FORM
6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of
the Securities Exchange Act of 1934
Commission File Number:
1-15270
For the month of December 2024
NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)
13-1,
Nihonbashi
1-chome
Chuo-ku,
Tokyo
103-8645
Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F
 X
   Form
40-F

Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):

Incorporation by Reference
The registrant hereby incorporates Exhibits 1 and 17 to this report on Form
6-K
by reference (i) in the prospectus that is part of the Registration Statement on Form
F-3
(Registration
No. 333-261756)
of the registrant, filed with the SEC on December 20, 2021 and (ii) in the prospectus that is part of the Registration Statement on Form
F-3
(Registration
No. 333-273353)
of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.
Information furnished on this form:
EXHIBITS

Exhibit Number

1.	Nomura Holdings, Inc. Interim Operating and Financial Review

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

17.	Subsidiary Issuer of Registered Guaranteed Securities

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2024, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 13, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Exhibit 1
NOMURA HOLDINGS, INC.
INTERIM OPERATING AND FINANCIAL R
EVI
EW

Presentation of Financial and Other Information
As used in this Form
6-K,
references to the “Company”, “Nomura”, “Nomura Group”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this Form
6-K,
references to “NHI” are to Nomura Holdings, Inc.
Unless otherwise stated, references in this Form
6-K
to “yen” and “¥” are to the lawful currency of Japan and references to “U.S. dollars” and “$” are to the lawful currency of the United States of America (“U.S.”).
All ownership data with respect to us presented in this Form
6-K
is presented based on the voting interests directly or indirectly held by us. Our voting interest is presented in accordance with Japanese reporting requirements, pursuant to which the amount presented with respect to each subsidiary is the percentage of voting rights of such subsidiary held directly by us or our subsidiaries. For example, wholly-owned subsidiaries of our subsidiaries are listed as 100%, regardless of the level of our direct interest in the intermediate subsidiaries.
Amounts shown within this Form
6-K
have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.
Except as otherwise indicated, all financial information with respect to us presented in this Form
6-K
is presented on a consolidated basis. Our fiscal year ends on March 31 of each year. We prepare interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our interim consolidated financial statements, including the notes thereto, for the six months ended September 30, 2023 and 2024 are included elsewhere in this Form
6-K.
The interim consolidated financial statements included in this Form
6-K
have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent registered public accounting firm. Until last year, the interim consolidated financial statements included information for the three-month pe rio
ds on a voluntary basis; however, from this period onwards, only information for the six-month
periods is provided.

Recent Regulatory Developments
This section updates certain disclosure presented under Item 4. Information on the Company—B. Business Overview—Regulation of our annual report on Form
20-F
for the fiscal year ended March 31, 2024.
Regulatory Developments in the United States
In elections held on November 5, 2024, former President Donald Trump secured sufficient electoral college votes to be elected President and is expected to be inaugurated on January 20, 2025. As of the date of the furnishing of this report, it is unclear what direction Mr. Trump’s administration will pursue in terms of a regulatory agenda, including whether any of the rules proposed by the outgoing Biden administration but not yet adopted and mentioned below will be adopted as proposed or at all, or whether any existing regulations may be amended or repealed.
On July 18, 2024, the CFTC approved an order granting conditional substituted compliance in connection with certain capital and financial reporting requirements applicable to nonbank swap dealers organized and domiciled in the U.K. subject to regulation by the U.K. PRA. This substituted compliance order applies to Nomura International plc (“NIP”), which is now able to satisfy the capital and financial reporting requirements by complying with the conditions of the order and replaces the previous no-action
relief provided by the CFTC. The order was immediately effective with the exception of three new conditions related to margin reporting and margin and capital headroom notifications for which the order grants 180 days to comply.
On October 13, 2023, the SEC adopted new Rule
10c-1a,
which requires (a) certain persons to report information about securities loans to a registered national securities association (“RNSA”), and (b) RNSAs to make publicly available certain information that they receive regarding those lending transactions. FINRA is currently the only RNSA. Rule
10c-1a
became effective January 2, 2024. The final FINRA rules pursuant thereto must be adopted within 12 months thereof (i.e., by January 2025), and reporting by covered persons must commence by the first business day 24 months after the effective date of Rule
10c-1a
(i.e., January 2026). On May 1, 2024, FINRA filed with the SEC a proposed rule change to adopt the new FINRA 6500 series (Securities Lending and Transparency Engine (SLATE
TM
)) to implement Rule
10c-1a
in May 2024. On October 28, 2024, the SEC extended the time period within which to approve or disapprove the proposed rule change until January 2, 2025.
In December 2022, the SEC issued four proposals to reform the U.S. equity market structure. The SEC proposed establishing a broker-dealer best execution standard, which would require broker-dealers to use reasonable diligence to ascertain the best market for a customer order so that the resultant price to the customer is as favorable as possible under prevailing market conditions. The best execution standard applies to all securities and supplements, but does not replace the existing FINRA best execution rules. The SEC also proposed, among other things, to require that individual investor orders routed through broker-dealers be exposed to order-by-order
competition in qualified auctions; to update the minimum pricing increments, with variable price increments based on the trading characteristics of stocks, reduce the access fee caps for protected quotations of trading centers, increase the transparency of exchange fees and rebates, and accelerate the implementation of rules that will make information about the market’s best priced, smaller-sized
orders publicly available; and to revise and expand reporting and disclosure requirements relating to execution quality. On October 18, 2023, the SEC proposed a new rule to prohibit national securities exchanges from offering volume-based transaction pricing in connection with the execution of agency or riskless principal-related orders in certain stocks. On March 6, 2024, the SEC adopted rule amendments that revise and expand reporting and disclosure requirements relating to execution quality. On September 18, 2024, the SEC adopted final rules for minimum pricing increments, access fee caps, transparency of exchange access fees and rebates, and the acceleration of implementation of rules making information about the market’s best priced, smaller-sized
orders publicly available. Final rules for the best execution standard, order-by-order
competition in auctions, and volume-based transaction pricing have yet to be adopted.
On May 13, 2024, the Department of the Treasury and the SEC jointly issued a proposed rulemaking that, would require certain investment advisers to implement reasonable procedures to verify the identities of their customers. On August 28, 2024, the Department of the Treasury’s Financial Crimes Enforcement Network (FinCEN) issued a final rule requiring investment advisers to adopt risk-based procedures to, among other things, perform due diligence on and risk assess their customers, monitor transactions and file, as warranted Suspicious Activity Reports with FinCEN.
On May 23, 2024, the CFTC adopted amendments to certain of its regulations imposing minimum capital requirements and financial reporting obligations on swap dealers. Among other things, the definitions of “tangible net worth” and “predominantly engaged in non-financial
activities” were revised so that nonbank swap dealers may determine tangible net worth capital at the parent or entity level and using U.S. GAAP or the International Financial Reporting Standards (“IFRS”) principles. The amendments became effective on June 24, 2024, with a compliance date of September 30, 2024.

On June 3, 2024, the CFTC amended certain regulations regarding large trader position reporting requirements for futures and options, requiring, among others, FCMs to report position information for the largest futures and options traders to the CFTC. The amendments became effective on August 2, 2024, with a compliance date of June 3, 2026.
Regulatory Developments in the U.K. and Europe
On June 19, 2024, the European Commission published the final update to CRDVI which includes new requirements for the establishment of branches for the provision of core banking services by third-country undertakings. Following the adoption of national regulations giving effect to CRDVI it is expected that core lending and deposit taking activities will be required to be conducted either through a branch in the relevant Member State or through an EU subsidiary undertaking, subject to certain exemptions permitted in the Directive. EU Member States are required to publish and adopt the national laws to implement CRDVI by January 10, 2026.
On June 19, 2024, the European Commission published the final rules to implement the remaining Basel 3.1 global standards in the EU (the Capital Requirements Regulations III (“CRRIII”)). This includes changes to Operational Risk, Credit Risk and CVA capital calculations along with an output floor on the use of internal models which will be effective from January 1, 2025. Around the same time the European Commission also announced a proposal to delay the introduction of the Fundamental Review of the Trading Book (“FRTB”) capital calculations for Market Risk which is expected to be adopted by the end of the year and will delay the implementation of the FRTB proposals within CRRIII to January 1, 2026.
Similarly on September 12, 2024, HM Treasury and the PRA published the second phase of the final U.K. rules on the implementation of the remaining Basel 3.1 global standards in the U.K. This has an effective date of January 1, 2026 for all areas including FRTB. At the same time the PRA and HM Treasury are taking further steps to adopt the Future Regulatory Framework to simplify the U.K. regulatory regime post Brexit and transfer rules from primary legislation into PRA rules.
In May 2022, the PRA published a policy statement, with accompanying supervisory statements on Trading Activity Wind-down (“TWD”). The statement sets out the requirements for firms to have capabilities that can be utilized for a full or partial wind-down of their trading activities, either as part of their recovery or post-resolution restructuring. NEHS, as an in-scope
firm, is expected to meet the policy requirements by March 3, 2025.
On July 30, 2024, the PRA published a consultation on amendments to SS5/21 on its supervisory approach to subsidiaries and branches of international banks. The consultation proposes some additional criteria that the PRA would consider when determining whether it is appropriate for a bank to operate in the U.K. as a branch rather than a subsidiary and additional clarifications and expectations around firms’ booking arrangements and risk management.
MiFIR II and MiFID III were published in the Official Journal of the European Union on March 8, 2024, and entered into force on March 28, 2024. MiFIR II then applied immediately in all member states. However, member states have until September 29, 2025, to bring into force the laws, regulations and administrative provisions necessary to comply with MiFID III. In its legislative proposal for MiFIR II, the Commission identified three priority areas for improving securities market trading (1) Enhancing transparency and availability of market data; (2) Improving the level playing field between execution venues; and (3) Ensuring that EU market infrastructures can remain competitive at international level. The main aim of MiFIR II was to introduce an
EU-wide
consolidated tape for shares, bonds, exchange-traded funds (ETFs) and derivatives. However, it also changes a number of additional areas such as the reference price waiver, double volume cap (DVC), and shares and derivatives trading obligations. The changes to the MiFID II Directive introduced by MiFID III are to a large extent consequential to ensure consistency with the amendments to MiFIR introduced by MiFIR II.
On July 26, 2024, the FCA published a Consultation Paper (CP24/14) on the Derivatives Trading Obligation (DTO) and Post Trade Risk Reduction Services. Among other things, the FCA is proposing to:

•	bring certain SOFR OIS derivatives under the DTO. The proposals mirror the trade execution requirement set in the CFTC’s “Made Available to Trade” determination.

•	hard code rules that allow persons to continue to be able to trade derivatives in scope of the DTO on EU trading venues in certain circumstances; and

•	reduce obligations (particularly post trade transparency), for post trade risk reduction services (e.g., portfolio compressions).
The consultation paper closed on September 30, 2024, and the FCA is aiming to publish its direction on the modification of the DTO in Q4 2024.

On July 9, 2024, the European Securities and Markets Authority (“ESMA”) published three consultation papers relating to the Regulation amending CSDR (909/2014) and CSDR REFIT (2023/2845). The consultations relate to: (1) Draft technical standards concerning the review and evaluation process under the CSDR; (2) Draft technical standards on the information third-country central securities depositories (CSDs) need to provide to ESMA; and (3) Technical advice for the European Commission on the scope of settlement discipline under the CSDR. ESMA intends to consult on other aspects of the CSDR in 2024/25.
On July 26, 2024, the Financial Markets Standards Board (FMSB) published a review on
Pre-hedging
aiming to supplement existing FMSB guidance. It is intended to address areas of uncertainty in specific pre-hedging
practices. It reiterates factors that may influence
pre-hedging
activity, including client relationship and preferences, transaction/market characteristics and broader market considerations. The review does not create significantly new standards/expectations above current guidance however certain areas are suggested for further industry consideration.
On July 20, 2021, the EU Commission presented its package of legislative proposals to strengthen EU rules on anti-money laundering and countering the financing of terrorism. On January 18, 2024, the Council and the European Parliament reached a provisional agreement on the anti-money laundering package. The package contains the establishment of a European authority (“Anti-Money Laundering Authority—AMLA”) which will be based in Frankfurt, Germany. The AML Package has been adopted by the European Council and published in the EU’s Official Journal on June 19, 2024. EU Member States must transpose the Anti-Money Laundering Directive (“AMLD”) 6 in their national legislation by July 10, 2027, at which point the current AMLD4, as amended by the AMLD5, will be repealed. The Anti-Money Laundering Regulation will start to apply from July 10, 2027.
The Regulation that implements AMLA will start to apply as of July 1, 2025, with exception to certain articles.
The FCA and the PRA have issued, in parallel, a Discussion Paper. Each organization will focus on their particular area of responsibility, with HM Treasury considering legislative aspects, while FCA and PRA consider operational aspects and rules. The Discussion Paper together with HM Treasury’s CfE, is the first full review of the SM&CR. While there have been other evaluations in the past, these were more limited in scope.
Publication of the Edinburgh Reforms were put on hold due to the change in U.K. government, however we understand there still be some changes to SM&CR, but we are waiting the final outcome.
Labelling, disclosure and reporting regulations further include the EU Taxonomy Regulation, the EU Sustainable Finance Disclosure Regulation and the EU Corporate Sustainability Reporting Directive (“CSRD”). The ECB is expected to limit use of marketable debt instruments from high-carbon footprint entities as collateral to align with the EU Taxonomy Regulation by the end of 2024. CSRD was published in the EU Official Journal on December 16, 2022, and will require in-scope
companies to report on sustainability-related issues in line with the detailed set of disclosure standards developed by the European Financial Reporting Advisory Group (“EFRAG”). On December 12, 2023, the European Sustainability Reporting Standards (“ESRS”)—Commission Delegated Regulation (EU) 2023/2772 of July 31, 2023, was published in the Official Journal of the EU. These sector-agnostic reporting standards specify the sustainability information that companies will need to report on in accordance with the CSRD. The draft Delegated Act with the first set of ESRS under the CSRD stated that sector-specific standards have been adopted by June 2024. However, on January 24, 2024, the Legal Affairs Committee of the European Parliament approved the decision to delay the adoption of the sector-specific ESRS by two years to June 30, 2026. EU companies categorized as ‘large undertakings’ and non-EU
companies with securities listed on an EU regulated market, which includes our EU subsidiaries Nomura Financial Products Europe GmbH, Nomura Europe Finance N.V., Nomura Bank (Luxembourg) SA and Nomura Bank International plc must report for the first time in 2026 for financial year March 2025 to March 2026.
On May 2, 2024, IFRS Foundation and EFRAG, the body advising on ESRS under the CSRD, published Interoperability Guidance to illustrate the alignment between the IFRS Board’s IFRS Sustainability Disclosure Standards (ISSB Standards) and the ESRS. The Guidance explains how companies can efficiently comply with both sets of standards, with a specific focus on climate-related reporting. Importantly, the Guidance is not intended to be a formal statement of equivalence. The goal of the guidance is to increase efficiency for entities that report under ESRS and the ISSB Standards by describing how the standards are interoperable.
On February 23, 2022, the EU Commission adopted a proposal for a Directive on corporate sustainability due diligence. The aim of this Directive is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules will ensure that businesses address adverse impacts of their actions, including in their chain of activities inside and outside EU and create transition plans that comply with Paris Agreement. On May 24, 2024, the European Parliament formally adopted the Corporate Sustainability Due Diligence Directive (“CSDDD”). On July 5, 2024 the CSDDD was published in the Official Journal of the EU and came into force on July 25, 2024. Member states will have until July 26, 2026, to transpose the CSDDD into their national laws. The CSDDD will apply on a phased basis for in-scope
companies.

On November 30, 2023, the Regulation on European Green Bonds and optional disclosures for bonds marketed as environmentally sustainable and for sustainability-linked bonds (the “EU GBS”) was published in the Official Journal of the European Union. The Regulation entered into force on December 20, 2023, and will apply from December 21, 2024, meaning that it will likely be 2025 before we see the first issuers to use the label. The Regulation introduces: (i) a voluntary label for issuers of green use of proceeds bonds where proceeds are fully allocated to economic activities aligned with the EU Taxonomy Regulation (subject to some limited flexibility); and (ii) creates an optional disclosure regime for bonds marketed as environmentally sustainable and sustainability-linked bonds. The EU GBS—which comes with rigorous allocation and transparency requirements—will be the first standard of its kind globally.
In the U.K., on November 28, 2023, the FCA published a Policy Statement on Sustainability Disclosure Requirements (SDR) and Investment labels as key part of delivering the U.K. government’s roadmap to sustainable investing. The measures are built on the ISSB Standards on Sustainability. Among other things, it introduces restrictions on how certain sustainability-related terms, such as ESG, green or sustainable, can be used in product names and marketing for products which do not qualify for the sustainable investment labels and introduces sustainable investment product labels with three categories underpinned by objective criteria. The measures are intended to help consumers navigate the market for sustainable investment products, by improving the trust and transparency of such products. On April 23, 2024, the FCA published consultation paper (CP24/8) on extending the Sustainability Disclosure Requirements (SDR) regime to all forms portfolio management services. The FCA’s proposal is to use the same definition of “portfolio management as under the TCFD rules—bringing into scope services in relation to private equity or other private market activities consisting of either advising on investments or managing investments on a recurring or ongoing basis. The U.K. government also published an update on May 16, 2024, setting out the next steps for implementing SDR. The update endorses IFRS / ISSB Sustainability Disclosure Standards and sets out expectations for transition plan disclosures, investment labels for funds recognized under the Overseas Funds Regime, proposes a design for a U.K. Green Taxonomy and encourages firms to engage in the Task Force on Nature related Financial Disclosures (“TNFD”) U.K. National Consultation Group regarding nature related disclosures. On April 2, 2025, FCA temporary flexibility grace period to comply with ‘naming and marketing’ rules under SDR will end.
The Anti Greenwashing Rule came into effect on May 31, 2024 (applicable to NEHS entities under policy). As of July 31, 2024, U.K. firms carrying out portfolio management have been able to use the investment labels (Sustainability Focus, Sustainability Improvers, Sustainability Impact or Sustainability Mixed Goals) where undertaking sustainability in-scope
business in relation to sustainability product. The naming and marketing rules for asset managers came into effect from December 2, 2024 and are applicable to Nomura Asset Management U.K. Limited only. NIP and NBI are out of scope. The company has reviewed and updated its relevant policies, procedures and client documentation as well as provided training to all relevant personnel to ensure compliance with the Anti Greenwashing Rule.
In addition, the U.K. Transition Plan Taskforce (TPT) (launched by HM Treasury in April 2022 to develop the gold standard for private sector climate transition plans) has published its final Disclosure Framework. The TPT framework provides the companies subject to mandatory TCFD reporting with the toolkit to disclose their transition plans consistently, and in a way that makes it possible for investors and market participants to compare companies’ performance and progress towards net zero. This reflects the government’s pledge to make transition plan disclosures mandatory for U.K. companies at some point. On April 9, 2024, the TPT published its final version of sector-specific guidance on climate transition plan disclosures, including for the financial sector.
On July 12, 2024, Regulation (EU) 2024/1689 of the European Parliament and of the Council on harmonized rules on artificial intelligence (AI Act) and amending certain Union legislative acts was published in the Official Journal of the European Union. The EU AI Act is set to enter into force in
Q2-Q3,
2024, with transition periods for complying with various requirements ranging from
6-24
months. The AI Act aims to provide AI developers and deployers with clear requirements and obligations regarding specific uses of AI. The aim of the new rules is to foster trustworthy AI in Europe and beyond, by ensuring that AI systems respect fundamental rights, safety, and ethical principles and by addressing risks of very powerful and impactful AI models.

Risk Factors
Significant changes in our Risk Factors which were described in our annual report on Form
20-F
for the fiscal year ended March 31, 2024 (the “2024
20-F”)
are stated below. The captions below correspond to Item 3. Key Information—D. Risk Factors—Risks Relating to Legal, Compliance and Other Operational Issues—16. Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed, and 18. Our business is subject to substantial legal, regulatory and reputational risks—(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses in the 2024
20-F.

16.	Misconduct, fraud or other criminal activity by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed
We always face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, concealment of unauthorized or unsuccessful activities, or criminal or other unlawful actions against customers. The misconduct could also involve the improper use or disclosure of non-public
information relating to us or our clients, such as insider trading, improper transmission of such information and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.
Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day
business operations, such fraud or any other misconduct may be difficult to prevent or detect, and our future reputation and financial condition could be adversely affected, which could result in serious reputational or financial damage to us in the future.
Measures we have implemented or additional measures that may be implemented in the future may not be effective in preventing or managing the risk of misconduct or fraud in all cases, and we may not always be able to detect or deter misconduct or fraud by an employee, director, officers, or third parties. If any administrative or judicial sanction is issued against us as a result of such fraudulent or misconduct, we may lose business opportunities, and our future revenue and results of operations may be materially and adversely affected, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.
On October 30, 2024, a former employee of Nomura Securities Co., Ltd. (“NSC”) was arrested by Hiroshima Prefecture police on suspicion of serious crimes during his employment with NSC. Subsequently, he was formally charged by the Hiroshima District Public Prosecutors’ Office on November 20, 2024. He allegedly committed robbery, attempted murder and arson against two individuals, including an NSC customer. There is a risk that these developments could adversely affect our reputation, potentially leading to a loss of current and future clients, particularly with respect to clients in the Wealth Management division or other retail businesses, which could adversely affect revenues and overall business performance and could adversely affect our financial condition and results of operations.

18.	Our business is subject to substantial legal, regulatory and reputational risks
(Omitted)
(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses
(Omitted)
On September 25, 2024, the Japanese Securities and Exchange Surveillance Commission (the “SESC”) issued a recommendation that an administrative monetary penalty payment order be issued to the Company’s subsidiary, NSC, based on the SESC’s finding that NSC engaged in activities that constituted a violation of laws and regulations as part of certain Japanese government bond (“JGB”) futures transactions conducted in March 2021. As a result, in October 2024, NSC received a suspension of Special Entitlements of JGB Market Special Participants (Primary Dealer) from October 15, 2024 to November 14, 2024 from Japan’s Ministry of Finance and an order for an administrative monetary penalty from the Financial Services Agency (“FSA”). Following the imposition of these administrative actions, certain of our clients suspended engagement with us for financial transactions, which may affect our revenues.
(Omitted)

Special Note Regarding Forward-Looking Statements
This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information.
Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statements contained in this report. Such risks, uncertainties and other factors are set forth in “
Risk Factors
” above and in Item 3. D of our annual report on Form
20-F
for the fiscal year ended March 31, 2024, as well as elsewhere in this Form
6-K.

Operating and Financial Review and Prospects
Results of Operations—Six Months Ended September 30, 2023 and 2024
The unaudited interim consolidated financial statements are prepared on a basis consistent with the audited consolidated financial statements included in our Form
20-F
for the fiscal year ended March 31, 2024 filed on June 26, 2024, except for the effect of new accounting pronouncements recently adopted by Nomura as disclosed in Note 1 “
Summary of accounting policies
” to the interim consolidated financial statements.
In April 2024, the Retail Division was renamed the “Wealth Management Division”. Accordingly, our operating management and management reporting are prepared based on the Wealth Management, the Investment Management and the Wholesale segments. We disclose business segment information in accordance with this structure from the first quarter commencing on April 1, 2024.

Progress on Key Performance Indicators (KPIs)
[Management Indicators]
Return on Equity
We have set Return on Equity (ROE) as one of our most important indicators. After the introduction of the Corporate Governance Code in Japan, the importance of awareness of capital costs has increased among management of Japanese companies. In addition, under the framework of global financial regulations, more effective use of capital is required. As a result, we believe that the optimal allocation of financial resources will become even more important for our Company in the future. Accordingly, beginning in the fiscal year ended March 31, 2021, we adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation, along with the revision of “Fundamental Management Policy” based on the approval at the Board of Directors meeting held in May 2020.
ROE is defined and calculated as net income attributable to NHI shareholders divided by average of the total shareholders’ equity at the beginning and end of the period. We believe that disclosure of ROE is useful to investors in that it helps them to assess business conditions and our effective use of capital to enhance corporate value.
We have set ROE target of
8-10%
for the fiscal year ending March 31, 2025, reflecting the cost of capital for our Company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the six months ended September 30, 2024 increased to 10.1% from 3.6% for the same period in the prior year.
Furthermore, in May 2024, we announced a new quantitative management target for the fiscal year 2030 of achieving an ROE of
8-10%+
and an income before income taxes target of over ¥500 billion.
Common equity Tier1 capital ratio
There are multiple global financial regulations that we must comply with, including capital regulations established by Basel Committee on Banking Supervision as interpreted and implemented by the Financial Services Agency of Japan (“FSA”) which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 capital ratio (CET1 ratio) of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. Our CET1 ratio slightly decreased to 15.76% as of September 30, 2024 from 16.29% as of March 31, 2024. For further details, on the key capital requirements we must follow, see
“Consolidated Regulatory Capital Requirements.”

[Indicators by Business Segment]
In addition to the Group KPIs, our management also uses certain divisional specific KPIs to monitor and assess performance of the divisions.
Wealth Management
We have adopted the following key indicators in the Wealth Management Division to quantify the outcomes of our efforts and monitor our business: Recurring revenue assets; Net inflows of recurring revenue assets; Flow business clients; and Workplace Services; so that our management will be able to monitor the progress of our businesses and target sustainable and further business growth. We believe that disclosure of those indicators is useful to investors in that it helps them to assess the progress of the division’s client-facing activities as well as digest and understand our growth potential.

	(Trillions of yen)
	March 31, 2024	September 30, 2024	% Change from March 31, 2024
Recurring revenue assets	¥23.0	¥23.4	2.0%

	Six months ended September 30 (Billions of yen)
	2023	2024	% Change from previous year
Net inflows of recurring revenue assets	¥333.5	¥826.2	147.7%

	Six months ended September 30 (Thousands)
	2023	2024	% Change from previous year
Flow business clients	1,247	1,251	0.3%

	(Thousands)
	March 31, 2024	September 30, 2024	% Change from March 31, 2024
Workplace services	3,627	3,792	4.6%

•	Recurring revenue assets
Recurring revenue assets are defined by adding related loans to the total amount of assets, such as investment trusts, discretionary investments, insurance, and level fee assets, for which management fees and other recurring fees are charged. The amount of related loans totaled approximately ¥918.0 billion as reported within
Loans receivable
in the consolidated balance sheets as of September 30, 2024. Total recurring revenue assets as of September 30, 2024 were ¥23.4 trillion, an increase of ¥0.5 trillion, or 2.0%, from ¥23.0 trillion as of March 31, 2024 due to initiatives to increase recurring revenue assets and market factors.

•	Net inflows of recurring revenue assets
Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of sale and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. In order to more closely monitor the progress of the stock business, we have retroactively revised the definition for this fiscal year so as not to include the net decrease due to investment trust distributions, which we believe more clearly isolates the level of inflows or outflows of investment trust assets under management (other than distributions). As a result, the net inflows of recurring revenue assets for the six months ended September 30, 2023 have increased from ¥162.5 billion to ¥333.5 billion. Thanks to the penetration of the Wealth Management business, the net inflows of recurring revenue assets for the six months ended September 30, 2024 was ¥826.2 billion, exceeding the annual KPI target.

•	Flow business clients
The number of flow business clients is defined as the total number of clients to whom we provide flow business, businesses that generate flow revenues, within the fiscal year and is a measure of the growth in the client base that is critical to realizing the growth in flow revenue, etc. The number of flow business clients as of September 30, 2024 was approximately 1,251 thousand, which is 0.3% higher than that of September 30, 2023, which was 1,247 thousand. We achieved the increase by reallocation of our people to provide services to inactive clients, in addition to the improvement of the market sentiment.

•	Workplace services
Workplace services are defined as the sum of the number of workplace financial services provided, such as the number of members of employee stock ownership plans, accounts derived from the employee stock ownership (excluding current members) and corporate defined contribution (DC) pension plan subscribers, and is an index used to measure the expansion of the client base through workplace financial businesses. As of September 30, 2024, the number of workplace services provided stood at 3,792 thousand. We achieved an expansion of 165 thousand, 4.6% increase from that of March 31, 2024, which was 3,627 thousand, mainly in terms of the increase in members of employee stock ownership plans, and have expanded our client base which will lead to sustainable growth. Additionally, effective April 1, 2024, “Services for salaried employees” has been renamed “Workplace Services.” There have been no changes to the definition or calculation of this KPI.
Investment Management
We have set the balance of assets under management and net inflows as key performance indicators for the Investment Management Division. The businesses in the Investment Management Division generally earn management or similar fees based on the amount of assets under management, meaning that revenue trends for these businesses tend to follow trends in the amount of assets under management, and our management considers this metric to be effective in monitoring the progress of these businesses. We also believe that it is an important indicator of how well investment products are received by investors. We believe that net inflows are an effective metric to monitor the progress of the division’s asset management businesses, excluding market factors from fluctuations in the balance of assets under management. It is an important indicator for ascertaining the effectiveness of the division’s measures to expand assets under management and thereby achieve its profit expansion target.

	(Trillions of yen)
	March 31, 2024	September 30, 2024	% Change from March 31, 2024
The balance of assets under management	¥89.0	¥88.8	(0.2)%

	Six months ended September 30 (Billions of yen)
	2023	2024	% Change from previous year
Net inflows	¥2,306	¥2,074	(10.1)%

•	The balance of assets under management
The balance of assets under management includes the net balance (after deducting duplications) of assets under management (gross) of Nomura Asset Management Co., Ltd., Nomura Corporate Research and Asset Management Inc. and Wealth Square., Ltd., as well as third-party investments in assets managed by the other asset managers under the Investment Management Division. During the six months ended September 30, 2024, the balance of assets under management slightly decreased. This decline was primarily due to falling Japanese stock prices and the depreciation of foreign currencies against the Japanese Yen, which was partially offset by net inflows into a wide range of products.

•	Net inflows
Net inflows are calculated by subtracting cash outflows from cash inflows. For these purposes, cash outflows do not include outflows from distributions. During the six months ended September 30, 2024, in the investment trust business, there were inflows into a wide range of products such as Japanese stock ETFs, global equity funds, balanced funds, and private assets including private placement funds from Japanese high-net-worth
individuals while there were outflows from money reserve funds. In the investment advisory and international businesses, there were inflows mainly into U.S. high-yield bonds, global equity funds, Japanese bonds, and private assets.
Wholesale
We have adopted a
cost-to-income
ratio and a revenue to modified RWA ratio as additional key performance indicators in our Wholesale Division. We believe that disclosure of these indicators would be useful for investors to assess progress in terms of cost and resource efficiency. Additionally, we use these indicators to evaluate our business based on progress on cost savings initiatives and return on resources.

	Three months ended
	June 30, 2023	September 30, 2023	June 30, 2024	% Change from previous year	September 30, 2024	% Change from previous year
Cost-to-income ratio	99%	96%	91%	(8)%	83%	(13)%
Revenue/modified RWA	6.2%	6.4%	7.3%	1.1%	7.4%	1.0%

•	Cost-to-income ratio
The
cost-to-income
ratio for the Wholesale Division is calculated by dividing
non-interest
expenses for the division for a given reporting period by net revenue generated by the division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio improved compared to the prior fiscal year for both the quarter ended June 30, 2024 and the quarter ended September 30, 2024, due to higher revenues across all business lines (i.e. Fixed Income, Equities and Investment Banking). This was partly offset by higher variable expenses in line with performance.

•	Revenue to modified Risk Weighted Asset (RWA) ratio
The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to risk-based capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal minimum capital ratio target of 12.5%. (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitors due to the approach and methodologies used for calculation. Our credit risk-weighted assets and operational risk equivalent assets are calculated by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA increased for the quarter ended June 30, 2024 as well as for the quarter ended September 30, 2024 compared to the prior fiscal year, driven by higher revenues across all business lines (i.e. Fixed Income, Equities and Investment Banking).
Current Challenges
The new challenges on operating and financing activities that arose during the six months ended September 30, 2024 and until the submission date of this report are as follows:
[Risk Management and Compliance, etc.]
Administrative Action by Japan’s Financial Services Agency
In September 2024, the Japanese Securities and Exchange Surveillance Commission made a recommendation that the Financial Services Agency (“FSA”) impose an administrative monetary penalty against NSC for unlawful trading of Japanese government bond futures in March 2021. The payment order was subsequently issued to NSC by the FSA in October 2024, and NSC received a suspension of Special Entitlements of JGB Market Special Participants (Primary Dealer) from October 15, 2024 to November 14, 2024 from Japan’s Ministry of Finance.
In response to this, NSC have conducted an investigation and verification into the causes of the incident, and on October 31, 2024, we outlined the following measures we plan to take in order to prevent recurrence:
(1) Front Office prevention measures
① Measures to strengthen traders’ awareness of compliance issues
② Strengthening trading management in Front Office
(2) Prevention measures in Compliance
Development of more sophisticated surveillance and oversight functions

(3) Verification by Internal Audit
Verification of the progress of prevention measures, confirming the status of operations
(4) Establishment of new organization
Establishment of the Global Markets Surveillance Strategy and Planning Department to ensure the swift implementation of measures in Front Office and Compliance and lead the enhancement of our monitoring framework
(5) Management initiatives to reinforce compliance with laws
Initiatives to put our Purpose “We aspire to create a better world by harnessing the power of financial markets” into action and initiatives to instill this understanding among all executives and employees
By fully implementing these measures, we will seek to further enhance our compliance framework and internal controls to prevent similar incidents and to regain stakeholder trust.
Incident Involving Former Employee
On October 30, 2024, a former employee of NSC was arrested by Hiroshima Prefecture police on suspicion of certain serious criminal acts during his employment with NSC. Subsequently, he was formally charged by the Hiroshima District Public Prosecutors’ Office on November 20, 2024. He allegedly committed robbery, attempted murder and arson against two individuals, including an NSC customer.
To ensure that our clients feel confident using our services, we have established and begun to implement measures designed to be more rigorous and effective. The measures include, among others, the establishment of the Operational Reform Promotion Committee to enhance the organization’s ability to detect and deter individual employee misconduct, strengthening supervision of visits to clients’ homes and the introduction of required block leave to allow us to detect wrongdoing.

Overview
The following table provides selected consolidated statements of income information for the six months ended September 30, 2023 and 2024.

	Millions of yen except percentages
	Six months ended September 30
	2023	2024	% Change from previous year
Non-interest revenues:
Commissions	¥171,692	¥204,113	18.9%
Fees from investment banking	69,750	94,586	35.6
Asset management and portfolio service fees	148,473	184,181	24.1
Net gain on trading	232,176	279,705	20.5
Gain on private equity and debt investments	8,010	4,751	(40.7)
Gain (loss) on investments in equity securities	7,569	(1,112)	—
Other	60,274	141,719	135.1

Total non-interest revenues	697,944	907,943	30.1
Net interest revenue	18,729	29,826	59.3

Net revenue	716,673	937,769	30.9
Non-interest expenses	613,628	701,828	14.4

Income before income taxes	103,045	235,941	129.0
Income tax expense	41,578	66,802	60.7

Net income	61,467	169,139	175.2%

Less: Net income attributable to noncontrolling interests	2,904	1,814	(37.5)

Net income attributable to NHI shareholders	¥58,563	¥167,325	185.7%

Return on shareholders’ equity (annualized) (1)	3.6%	10.1%

(1)	Calculated as Net income attributable to NHI shareholders divided by average Total NHI shareholders’ equity multiplied by two.
Net revenue
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024.
Commissions
increased primarily due to strong client sentiment and activities.
Fees from investment banking
increased primarily due to increase in underwriting fees from Equity Capital Markets (“ECM”) and Debt Capital Markets transactions.
Net gain
on trading
increased primarily due to strong performance in equity business.
Gain on private equity and debt investments
decreased primarily due to the decrease of fair value of Nomura Capital Partners Co., Ltd.’s investee companies.
Other revenue
increased primarily due to American Century Investments related gain/loss.
Net interest revenue
is a function of the level and the mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates.
Net interest revenue
is an integral component of our trading business. In assessing the profitability of our overall business and of our Wholesale division in particular, we view
Net interest revenue
and
Non-interest
revenues
in aggregate.
Non-interest
expenses
increased from the six months ended September 30, 2023 for the six months ended September 30, 2024.

We are subject to a number of different taxes in Japan and have adopted the Group Tax Sharing system under Japanese tax law. The Group Tax Sharing system only imposes a national tax. Our foreign subsidiaries are subject to the income taxes of the jurisdictions in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each jurisdiction.
For the six months ended September 30, 2023, the difference between the effective statutory tax rate of 31% and the effective tax rate of 40.3% was mainly due to non-deductible
expenses, whereas
non-taxable
revenues decreased the effective tax rate.
For the six months ended September 30, 2024, the difference between the effective statutory tax rate of 31% and the effective tax rate of 28.3% was mainly due to decrease in valuation allowance, whereas non-deductible
expenses increased the effective tax rate.
Wealth Management
In our Wealth Management Division, our sales activities focus on providing consultation services and investment proposals to clients for which we receive commissions and fees. Additionally, we receive fees from asset management companies in connection with administration services we provide in connection with investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent. Nomura has renamed its Retail Division as Wealth Management Division, effective April 1, 2024.

	Millions of yen
	Six months ended September 30
	2023	2024	% Change from previous year
Non-interest revenues	¥188,301	¥225,535	19.8%
Net interest revenue	2,681	5,132	91.4

Net revenue	190,982	230,667	20.8
Non-interest expenses	138,990	143,120	3.0

Income before income taxes	¥51,992	¥87,547	68.4%

Net revenue
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024.
Non-interest
expenses
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024.
Income before income taxes
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024.
The following table presents a breakdown of Wealth Management non-interest
revenues for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended September 30
	2023	2024	% Change from previous year
Commissions	¥83,243	¥93,168	11.9%
Brokerage commissions	37,933	36,799	(3.0)
Commissions for distribution of investment trusts	26,840	34,281	27.7
Other commissions	18,470	22,087	19.6
Net gain on trading	27,640	30,139	9.0
Fees from investment banking	8,866	14,972	68.9
Asset management fees	59,370	76,486	28.8
Others	9,182	10,772	17.3

Non-interest revenues	¥188,301	¥225,535	19.8%

Commissions
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024, primarily due to an increase in commissions for distribution of investment trusts.
Net gain on trading
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024.
Fees from investment banking
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024, primarily due to increase in underwriting fees from Japan-related ECM transactions.
Asset management fees
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024.

Wealth Management Client Assets
The following table presents the amounts and details of Wealth Management client assets as of March 31, 2024 and September 30, 2024.

	Trillions of yen
	From March 31, 2024 to September 30, 2024
	Balance at March 31, 2024	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at September 30, 2024
Equities	¥102.5	¥20.4	¥(15.6)	¥(12.7)	¥94.6
Debt securities	20.1	7.5	(8.5)	1.4	20.5
Stock investment trusts	13.3	2.2	(1.8)	(0.2)	13.5
Bond investment trusts	7.3	0.1	(0.4)	0.0	7.0
Overseas mutual funds	1.8	0.1	(0.1)	(0.1)	1.7
Others	8.6	1.1	(0.4)	(0.5)	8.8

Total	¥153.6	¥31.4	¥(26.8)	¥(12.1)	¥146.1

Wealth Management client assets decreased by ¥7.4 trillion from ¥153.6 trillion as of March 31, 2024 to ¥146.1 trillion as of September 30, 2024. The balances of our clients’ equity and equity-related products was ¥102.5 trillion as of March 31, 2024 and ¥94.6 trillion as of September 30, 2024. The balances of our clients’ investment trusts and mutual funds decreased by ¥0.2 trillion from ¥22.4 trillion as of March 31, 2024 to ¥22.2 trillion as of September 30, 2024.

Investment Management
Our Investment Management Division is conducted through Nomura Asset Management Co., Ltd. (“NAM”) and other investment and asset management subsidiaries. We earn portfolio management fees through the development and management of collective investment schemes such as investment trusts, provide investment advisory services for pension funds and other institutional clients. We also provide private equity/debt strategies as well as product offering platform that invests in tangible assets such as infrastructure, real estate and aircraft. Our revenue also includes investment gain/loss related to our investments in American Century Investments and in other investment businesses.

	Millions of yen
	Six months ended September 30
	2023	2024	% Change from previous year
Non-interest revenues	¥76,357	¥105,150	37.7%
Net interest revenue	(4,721)	(1,393)	—

Net revenue	71,636	103,757	44.8
Non-interest expenses	44,794	48,643	8.6

Income before income taxes	¥26,842	¥55,114	105.3%

Net revenue
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024 primarily due to the increase of the fair value of the investee companies.
Non-interest
expenses
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024.
The breakdown of net revenue for Investment Management is as follows:

	Millions of yen
	Six months ended September 30
	2023	2024
Business revenue (1)	¥65,937	¥78,475
Investment gain/ loss (2)	5,699	25,282

Net revenue	¥71,636	¥103,757

(1)
Consists of division revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)
Consists of division revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments and our investments held in our private equity and other investment businesses.

The following table presents assets under management of each principal Nomura entity within our Investment Management Division as of March 31, 2024 and September 30, 2024. Gross outflows include outflow from distribution.

	Billions of yen
	From March 31, 2024 to September 30, 2024
	Balance at March 31, 2024	Adjustment in beginning balance	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at September 30, 2024
Nomura Asset Management Co. , Ltd.	¥91,011	¥(2,837)	¥18,448	¥(17,538)	¥(1,381)	¥87,703
Nomura Corporate Research and Asset Management Inc. etc	5,588	—	755	(437)	(23)	5,883

Combined total	96,599	(2,837)	19,203	(17,975)	(1,404)	93,586
Shared across group companies	(7,598)	2,837	(588)	507	36	(4,806)

Total	¥89,001	¥—	¥18,615	¥(17,468)	¥(1,368)	¥88,780

Notes: Combined total of Nomura Asset Management Co. , Ltd. and Shared across group companies assets decreased similarly due to the reorganization in the Americas made on April 1, 2024.
Assets under management was largely unchanged from the year ended March 31, 2024 to the six months ended September 30, 2024.
The following table shows NAM’s market share, in terms of net asset value, in the Japanese Asset management market as of March 31, 2024 and September 30, 2024.

	March 31 2024	September 30 2024
Total of publicly offered investment trusts	26%	25%
Equity investment trusts	25%	24%
Debt investment trusts	44%	44%

Wholesale
In Wholesale, we are engaged in the sales and trading of debt securities and equity securities and currencies on a global basis to various institutions, providing investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and investing in private equity businesses with the goal of maximizing returns on these investments by increasing the corporate value of investee companies.

	Millions of yen
	Six months ended September 30
	2023	2024	% Change from previous year
Non-interest revenues	¥387,061	¥493,208	27.4%
Net interest revenue	7,876	15,019	90.7

Net revenue	394,937	508,227	28.7
Non-interest expenses	384,572	441,812	14.9

Income before income taxes	¥10,365	¥66,415	540.8%

Net revenue
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024.
Non-interest
expenses
increased from the six months ended September 30, 2023 to the six months ended September 30, 2024.
The following table presents a breakdown of net revenue for Wholesale for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended September 30
	2023	2024	% Change from previous year
Global Markets	¥331,062	¥428,723	29.5%
Investment Banking	63,875	79,504	24.5

Net revenue	¥394,937	¥508,227	28.7%

Global Markets net revenue was ¥428.7 billion. Fixed Income net revenue increased from ¥194.2 billion for the six months ended September 30, 2023 to ¥253.5 billion for the six months ended September 30, 2024 because of strong performance in spread products. Equities net revenue increased from ¥136.8 billion for the six months ended September 30, 2023 to ¥175.2 billion for the six months ended September 30, 2024 due to strong performances in execution service and equity products. Investment banking net revenue was ¥79.5 billion.

Other Operating Results
Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 16 “
Segment and geographic information
” in our interim consolidated financial statements.
Net revenue
was ¥60,708 million for the six months ended September 30, 2023 and ¥97,111 million for the six months ended September 30, 2024 due to increase in equity earnings in affiliates and improvement in net gain related to economic hedging transactions.
Non-interest
expenses
were ¥45,272 million for the six months ended September 30, 2023 and ¥68,253 million for the six months ended September 30, 2024.
Income (loss) before income taxes
in other operating results was ¥15,436 million for the six months ended September 30, 2023 and ¥28,858 million for the six months ended September 30, 2024.
Other operating results for the six months ended September 30, 2024 include gains from changes in the fair value of derivative liabilities of ¥13.4 billion attributable to the change in Nomura’s own creditworthiness and gains from changes in counterparty credit spreads of ¥0.1 billion.
Number of Employees
The following table presents the number of our employees as of September 30, 2023 and 2024.

	September 30
	2023	2024
Japan	15,158	15,045
Europe	2,993	3,111
Americas	2,486	2,502
Asia and Oceania	6,492	6,724

Total	27,129	27,382

Summary of Regional Contributions
For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 16
“
Segment and geographic information
” in our interim consolidated financial statements.
Regulatory Capital Requirements
Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate.
Translation Exposure
A significant portion of our business is conducted in currencies other than Japanese Yen—most significantly, U.S. Dollars, British Pounds and Euros. We prepare financial statements of each of our consolidated subsidiaries in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary.
Critical Accounting Policies and Estimates
Critical accounting policies are the accounting policies which have the most significant impact on the preparation of our consolidated financial statements included within this report and which require the most difficult, subjective and complex judgments by our management to develop estimates used in the application of these policies. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of information available at the time. Actual results in future reporting periods may differ from these estimates, which could have a material impact on our consolidated financial statements.
The following table summarizes the critical accounting policy which has the most significant impact on our consolidated financial statements for the six months ended September 30, 2024. The table also identifies the critical accounting estimates inherent within application of the policy, the nature of the estimates, the underlying assumptions and judgments made by our management during the six months ended September 30, 2024 to derive those estimates and the financial impact had we applied different estimates or assumptions during the six months ended September 30, 2024. See Note 1
“Summary of Accounting Policies”
in our consolidated financial statements included in this report for more information on the critical accounting policy we apply in these areas and the relevant footnote disclosures referred to in the table for more information around how the critical accounting policy and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during the six months ended September 30, 2024
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments
A significant portion of our financial instruments are carried at fair value. The fair values of these financial instruments may not only be measured at quoted prices but also impacted by other factors, including selection of valuation techniques/ models and other assumptions that require judgment.

This may affect the amount and timing of unrealized gains or losses recognized in the consolidated statements of income or accumulated other comprehensive income for a particular financial instrument.

Selection of appropriate valuation techniques

•  For financial instruments measured at fair values where quoted prices are available in active markets, we typically use quoted prices as level 1 inputs for determining the fair values of these financial instruments.

•  For financial instruments where such quoted prices are not available, fair values of these financial instruments are measured using level 2 or level 3 inputs. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the estimated fair values measured could vary depending on which models and assumptions are used. When selecting valuation techniques, various factors such as the particular circumstances and markets where these financial instruments are traded, the availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered.

Significance of level 3 inputs

•  Fair values are more judgmental when we use level 3 inputs, which are based on significant non-market
based unobservable inputs.

•  For these instruments, fair value is determined based on management’s judgment about the assumption that market participant would use in pricing the instruments, including perception of liquidity, economic environment and the risks affecting the specific instruments.

See Note 2
“Fair value measurements”
for further information around our valuation methodologies and our policy for classification of financial instruments within the fair value hierarchy.

Level 3 financial assets (net of derivative liabilities) increased from ¥1,041 billion as of March 31, 2024 to ¥1,218 billion as of September 30, 2024. Total level 3 financial assets to total financial assets carried at fair value on a recurring basis ratio was 6 % as of September 30, 2024 (6% as of March 31, 2024.)

See Note 2
“Fair Value measurements”
for further quantitative and qualitative information regarding level 3 inputs, including the sensitivity of fair values of the underlying financial instruments to changes in level 3 inputs.

Assets and Liabilities Associated with Investment and Financial Services Business
Exposure to Certain Financial Instruments and Counterparties
Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and other counterparties in the normal course of business.
Leveraged Finance
We provide loans to clients in connection with leveraged
buy-outs
and leveraged
buy-ins.
As this type of finance is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.
The following table presents our exposure to leveraged finance transactions, separately showing funded and unfunded commitments by geographic location of the target company as of September 30, 2024.

	Millions of yen
	September 30, 2024
	Funded	Unfunded	Total
Europe	¥23,937	¥166,100	¥190,037
Americas	18,525	254,032	272,557
Asia and Oceania	1,149	69,446	70,595

Total	¥43,611	¥489,578	¥533,189

Special Purpose Entities (“SPEs”)
Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.
For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 7. “
Securitizations and Variable Interest Entities
” included in our interim consolidated financial statements.
Accounting Developments
See Note 1
“Summary of accounting policies: New accounting pronouncements recently adopted”
in our interim consolidated financial statements.

Deferred Tax Assets Information
Details of deferred tax assets and liabilities
The following table presents details of deferred tax assets and liabilities reported within
Other assets
—
Other
and
Other liabilities
, respectively, in the consolidated balance sheets as of September 30, 2024.

Millions of yen
September 30, 2024
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥40,755
Investments in subsidiaries and affiliates	127
Valuation of financial instruments	118,275
Accrued pension and severance costs	11,967
Other accrued expenses and provisions	81,680
Operating losses	460,927
Lease liabilities	44,597
Other	18,093

Gross deferred tax assets	776,421
Less—Valuation allowances	(568,698)

Total deferred tax assets	207,723

Deferred tax liabilities
Investments in subsidiaries and affiliates	117,274
Valuation of financial instruments	97,647
Undistributed earnings of foreign subsidiaries	2,606
Valuation of fixed assets	23,026
Right-of-use assets	39,475
Other	4,394

Total deferred tax liabilities	284,422

Net deferred tax assets (liabilities)	¥(76,699)

Calculation method of deferred tax assets
In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.
Legal Proceedings
For a discussion of our litigation and related matters, see Note 15 “
Commitments, contingencies and guarantees
” in our interim consolidated financial statements.

Liquidity and Capital Resources
Funding and Liquidity Management
Overview
We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and
30-day
periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio and the net stable funding ratio issued by the Financial Services Agency (“FSA”).
We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.
Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over group liquidity management based on decisions made by the EMB.
1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.
We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.
In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.
To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of September 30, 2024, our liquidity portfolio was ¥9,375.8 billion which sufficiently met liquidity requirements under the stress scenarios.
The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2024 and September 30, 2024 and averages maintained for the years ended March 31, 2024 and September 30, 2024. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2024	March 31, 2024	Average for six months ended September 30, 2024	September 30, 2024
Cash, cash equivalents and time deposits (1)	¥3,741.8	¥3,629.9	¥4,251.2	¥4,534.2
Government securities	4,029.4	4,348.6	4,531.2	4,365.0
Others (2)	423.4	439.5	490.6	476.6

Total liquidity portfolio	¥8,194.6	¥8,418.0	¥9,273.0	¥9,375.8

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2024 and September 30, 2024 and averages maintained for the years ended March 31, 2024 and September 30, 2024. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2024	March 31, 2024	Average for six months ended September 30, 2024	September 30, 2024
Japanese Yen	¥1,964.8	¥1,702.3	¥2,272.6	¥2,857.9
U.S. Dollar	4,341.1	4,601.7	4,832.5	4,461.5
Euro	933.2	1,023.5	1,055.1	960.9
British Pound	549.4	659.8	690.1	657.1
Others (1)	406.1	430.7	422.7	438.4

Total liquidity portfolio	¥8,194.6	¥8,418.0	¥9,273.0	¥9,375.8

(1)	Includes other currencies such as the Australian Dollar, the Canadian Dollar and the Swiss Franc.
We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co., Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group.
The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2024 and September 30, 2024.

	Billions of yen
	March 31, 2024	September 30, 2024
NHI and NSC (1)	¥1,495.2	¥2,632.0
Major broker-dealer subsidiaries	3,592.5	3,598.6
Bank subsidiaries (2)	1,319.9	1,431.7
Other affiliates	2,010.4	1,713.5

Total liquidity portfolio	¥8,418.0	¥9,375.8

(1)
NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank (Luxembourg) S.A.
2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.
In addition to our liquidity portfolio, we had ¥2,928.1 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of September 30, 2024 was ¥12,303.9 billion, which represented 280.9% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2024	September 30, 2024
Net liquidity value of other unencumbered assets	¥3,175.6	¥2,928.1
Liquidity portfolio	8,418.0	9,375.8

Total	¥11,593.6	¥12,303.9

3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets
We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.
We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese
Yen denominated long-term debt increased to 62.1% of total long-term debt outstanding as of September 30, 2024 from 59.4% as of March 31, 2024.
3.1 Short-Term Unsecured Debt
Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.
The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2024 and September 30, 2024.

	Billions of yen
	March 31, 2024	September 30, 2024
Short-term bank borrowings	¥177.5	¥176.4
Other loans	356.0	304.1
Commercial paper	224.8	116.8
Deposits at banking entities	1,880.9	2,258.8
Certificates of deposit	232.4	206.9
Debt securities maturing within one year	1,089.8	1,317.0

Total short-term unsecured debt	¥3,961.4	¥4,380.0

3.2 Long-Term Unsecured Debt
We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.
Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.
As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC., Nomura Europe Finance N.V., NBI, Nomura International Funding Pte. Ltd. and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2024 and September 30, 2024.

	Billions of yen
	March 31, 2024	September 30, 2024
Long-term deposits at banking entities	¥243.0	¥381.5
Long-term bank borrowings	3,408.4	3,377.8
Other loans	292.3	297.5
Debt securities (1)	6,311.2	6,519.2

Total long-term unsecured debt	¥10,254.9	¥10,576.0

(1)
Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under Accounting Standard Codification (“ASC”) 810 “
Consolidation
” and secured financing transactions recognized within
Long-term borrowings
as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “
Transfer and Servicing.
”

3.3 Maturity Profile
We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 3.9 years as of September 30, 2024. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowings are likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.
On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 9.4 years as of September 30, 2024. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings was 6.6 years as of September 30, 2024.

3.4 Secured Funding
We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “
Collateralized transactions
” in our consolidated financial statements.

4. Management of Credit Lines to Nomura Group Entities
We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.
5. Implementation of Liquidity Stress Tests
We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.
We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.
The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•
Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured financing or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.
As of September 30, 2024, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.
We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6. Contingency Funding Plan
We have developed a detailed Contingency Funding Plan (“CFP”) to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our CFP, we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at group and regional level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our CFP for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the BOJ, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.
Liquidity Regulatory Framework
In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision”. To complement these principles, the Committee has further strengthened its liquidity risk management framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.
The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.
The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.
These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.
In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by FSA (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in
minimum standards. Average of Nomura’s LCRs for the three months ended September 30, 2024 was 224.3%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the revision of the liquidity regulatory notice was published by FSA (on March 31, 2021) and it has been implemented from the end of September 2021. Nomura’s NSFR as of September 30, 2024 was compliant with the regulatory requirements.

Cash Flows
Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the six months ended September 30, 2023, we recorded net cash outflows from investing activities and net cash inflows from operating activities and financing activities. For the six months ended September 30, 2024, we recorded net cash outflows from operating activities and investing activities and net cash inflows from financing activities as discussed in the comparative analysis below.
The following table presents the key information on our consolidated cash flows for the six months ended September 30, 2023 and 2024.

	Billions of yen
	Six months ended September 30
	2023	2024
Net cash provided by (used in) operating activities	¥194.1	¥(369.1)
Net income	61.5	169.1
Trading assets and private equity and debt investments	(604.4)	(3,380.4)
Trading liabilities	(59.3)	911.9
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	627.5	1,804.9
Securities borrowed, net of securities loaned	(166.4)	84.6
Other net operating cash flow reconciling items	335.2	40.8
Net cash used in investing activities	(332.9)	(203.7)
Net cash outflows from time deposits	(9.6)	(40.4)
Net cash outflows from loans	(283.9)	(117.3)
Net cash outflows from non-trading debt securities	(1.5)	(3.1)
Other net investing cash outflows	(37.9)	(42.9)
Net cash provided by financing activities	223.5	1,211.5
Net cash inflows from long-term borrowings	488.5	843.3
Net cash inflows (outflows) from short-term borrowings	23.7	(87.0)
Net cash inflows (outflows) from deposits received at banks	(145.4)	554.0
Other net financing cash outflows	(143.3)	(98.8)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	199.7	(109.8)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	284.4	528.8
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,820.9	4,299.0

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥4,105.3	¥4,827.8

See the consolidated statements of cash flows in our consolidated financial statements included within this report for more detailed information.
For the six months ended September 30, 2024, our
cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥528.8 billion to ¥4,827.8 billion. There were net cash inflows of ¥1,211.5 billion from financing activities, primarily due to net cash inflows of ¥843.3 billion by an increase in
Net cash inflows from long-term borrowings
. There were net cash outflows of ¥203.7 billion from investing activities, primarily due to net cash outflows of ¥117.3 billion by an increase in
Net cash outflows from loans
.
There were net cash outflows of ¥369.1 billion from operating activities, primarily due to net cash outflows of ¥3,380.4 billion from an increase in
Trading assets and private equity and debt investments
, offset against net cash inflows of ¥1,804.9 billion from a decrease in
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase
.
For the six months ended September 30, 2023, our
cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥284.4 billion to ¥4,105.3 billion. There were net cash inflows of ¥223.5 billion from financing activities, primarily due to net cash inflows of ¥488.5 billion by an increase in
Net cash inflow from long-term borrowings.
There were net cash outflows of ¥332.9 billion from investing activities, primarily due to net cash outflows of ¥283.9 billion by an increase in
Net cash outflows from loans
.
There were net cash inflows of ¥194.1 billion from operating activities, primarily due to net cash inflows of ¥627.5 billion from a decrease in
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase
, offset against net cash outflows of ¥604.4 billion from an increase in
Trading assets and private equity and debt investments
.

Balance Sheet and Financial Leverage
Total assets as of September 30, 2024, were ¥57,458.6 billion, an increase of ¥2,311.4 billion compared with ¥55,147.2 billion as of March 31, 2024, primarily due to an increase in
Trading assets.
Total liabilities as of September 30, 2024, were ¥54,062.2 billion, an increase of ¥2,363.6 billion compared with ¥51,698.7 billion as of March 31, 2024, primarily due to an increase in
Securities sold under agreements to repurchase.
NHI shareholders’ equity as of September 30, 2024, was ¥3,300.8 billion, a decrease of ¥49.4 billion compared with ¥3,350.2 billion as of March 31, 2024, primarily due to a decrease in
Accumulated other comprehensive income
.
We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.
As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP
financial measure that Nomura considers to be a useful supplemental measure of leverage.
The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2024 and September 30, 2024.

	Billions of yen, except ratios
	March 31, 2024		September 30, 2024
NHI shareholders’ equity	¥3,350.2		¥3,300.8
Total assets	55,147.2		57,458.6
Adjusted assets (1)	34,152.4		37,258.5
Leverage ratio (2)	16.5	x	17.4	x
Adjusted leverage ratio (3)	10.2	x	11.3	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed . Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31, 2024	September 30, 2024
Total assets	¥55,147.2	¥57,458.6
Less:
Securities purchased under agreements to resell	15,621.1	15,256.2
Securities borrowed	5,373.7	4,943.9

Adjusted assets	¥34,152.4	¥37,258.5

Total assets increased by 4.2% reflecting primarily an increase in
Trading assets
. NHI shareholders’ equity decreased by 1.5% primarily due to a decrease in
Accumulated other comprehensive income.
As a result, our leverage ratio rose from 16.5 times as of March 31, 2024 to 17.4 times as of September 30, 2024.
Adjusted assets increased primarily due to an increase in
Trading assets
. As a result, our adjusted leverage ratio rose from 10.2 times as of March 31, 2024 to 11.3 times as of September 30, 2024.

Capital Management
Capital Management Policy
We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.
Dividends
We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out
ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator.
Dividend payments are determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the Company’s consolidated financial performance.
Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.
Additionally we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.
With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.
Dividends for the Fiscal Year
Based on our Capital Management Policy described above, we paid a dividend of ¥23 per share to shareholders of record as of September 30, 2024.
The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2020	¥—	¥15.00	¥—	¥5.00	¥20.00
2021	—	20.00	—	15.00	35.00
2022	—	8.00	—	14.00	22.00
2023	—	5.00	—	12.00	17.00
2024	—	8.00	—	15.00	23.00
2025	—	23.00	—
Consolidated Regulatory Capital Requirements
The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.
The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel
III-based
consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of September 30, 2024, our common equity Tier 1 capital ratio is 15.76%, Tier 1 capital ratio is 17.73% and consolidated capital adequacy ratio is 17.73% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company etc. (required level including applicable minimum consolidated capital buffers as of September 30, 2024 is 7.74% for the common equity Tier 1 capital ratio, 9.24% for the Tier 1 capital ratio and 11.24% for the consolidated capital adequacy ratio).
In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalization Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article
57-17
of the Financial Instruments and Exchange Act” (the “TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of September 30, 2024, our external TLAC as a percentage of risk-weighted assets is 30.88% and we are in compliance with the requirement set out in the TLAC Notification.
The following table presents the Company’s consolidated capital adequacy ratios, consolidated leverage ratio and External TLAC ratios as of March 31, 2024 and September 30, 2024.

	Billions of yen, except ratios
	March 31, 2024	September 30, 2024
Common equity Tier 1 capital	¥3,091.3	¥3,014.9
Tier 1 capital	3,467.8	3,390.8
Total capital	3,468.3	3,391.2
Risk-Weighted Assets
Credit risk-weighted assets	9,764.7	9,707.3
Market risk equivalent assets	6,381.9	6,414.0
Operational risk equivalent assets	2,828.9	3,001.2

Total risk-weighted assets	¥18,975.5	¥19,122.5

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	16.29%	15.76%
Tier 1 capital ratio	18.27%	17.73%
Consolidated capital adequacy ratio	18.27%	17.73%
Consolidated Leverage Ratio	5.24%	4.96%
External TLAC Ratios
Risk-weighted assets basis	33.06%	30.88%
Leverage ratio exposure measure basis	10.42%	9.54%
Since the end of March 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, market risk equivalent assets are calculated using the Internal Models Approach.
We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups to which Basel III is applied. Our management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements
In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article
57-17
of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019, in accordance with the Notice on Pillar3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the
COVID-19
pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020. In July 2022, the FSA published further amendments to the Notice on Consolidated Leverage Ratio to raise the required level of leverage ratio from 3.0% to 3.15% after April 2024, while excluding the outstanding deposits with the Bank of Japan from the exposure measure as set forth in the previous amendment. As of September 30, 2024, our consolidated leverage ratio is 4.96%.
In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of September 30, 2024, our external TLAC as a percentage of leverage ratio exposure measure is 9.54% and we are in compliance with the requirement set out in the TLAC Notification.

Regulatory changes which affect us
The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.
On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. They include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing a series of measures to address concerns over the “procyclicality” of the current framework; and introducing a liquidity standard including a
30-day
liquidity coverage ratio as well as the net stable funding ratio to measure stability of financing structure. These standards were implemented from 2013, which includes transitional treatment, (i.e. they are phased in gradually from 2013). In addition, the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which came into effect in 2013 as part of Basel III. Moreover, in addition to Basel III leverage ratio framework under which we started the calculation and disclosure of consolidated leverage ratio as above, a series of final standards on the regulatory frameworks such as capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to CCPs, supervisory framework for measuring and controlling large exposures, and revisions to the securitization framework, and revised framework for market risk capital requirements have been published by the Basel Committee.
At the
G-20
summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks
(“G-SIBs”)
and the additional requirements to the
G-SIBs
including the recovery and resolution plan. The group of
G-SIBs
have been updated annually and published by the FSB each November. Since November 2011, we have not been designated as a
G-SIBs.
On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for
G-SIBs
to domestic systemically important financial institutions
(“D-SIBs”)
and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for
D-SIBs.
In December 2015, the FSA identified us as a
D-SIB
and required additional capital charge of 0.5% after March 2016, with
3-year
transitional arrangement.
In November 2015, the FSB issued the final TLAC standard for
G-SIBs.
The TLAC standard has been designed so that failing
G-SIBs
will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. In response to the FSB’s publication of the TLAC standard, in April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese
G-SIBs
and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese
G-SIBs
but also to Japanese
D-SIBs
that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. In the revised policy, the Japanese
G-SIBs
and Nomura (“TLAC Covered SIBs”) would be subject to the TLAC requirements in Japan. On March 2019, the FSA published the notices and revised the guidelines of TLAC regulations. Although Nomura is not identified as a
G-SIB
as of the date of this annual report, the TLAC Covered SIBs, including Nomura, will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, Nomura will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024 (which 6.75% will be increased, pursuant to recent amendment to the TLAC regulations in Japan, to 7.1% from April 1,2024).
Furthermore, according to the FSA’s revised policy published in April 2018, which is subject to change based on future international discussions, the preferred resolution strategy for the TLAC Covered SIBs is Single Point of Entry (“SPE”) resolution, in which resolution powers are applied to the top of a group by a single national resolution authority (i.e. the FSA), although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant the TLAC Covered SIBs in crisis.
To implement this SPE resolution strategy effectively, the FSA requires holding companies of the TLAC Covered SIBs (“Domestic Resolution Entities”) to (i) meet the minimum external TLAC requirements and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups
as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as having loss-absorbing and recapitalization capacity, or Internal TLAC.

In addition, the TLAC Covered SIBs’ Domestic Resolution Entities will be allowed to count the amount equivalent to 2.5% of their consolidated risk-weighted assets from the implementation date of the TLAC requirements in Japan (March 31, 2021 for Nomura) and 3.5% of their consolidated risk-weighted assets from 3 years after the implementation date (March 31, 2024 for Nomura) as our external TLAC, considering the Japanese Deposit Insurance Fund Reserves.
It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

Credit Ratings
We obtain credit ratings on our long-term and short-term debt from S&P Global Ratings, Moody’s Investors Service, Fitch Ratings, Rating and Investment Information, Inc. and Japan Credit Rating Agency.
On May 23, 2024, Rating and Investment Information, Inc. changed the Outlook of the A Long Term Issuer Rating of the Company and the A+ Long Term Issuer Rating of NSC from Stable to Positive.
As of September 30, 2024, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	BBB+
Moody’s Investors Service	—	Baa1
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co. , Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A-
Moody’s Investors Service	P-2	A3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Off-Balance
Sheet Arrangements
Off-balance
sheet entities
In the normal course of business, we engage in a variety of
off-balance
sheet arrangements with
off-balance
sheet entities which may have an impact on Nomura’s future financial position and performance.
Off-balance
sheet arrangements with
off-balance
sheet entities include where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves to provide credit, liquidity or market risk support to such entity;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•
any obligation, including a contingent obligation, arising out of a variable interest in an off-balance
sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance
sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.
Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance
sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.
For further information about transactions with VIEs, see Note 7 “
Securitizations and Variable Interest Entities
” in our interim consolidated financial statements.
Contractual Obligations
Since March 31, 2024, there have been no other material changes outside our ordinary course of business in connection with our standby letters of credit and other guarantees, long-term borrowings and contractual interest payments, operating lease commitments, finance lease commitments, purchase obligations, commitments to extend credit and commitments to invest in partnerships.
For further details on our commitments, contingencies and guarantees, see Note 15 “
Commitments, contingencies and guarantees
” in our interim consolidated financial statements.

Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
Overview of Risk Management
Business activities of Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. Nomura Group has established a risk management framework to control, monitor and report those risks in a comprehensive manner in order to maintain financial soundness and to sustain and enhance its enterprise value.
Risk Management
Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) strategic risk, the risk to current or anticipated earning, capital, liquidity, enterprise value, or the Nomura Group’s reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.
A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Each of these key components is explained in further detail in this Item.
Nomura engages in risk management through the Three Lines of Defense framework.

•
First Line of Defense: All executives and employees of the front office for Financial Risk and all executives and employees for
Non-Financial
Risk are primarily responsible for risk management and assume the consequences associated with business execution and to provide evidence and justify that the risk arising from their business activities is in line with risk appetite.

•
Second Line of Defense: The department responsible for risk management supports and monitors management activities on the First Line of Defense and reports to the board and the senior management. In addition, the Second Line independently evaluates risk management governance established by the First Line.

•
Third Line of Defense: The Internal Audit function examines and evaluates the risk management from an independent standpoint, provides advice for improvement, and reports the examination and evaluation results to the Audit Committee.

Risk Appetite
Nomura has determined the types and levels of risk that it will assume in pursuit of its strategic objectives and business plan in consideration of the constraints by regulatory capital, liquidity, and business conditions and has articulated them in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (the “CRO”) and the Chief Financial Officer (the “CFO”) to the Executive Management Board (the “EMB”) for approval. It will then be further reviewed at the Board Risk Committee (the “BRC”) through the authority to consent to the relevant proposal raised by the executive side.
The Risk Appetite provides an aggregated view of risk and includes capital adequacy and liquidity, financial risk, and non-financial
risk. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite.
Nomura’s Risk Appetite is required to be reviewed at least annually by the EMB but it is reviewed on an ad hoc basis if necessary, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

Risk Management Governance and Oversight
Committee Governance
Nomura has established a committee structure to facilitate effective business operations and management of Nomura’s risks.
Board of Directors
The Board of Directors (the “BoD”) determines the policy for the execution of the business of Nomura and other matters prescribed in laws and regulations, supervises the execution of Directors’ and Executive Officers’ duties, and has the authority to adopt, alter or abolish the regulations of the EMB.
Board Risk Committee
The BRC provides specialized oversight to deepen the oversight functions of the BoD. To ensure a high degree of independence, the BRC is chaired by an outside director. The BRC contributes to more sophisticated group risk management mainly in the areas outlined below:

•	Amendment and abolition of the Risk Appetite Statement

•	Change in risk management framework

•	Results of analysis and verification or future forecasts of risk environment

•	Execution state of the overall risk management and medium- to long-term risk strategies
Executive Management Board
The purpose of EMB is to deliberate on and/or determine management strategy, allocation of management resources and important managerial matters of Nomura, and to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the Group Risk Management Committee (the “GRMC”). Key responsibilities of the EMB include the following:

•
Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as risk-weighted asset and unsecured funding to business units and establishes usage limits for these resources;

•
Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of Nomura. Introduction of significant new businesses, changes to business plans, the budget, and the allocation of management resources during the year are also approved by the EMB; and

•	Reporting—The EMB reports the status of its deliberations to the BoD.
Group Risk Management Committee
The GRMC shall be operated, upon delegation from the EMB, for the purpose of deliberating on or determining important matters concerning enterprise risk management of Nomura and thereby assuring the sound and effective management of the businesses.

Chief Risk Officer
The CRO, upon delegation from the BoD or the EMB, is responsible for the risk management framework for financial risks as the second line of defense. The CRO can delegate the authority to the committees, which deliberate on and determine the matters concerning financial risk management and the persons responsible for financial risk management. The CRO undertakes a role of assessing the non-financial
risk management framework second line corporate functions create and ensuring the adequacy of the framework by providing challenge to the corporate functions, such as giving instructions on necessary actions to enhance the framework (Please also refer to the description of “Other Responsible Officers”, who is primary responsible for non-financial
risk matters). The CRO provides challenge on Liquidity Risk management of activities as necessary. (Please also refer to the description of “Chief Financial Officer”, who is primarily responsible for Liquidity Risk matters.) The CRO is responsible for managing the Risk Appetite jointly with the Chief Financial Officer.
Chief Financial Officer
The CFO, upon delegation from the BoD or the EMB, is responsible for managing financial resources and the risk management framework for Liquidity Risk as the second line of defense, and for managing the Risk Appetite jointly with the CRO.
The CFO can delegate the authority to the committees which deliberate on and determine the matters concerning managing financial resources and Liquidity Risk management and the persons responsible for managing financial resources and Liquidity Risk management.
Other Responsible Officers
Officers, who oversee the functions in charge of Operational Risks in accordance with the Risk Management Policy of Three Lines of Defense, are responsible for formulating the appropriate management framework and taking the lead in designing Risk Appetites for Operational Risks they cover. They also cooperate with the CRO who is responsible for monitoring and maintaining of the effectiveness of the Risk Appetites.
The Chief Compliance Officer (the “CCO”) is responsible for taking the lead in the coordination for formulating the appropriate management framework and designing Risk Appetite for Reputational Risk, with the cooperation of the CRO. The CCO also cooperates with the CRO who is responsible for monitoring and maintaining of the effectiveness of the Risk Appetite.
Risk Policy Framework
Policies, standards, and procedures are essential tools of governance and define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. Risk management operations are designed to function in accordance with these policies, standards, and procedures.

Monitoring, Reporting and Data Integrity
Development, consolidation, monitoring and reporting of risk management information (“MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. These divisions are responsible for implementing appropriate controls over data integrity for risk MI.
Management of Financial Resources
Nomura has established a framework for management of financial resources in order to adequately manage utilization of these resources. The EMB allocates financial resources to business units at the beginning of each financial year. These allocations are used to set revenue forecasts for each business unit. Key components are set out below:
Risk-weighted assets
A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets (“RWA”). The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of RWA by each division and by additional lower levels of the division. In addition, the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk
based measure to supplement RWA. See Item 4.B. “
Business Overview—Regulatory Capital Rules
” of our annual report on Form
20-F
for the year ended March 31, 2024, and “
Consolidated Regulatory Capital Requirements
” and “
Consolidated Leverage Ratio Requirements
” in this annual report for further information on our consolidated capital adequacy ratios and RWA.
Available Funds
The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

Risk Category and Definition
Nomura categorizes and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Financial Risk

Market risk	Risk of loss arising from fluctuations in values of financial assets or debts (including off-balance
sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. It is also the risk of loss arising through a credit valuation adjustment (the “CVA”) associated with deterioration in the creditworthiness of a counterparty.

Model risk	Risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application.

Non-financial Risk

Operational risk	Risk of financial loss or
non-financial
impact arising from inadequate or failed internal processes, people, and systems, or from external events. Operational risk includes in its definition Compliance, Legal, IT and Information Security, Fraud, Third Party and other non-financial
risks.

Reputational risk	Possible damage to Nomura’s reputation and associated risk to earnings, capital or liquidity arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical, or inconsistent with Nomura Group’s values and corporate philosophy.

Liquidity risk

Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Other Risks
ESG: Environmental, Social and Governance	ESG is a collective term for Environmental (E), Social (S) and Governance (G) factors. “Environmental” includes issues related to impacts on the natural environment, including climate change. “Social” includes interactions with stakeholders and communities, for example the approach to human rights, workplace related issues and engagement on social issues. “Governance” includes issues related to corporate governance, corporate behavior, and the approach to transparent reporting.

Strategic risk	Risk to current or anticipated earning, capital, liquidity, enterprise value, or the Nomura Group’s reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.
Market Risk Management
Market Risk Management Process
Effective management of market risk requires the ability to analyze a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.
Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, Value at Risk (“VaR”), Stressed VaR (“SVaR”) and Incremental Risk Charge, as well as to calculate the market risk equivalent amount for regulatory capital (Furthermore, we are currently preparing for regulatory changes that will take effect from the end of March 2025). In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio value due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear
behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business divisions, units, or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk
VaR is a measure of the potential loss due to adverse movements of market factors, such as equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.
VaR Methodology Assumptions
Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented, where historical market moves over a two-year
window are applied to current exposure in order to construct a profit and loss distribution. Potential losses can be estimated at required confidence levels or probabilities. For internal risk management purposes, VaR is calculated across Nomura using a
One-day
time horizon; this data is presented below. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. For regulatory reporting purposes, Nomura uses a
Ten-day
time horizon, calculated using actual
Ten-day
historical market moves and employ an equal weight scheme to ensure VaR is not overly sensitive to changing market volatility. To complement VaR under Basel 2.5 regulations, Nomura also computes SVaR, which samples from a one-year
window during a period of financial stress. The SvaR window is regularly calibrated, and observations are equally weighted.
Nomura’s VaR model uses historical time series for each individual risk factor. However, if good quality data are not available, a ‘proxy logic’ maps the exposure to an appropriate time series. The appropriateness of proxy mapping is carefully monitored through internal risk management processes, and there is a continual effort to source new time series to use in the VaR calculation.
VaR Backtesting
The performance of Nomura’s VaR model is closely monitored to help ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual
One-day
trading losses with the corresponding VaR estimates. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. No trading losses exceeded the 99% VaR estimates (currently required capital adequacy regulations) at the Nomura Group level for the 12 months ended September 30, 2024.
Advantages and Limitations of VaR
One of the advantages of VaR is that it aggregates risks from different asset classes. However, there are well known limitations. VaR is a backward-looking measure: it implicitly assumes that distributions and correlations of recent factor moves are adequate to represent moves in the near future. VaR is appropriate for liquid markets and is not appropriate for risk factors that exhibit sudden jumps. Therefore, it may understate the impact of severe events. Given these limitations, Nomura uses VaR only as one component of a diverse market risk management process.

VaR metrics: 95% Confidence Interval
One-day
VaR data using the confidence level of 95% for the year ended September 30, 2024, is presented below.
The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2024	September 30, 2024
Equity	¥3.3	¥3.0
Interest rate	2.6	2.4
Foreign exchange	2.1	2.4

Subtotal	8.0	7.8
Less: Diversification Benefit	(2.5)	(2.4)

VaR	¥5.5	¥5.4

	Billions of yen
	For the twelve months ended	For the six months ended
	March 31, 2024	September 30, 2024
Maximum daily VaR (1)	¥6.8	¥6.9
Average daily VaR (1)	5.6	5.6
Minimum daily VaR (1)	4.3	4.5

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 31, 2024 and for the six months ended September 30, 2024.

Stress Testing
Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted regularly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at the desk level, but also at the Nomura Group level with a set of common global scenarios in order to reflect the impact of market fluctuations on the entire Nomura Group.
Non-Trading
Risk
The major market risk in Nomura’s
non-trading
portfolio arises from Strategic Shareholdings that are held long-term from perspectives of expansion of our business revenue through transaction expansion and business collaboration. This risk is primarily influenced by fluctuations in the Japanese stock market. One method for estimating the market risk of this portfolio is market sensitivity analysis in relation to changes in the TOPIX, a major index for listed securities on the Tokyo Stock Exchange.
Nomura employs regression analysis covering the previous 90 days to track and compare fluctuations in the TOPIX index and the fair value of Nomura’s equity investments held for operating purposes. This analysis enables the determination of a correlation factor. According to this analysis, for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments can be expected to change by ¥8.3 billion at the end of March 2024 and by ¥7.6 billion at the end of September 2024. The TOPIX closed at 2,768.62 points at the end of March 2024 and at 2,645.94 points at the end of September 2024. This simulation encompasses data for the entire portfolio of equity investments held for operating purposes at Nomura; therefore, actual results may differ from Nomura’s expectations due to price fluctuations of individual equities.
Credit Risk Management
Credit Risk Management Framework
The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies, standards, and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies, etc. These policies, etc. are authorized by the GRMC, Group Risk Review Committee and/or Global Risk Strategic Committee, prescribe the basic principles of credit risk management and set delegated authority limits, which enables CRM personnel to set credit limits.
Credit risk is managed by CRM together with various global and regional risk committees. This helps to ensure transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

Credit Risk Management Process
CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation; and

•	Use of appropriate credit risk mitigants including netting, collateral, and hedging.
The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.
The evaluation of counterparties’ creditworthiness involves a thorough due diligence and analysis of the business environments in which they operate, their competitive positions, management and financial strength and flexibility. Credit analysts also take into account the corporate structure and any explicit or implicit credit support. CRM evaluates credit risk not only by counterparty, but also by counterparty group.
Following the credit analysis, CRM estimates the probability of default of a given counterparty or obligor through an alphanumeric ratings scale similar to that used by rating agencies and a corresponding numeric scale. Credit analysts are responsible for assigning and maintaining the internal ratings, ensuring that each rating is reviewed and approved at least annually.
Nomura’s internal rating system employs a range of ratings models to achieve global consistency and accuracy. These models are developed and maintained by the Risk Methodology Group. Internal ratings represent a critical component of Nomura’s approach to managing counterparty credit risk. They are frequently used as key factors in:

•	Establishing the amount of counterparty credit risk that Nomura is willing to take to an individual counterparty or counterparty group (setting of credit limits);

•	Determining the level of delegated authority for setting credit limits (including tenor);

•	The frequency of credit reviews (renewal of credit limits);

•	Reporting counterparty credit risk to senior management within Nomura; and

•	Reporting counterparty credit risk to stakeholders outside of Nomura.
The Credit Risk Control Unit (the “CRCU”) is a function within the Risk Model Validation Group which is independent of CRM. It seeks to ensure that Nomura’s internal rating system is properly reviewed and validated, and that breaks or issues are reported to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.
For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit RWA since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets. Furthermore, we are currently preparing for regulatory changes that will take effect from the end of March 2025.
Internal ratings are mapped to the probabilities of default (“PD”) which in turn are used for calculating credit RWA. PDs are estimated annually by the Risk Methodology Group and validated by the CRCU through testing of conservativeness and backtesting of PDs used in calculations.

Credit Limits and Risk Measures
Internal ratings form an integral part in the assignment of credit limits to counterparties. Nomura’s credit limit framework is designed to ensure that Nomura takes appropriate credit risk in a manner that is consistent with its overall risk appetite. Global Credit policies define the delegated authority matrices that establish the maximum aggregated limit amounts and tenors that may be set for any single counterparty group based on their internal rating.
Nomura’s main type of counterparty credit risk exposures arise from derivatives transactions or securities financing transactions. Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of Nomura’s counterparties. Changes in circumstances that alter Nomura’s risk appetite for any particular counterparty, sector, industry or country are reflected in changes to the internal rating and credit limit as appropriate.
Nomura’s global credit risk management systems record credit limits and capture credit exposures to Nomura’s counterparties allowing CRM to measure, monitor and manage utilization of credit limits, ensure appropriate reporting and escalation of limit breaches.
For derivatives and securities financing transactions, Nomura measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012. Loans and lending commitments are measured and monitored on both a funded and unfunded basis.
Wrong Way Risk
Wrong Way Risk (“WWR”) occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. Nomura has established global policies that govern the management of WWR exposures. Stress testing is used to support the assessment of WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.
Stress Testing
Stress Testing is an integral part of Nomura’s management of credit risk. Regular stress tests are used to support the assessment of credit risks by counterparties, sectors and regions. The stress tests include potential concentrations that are highlighted as a result of applying shocks to risk factors, probabilities of default or rating migrations.
Risk Mitigation
Nomura utilizes financial instruments, agreements, and practices to assist in the management of credit risk. Nomura enters into legal agreements, such as the International Swap and Derivatives Association, Inc. agreements or equivalent (referred to as “Master Netting Agreements”), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow Nomura to obtain collateral from counterparties either upfront or contingent on exposure levels, or other factors.

Credit Risk to Counterparties in Derivatives Transaction
The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2024 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-Maturity Netting (1)	Total Fair Value	Collateral obtained	Replacement cost (3)
							(a)	(b)	(a)-(b)
AAA	¥16	¥13	¥5	¥12	¥52	¥(85)	¥13	¥1	¥12
AA	359	336	156	100	712	(1,272)	391	103	288
A	517	397	209	219	864	(1,748)	458	168	290
BBB	302	109	65	39	315	(492)	338	157	181
BB and lower	161	92	67	8	52	(238)	142	568	—
Other (2)	63	82	104	128	831	(1,246)	(38)	90	—

Sub-total	¥1,418	¥1,029	¥606	¥506	¥2,826	¥(5,081)	¥1,304	¥1,087	¥771
Listed	587	38	13	5	0	(423)	220	244	—

Total	¥2,005	¥1,067	¥619	¥511	¥2,826	¥(5,504)	¥1,524	¥1,331	¥771

(1)
Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC
210-20
“Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.

(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.
(3)	Zero balances represent instances where total collateral received is in excess of the total fair value; therefore, Nomura’s credit exposure is zero.

Country Risk
At Nomura, country risk is defined as the business uncertainty arising from a significant occurrence affecting a country (such as political, economic, legal, and other events). Nomura’s country risk framework acts as a complement to other risk management areas and encompasses a number of tools including, but not limited to, country limits, which restrict credit exposure concentration to any given country. Other tools to manage country risk include country ratings as well as country risk policies and procedures that describe responsibilities and delegation for decision-making.
Nomura’s credit portfolio remains well-diversified by country (region) and concentrated towards highly-rated countries (regions). Over 95% of the exposure was from investment-grade rated countries (regions). The breakdown of top 10 country (region) exposures is as follows:

Top 10 Country (Region) Exposures (1)	Billions of yen
(As of September 30, 2024)
United States	7,062
Japan	3,096
United Kingdom	1,125
France	482
South Korea	342
Australia	334
Singapore	308
Spain	251
Germany	214
Netherlands	195

(1)	The table represents the Top 10 country (region) exposures as of September 30, 2024 based on country of risk, combining counterparty and inventory exposures:
-
Counterparty exposures include cash and cash equivalents held at banks; the outstanding default fund and initial margin balances posted by Nomura to central clearing counterparties as legally required under its direct and affiliate clearing memberships; the aggregate marked-to-market
exposure by counterparty of derivative transactions and securities financing transactions (net of collateral where the collateral is held under a legally enforceable margin agreement); and the fair value of total commitment amount less any applicable reserves.

-	Inventory exposures are the market value of debt and equity securities, and equity and credit derivatives, using the net of long versus short positions.

Operational Risk Management
Operational risk is the risk of financial loss, or
non-financial
impacts such as violations of laws and regulations or deterioration of the reputation of Nomura, resulting from inadequate or failed internal processes, people, and systems or from external events. Operational risk includes in its definition Compliance, Legal, IT, and Information Security, Fraud, Third Party and other non-financial
risks. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.
Operational Risk Management Framework
An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GRMC, with delegated authority from the EMB has formal oversight over the management of operational risk. This framework is set out below.
Foundation of the risk management framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by the Operational Risk Management (“ORM”) to improve business understanding of operational risk.
Key risk management activities

•
Event Reporting: This process is used to identify and report any event which resulted in or had the potential to result in a loss or gain or other impact associated with inadequate or failed internal processes, people, and systems, or from external events.

•
Risk and Control Self-Assessment (the “RCSA”): This process is used to identify the inherent risks the business faces, the key controls associated with those risks and relevant actions to mitigate the residual risks. Global ORM are responsible for developing the RCSA process and supporting the business in its implementation.

•	Key Risk Indicators (the “KRI”): KRIs are metrics used to monitor the business’ exposure to operational risk and trigger appropriate responses as thresholds are breached.

•
Scenario Analysis: The process used to assess and quantify potential high impact, low likelihood operational risk events. During the process actions may be identified to enhance the control environment.

Outputs from the risk management activities

•
Analysis and reporting: A key aspect of ORM’s role is to analyze, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.

•	Operational risk capital calculation: Calculate operational risk capital as required under applicable Basel regulations and local regulatory requirements.

Regulatory Capital Calculation for Operational Risk
Nomura uses the Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (the “Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital. Furthermore, we are currently preparing for regulatory changes that will take effect from the end of March 2025.
Nomura uses consolidated net revenue as gross income, however for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each business line defined in the Standardized Approach as follows:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

•
Nomura calculates the required amount of operational risk capital for each business line by multiplying the allocated annual gross income amount by the appropriate Beta Factor defined above. The operational risk capital for any gross income amount not allocated to a specific business line is determined by multiplying such unallocated gross income amount by a fixed percentage of 18%.

•
The total operational risk capital for Nomura is calculated by aggregating the total amount of operational risk capital required for each business line and unallocated amount and by determining a three-year average. Where the aggregated amount for a given year is negative, then the total operational risk capital amount for that year will be calculated as zero. In any given year, negative amounts in any business line are offset against positive amounts in other business lines. However, negative unallocated amounts are not offset against positive amounts in other business lines and are calculated as zero.

•	Operational risk capital is calculated at the end of September and March each year.
Model Risk Management
Model Risk is the risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from Model errors or incorrect or inappropriate Model application.
To effectively manage the Firm’s Model Risk, Nomura has established a Model Risk Management Framework to govern the development, ownership, validation, approval, usage, ongoing monitoring, and periodic review of the Firm’s Models. The framework is supported by a set of policies and procedures that articulate process requirements for the various elements of the model lifecycle, including monitoring of model risk with respect to the Firm’s appetite.
New models and material changes to approved models must be independently validated prior to official use. Thresholds to assess the materiality of model changes are defined in Model Risk Management’s procedures. During independent validation, validation teams analyze a number of factors to assess a model’s suitability, identify model limitations, and quantify the associated model risk, which is ultimately mitigated through the imposition of approval conditions, such as usage conditions, model reserves and capital adjustments. Approved models are subject to Model Risk Management’s periodic review process and ongoing performance monitoring to assess their continued suitability. Appropriately delegated Model Risk Management Committees provide oversight, challenge, governance, and ultimate approval of validated Models.

Funding and Liquidity Risk Management
For further information on funding and liquidity risk management, see “
Liquidity and Capital Resources—Funding and Liquidity Management
” in this report.
Risk Measures and Controls
Limit Frameworks
The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate escalation policies to facilitate approval of limits at appropriate levels of seniority. The Risk Management Division and the Finance Division are responsible for day-to-day
operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market risk, credit risk, model risk, etc.
New Business Risk Management
The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and transactions are identified and managed appropriately. The new business approval process consists of two components:

(1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions. The liability for non-compliance is also clarified.

(2)
The new product approval process allows business unit sponsors to submit applications for new products and obtain approval from relevant departments prior to execution of the new products. The process is designed to capture and assess risks across various risk classes as a result of the new product or business.

The new business approval process continues to seek assuring the sound and effective management to better meet the various changes observed in the market environment.

Stress Testing
Stress testing performed at the Nomura Group seeks to provide comprehensive coverage of risks across different hierarchical levels, and covers different time horizons, severities, plausibilities and stress testing methodologies. The results of stress tests are used in capital planning processes, capital adequacy assessments, liquidity adequacy assessments, recovery and resolution planning, assessments of whether risk appetite is appropriate, and in routine risk management.
Stress tests are run on a regular basis or on an ad hoc basis as needed, for example, in response to material changes in the external environment and/or in the Nomura Group risk profile. The results of stress tests with supporting detailed analysis are reported to senior management and other stakeholders as appropriate for the stress test being performed.
Stress testing is categorized either as sensitivity analysis or scenario analysis and may be performed on a Nomura Group-wide basis or at more granular levels.

•
Sensitivity analysis is used to quantify the impact of a market move in one or two associated risk factors (for example, equity prices, equity volatilities) in order primarily to capture those risks which may not be readily identified by other risk models;

•
Scenario analysis is used to quantify the impact of a specified event across multiple asset classes and risk classes. This is a primary approach used in performing stress testing at the different hierarchical levels of the Nomura Group;

Scenario analysis includes following examples.

•
Nomura Group establishes several stress scenarios to validate risk appetite for capital and liquidity soundness, taking into account the business environment, business’s risk profile, economic environment and forecasts.

•	Group-wide stress to assess the capital adequacy of the Nomura Group under severe but plausible market scenarios is conducted on a quarterly basis at a minimum; and

•
Reverse stress testing, a process of considering the vulnerabilities of the firm and hence how it may react to situations where it becomes difficult to continue its business, and reviewing the results of that analysis, is conducted on an annual basis at a minimum.

Stress testing is an integral part of the Nomura Group’s overall governance and is used as a tool for forward-looking risk management, decision-making and enhancing communication amongst Corporate Functions, Business Divisions, and senior management.

Interim Consolidated Financial Statements (UNAUDITED)

Interim Consolidated Financial Statements
Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2024	September 30, 2024
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥4,239,359	¥4,827,144
Time deposits	545,842	564,398
Deposits with stock exchanges and other segregated cash	369,770	398,736

Total cash and cash deposits	5,154,971	5,790,278

Loans and receivables:
Loans receivable (includes ¥2,074,585 and ¥2,045,084 at fair value option)	5,469,195	5,354,101
Receivables from customers (includes ¥21,834 and ¥49,444 at fair value option)	453,937	410,509
Receivables from other than customers	928,632	1,069,071
Allowance for credit losses	(18,047)	(16,624)

Total loans and receivables	6,833,717	6,817,057

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥466,440 and ¥533,453 at fair value option)	15,621,132	15,256,239
Securities borrowed	5,373,663	4,943,857

Total collateralized agreements	20,994,795	20,200,096

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥6,892,311 and ¥8,264,376; includes ¥8,108 and ¥593,729 at fair value option)	19,539,742	22,000,384
Private equity and debt investments (includes ¥22,807 and ¥23,161 at fair value option)	117,066	134,647

Total trading assets and private equity and debt investments	19,656,808	22,135,031

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥529,605 and ¥520,067)	448,785	444,335
Non-trading debt securities (includes ¥ nil and ¥267,677 at fair value option)	335,401	331,717
Investments in equity securities (includes assets pledged of ¥247 and ¥203)	105,088	95,746
Investments in and advances to affiliated companies (includes assets pledged of ¥6,929 and ¥7,166; includes ¥1,514 and ¥2,268 at fair value option)	462,017	479,406
Other (includes ¥213,227 and ¥231,408 at fair value option)	1,155,621	1,164,964

Total other assets	2,506,912	2,516,168

Total assets	¥55,147,203	¥57,458,630

Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2024	September 30, 2024
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥650,122 and ¥521,075 at fair value option)	¥1,054,717	¥897,073
Payables and deposits:
Payables to customers	1,310,825	1,289,570
Payables to other than customers	2,823,100	3,042,016
Deposits received at banks (includes ¥182,906 and ¥322,860 at fair value option)	2,356,202	2,847,133

Total payables and deposits	6,490,127	7,178,719

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥916,090 and ¥879,391 at fair value option)	16,870,303	17,929,483
Securities loaned (includes ¥62,102 and ¥34,557 at fair value option)	2,133,066	1,903,124
Other secured borrowings	393,206	406,326

Total collateralized financing	19,396,575	20,238,933

Trading liabilities	10,890,610	11,383,276
Other liabilities (includes ¥61,052 and ¥71,059 at fair value option)	1,414,546	1,315,745
Long-term borrowings (includes ¥6,145,018 and ¥6,674,288 at fair value option)	12,452,115	13,048,498

Total liabilities	51,698,690	54,062,244

Commitments and contingencies
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares
Issued—3,163,562,601 and 3,163,562,601 shares
Outstanding—2,970,755,160 and 2,955,024,538 shares	594,493	594,493
Additional paid-in capital	708,785	683,561
Retained earnings	1,705,725	1,794,479
Accumulated other comprehensive income	459,984	372,729

Total NHI shareholders’ equity before treasury stock	3,468,987	3,445,262
Common stock held in treasury, at cost—192,807,441 and 208,538,063 shares	(118,798)	(144,501)

Total NHI shareholders’ equity	3,350,189	3,300,761

Noncontrolling interests	98,324	95,625
Total equity	3,448,513	3,396,386

Total liabilities and equity	¥55,147,203	¥57,458,630

Consolidated Balance Sheets—(Continued) (UNAUDITED)

The
following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 7 “
Securitizations and Variable Interest Entities
” for further information.

	Billions of yen
	March 31, 2024	September 30, 2024
Cash and cash deposits	¥73	¥17
Trading assets and private equity and debt investments	1,296	1,394
Other assets	99	76

Total assets	¥1,468	¥1,487

Trading liabilities	¥0	¥0
Other liabilities	6	49
Borrowings	1,106	1,186

Total liabilities	¥1,112	¥1,235

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2023	2024
Revenue:
Commissions	¥171,692	¥204,113
Fees from investment banking	69,750	94,586
Asset management and portfolio service fees	148,473	184,181
Net gain on trading	232,176	279,705
Gain on private equity and debt investments	8,010	4,751
Interest and dividends	1,208,109	1,551,508
Gain (loss) on investments in equity securities	7,569	(1,112)
Other	60,274	141,719

Total revenue	1,906,053	2,459,451
Interest expense	1,189,380	1,521,682

Net revenue	716,673	937,769

Non-interest expenses:
Compensation and benefits	325,811	369,181
Commissions and floor brokerage	65,701	88,954
Information processing and communications	106,452	112,510
Occupancy and related depreciation	34,078	34,445
Business development expenses	11,540	12,553
Other	70,046	84,185

Total non-interest expenses	613,628	701,828

Income before income taxes	103,045	235,941
Income tax expense	41,578	66,802

Net income	¥61,467	¥169,139
Less: Net income attributable to noncontrolling interests	2,904	1,814

Net income attributable to NHI shareholders	¥58,563	¥167,325

	Yen
	Six months ended September 30
	2023	2024
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥19.34	¥56.63
Diluted—
Net income attributable to NHI shareholders per share	¥18.62	¥54.58
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2023	2024
Net income	¥61,467	¥169,139
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	174,096	(94,867)
Deferred income taxes	(1,293)	(1,380)

Total	172,803	(96,247)
Defined benefit pension plans:
Pension liability adjustment	993	(1,443)
Deferred income taxes	(224)	488

Total	769	(955)
Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	—	(39)
Deferred income taxes	—	12

Total	—	(27)

Own credit adjustments:
Own credit adjustments	(62,963)	13,358
Deferred income taxes	14,734	(4,100)

Total	(48,229)	9,258

Total other comprehensive income (loss)	125,343	(87,971)

Comprehensive income	¥186,810	¥81,168
Less: Comprehensive income attributable to noncontrolling interests	4,139	1,098

Comprehensive income attributable to NHI shareholders	¥182,671	¥80,070

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2023	2024
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	707,189	708,785
Stock-based compensation awards	(16,333)	(25,245)
Changes in ownership interests in subsidiaries	—	36
Changes in an affiliated company’s interests	(14)	(15)

Balance at end of period	690,842	683,561

Retained earnings
Balance at beginning of year	1,647,005	1,705,725
Net income attributable to NHI shareholders	58,563	167,325
Cash dividends (1)	(24,112)	(67,966)
Gain (loss) on disposal of treasury stock	(2,433)	(10,605)
Cancellation of treasury stock	(36,105)	—

Balance at end of period	1,642,918	1,794,479

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	242,767	444,071
Net change during the period	171,568	(95,531)

Balance at end of period	414,335	348,540

Defined benefit pension plans
Balance at beginning of year	(32,174)	(19,512)
Pension liability adjustment	769	(955)

Balance at end of period	(31,405)	(20,467)

Non-trading debt securities
Balance at beginning of year	—	—
Net unrealized gain (loss) on non-trading debt securities	—	(27)

Balance at end of period	—	(27)

Own credit adjustments
Balance at beginning of year	107,861	35,425
Own credit adjustments	(48,229)	9,258

Balance at end of period	59,632	44,683

Balance at end of period	442,562	372,729

Common stock held in treasury
Balance at beginning of year	(118,574)	(118,798)
Repurchases of common stock	(20,007)	(58,827)
Sales of common stock	0	0
Common stock issued to employees	23,101	33,124
Cancellation of treasury stock	36,105	—

Balance at end of period	(79,375)	(144,501)

Total NHI shareholders’ equity

Balance at end of period	3,291,440	3,300,761

Noncontrolling interests (2)
Balance at beginning of year	75,575	98,324
Cash dividends	(2,963)	(4,415)
Net income attributable to noncontrolling interests	2,904	1,814
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	1,235	(716)
Transaction between NHI group and noncontrolling interest holders, net	10,578	8,509
Other net change in noncontrolling interests	(6,521)	(7,891)

Balance at end of period	80,808	95,625

Total equity
Balance at end of period	¥3,372,248	¥3,396,386

(1)	Dividends per share Six months ended September 30, 2023 ¥ 8.00 Six months ended September 30, 2024 ¥ 23.00
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2023	2024
Cash flows from operating activities:
Net income	¥61,467	¥169,139
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	30,027	31,359
Provision for credit losses	(224)	24
(Gain) loss on investments in equity securities	(7,569)	1,112
Gain on investments in subsidiaries and affiliates	(129)	(2,289)
Loss on disposal of office buildings, land, equipment and facilities	887	247
Deferred income taxes	(1,949)	9,958
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	5,537	(110,260)
Trading assets and private equity and debt investments	(604,418)	(3,380,374)
Trading liabilities	(59,347)	911,878
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	627,468	1,804,917
Securities borrowed, net of securities loaned	(166,357)	84,593
Margin loans and receivables	(154,758)	(171,465)
Payables	521,626	296,491
Bonus accrual	(63,072)	(66,089)
Accrued income taxes, net	44,537	6,389
Other, net	(39,594)	45,303

Net cash provided by (used in) operating activities	194,132	(369,067)

Cash flows from investing activities:
Payments for placements of time deposits	(244,577)	(329,884)
Proceeds from redemption or maturity of time deposits	234,987	289,522
Payments for purchases of office buildings, land, equipment and facilities	(52,800)	(83,786)
Proceeds from sales of office buildings, land, equipment and facilities	42,333	25,614
Payments for purchases of equity investments	(8,105)	(2,975)
Proceeds from sales of equity investments	24,156	3,902
Net cash outflows from loans receivable at banks	(36,821)	(59,366)
Payments for purchases or origination of other non-trading loans	(1,971,685)	(2,623,340)
Proceeds from sales or repayments of other non-trading loans	1,724,607	2,565,449
Payments for purchases of available-for-sale debt securities	—	(49,730)
Payments for purchases of other non-trading debt securities	(61,663)	(16,603)
Proceeds from sales or maturity of other non-trading debt securities	60,163	63,268
Acquisitions, net of cash acquired	(446)	—
Divestures, net of cash disposed of	—	8,801
Payments for purchases of investments in affiliated companies	(27,517)	(916)
Proceeds from sales of investments in affiliated companies	820	4,860
Other, net	(16,330)	1,447

Net cash used in investing activities	(332,878)	(203,737)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	1,628,667	2,299,474
Payments for repurchases or maturity of long-term borrowings	(1,140,128)	(1,456,216)
Proceeds from issuances of short-term borrowings	842,108	953,880
Payments for repurchases or maturity of short-term borrowings	(818,367)	(1,040,868)
Net cash inflows (outflows) from interbank money market borrowings	(88,631)	6,014
Net cash inflows from other secured borrowings	6,269	14,379
Net cash inflows (outflows) from deposits received at banks	(145,429)	553,979
Payments for withholding taxes on stock-based compensation	(12,669)	(20,583)
Proceeds from sales of common stock	110	900
Payments for repurchases of common stock	(20,007)	(58,998)
Payments for cash dividends	(36,049)	(44,567)
Contributions from noncontrolling interests	18,906	29,442
Distributions to noncontrolling interests	(11,291)	(25,378)

Net cash provided by financing activities	223,489	1,211,458

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	199,672	(109,841)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	284,415	528,813
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,820,852	4,299,022

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥4,105,267	¥4,827,835

Supplemental information:
Cash (received) paid during the period for—
Interest	¥1,127,545	¥1,541,284
Income tax payments, net	¥(1,010)	¥50,456

Consolidated Statements of Cash Flows—(Continued) (UNAUDITED)

The
following table presents a reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents as reported within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Six months ended September 30
	2023	2024
Cash and cash equivalents reported in Cash and cash equivalents	¥4,105,049	¥4,827,144
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	¥218	¥691

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥4,105,267	¥4,827,835

Non-cash—
Total amount of
right-of-use
assets recognized during the six months ended September 30, 2023 and September 30, 2024 were ¥17,508 million and ¥10,748 million, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Interim Consolidated Financial Statements (UNAUDITED)
1. Summary of accounting policies:
Description of business—
Nomura Holdings, Inc. (“Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.
Nomura operates its business through various divisions based on the nature of specific products and services, its main client base and management structure. Nomura reports operating results through three business segments: Wealth Management, Investment Management and Wholesale. Nomura renamed the Retail Division as the “Wealth Management Division”, effective April 1, 2024 to reflect the transformation of business model.
In its Wealth Management segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Investment Management segment, Nomura mainly provides various investment management services and investment solutions such as establishing and managing investment trusts, discretionary investment services for Japanese and overseas investors, investment and management for investment vehicles and for funds for institutional investors, and management of silent partnerships (“
Tokumei kumiai
”). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory.
The accounting and financial reporting policies of Nomura are based on accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers including Accounting Standard Codification (“ASC”) 940 “
Financial Services
—
Brokers and Dealers
” (“ASC 940”). A summary of the significant accounting policies applied by Nomura within these interim consolidated financial statements is provided within in the notes to the consolidated financial statements of Nomura’s annual report on Form
20-F
for the year ended March 31, 2024 as filed on June 26, 2024 as amended by certain new accounting pronouncements adopted by the Company during the six months ended September 30, 2024 and discussed further below.
Use of estimates—
There have been no significant adverse changes in accounting estimates used by management which have had a significant adverse effect on the Company’s financial position or financial performance during the six months ended September 30, 2024.
New accounting pronouncements recently adopted—
The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted since April 1, 2024, the date of adoption by Nomura and whether the new accounting pronouncement has had a material financial impact on these consolidated financial statements on adoption or prospectively since adoption:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2022-03 “Fair value measurement (Topic 820)”
•  Clarifies that a contractual sale restriction is an entity-specific characteristic and therefore should not be considered in the fair value measurement of an equity security.

•  Enhances disclosures for fair value of investments in equity securities subject to contractual sale restrictions, nature and remaining duration of the restrictions and circumstances that could cause a lapse in the restrictions.

		Nomura has adopted the amendments prospectively from April 1, 2024.	No material financial impact on initial adoption or since adoption.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Voluntary change in accounting policy—
Effective from April 1, 2024, Nomura has changed its accounting policy in respect of how accounting guidance provided by Accounting Standard Codification (“ASC”) 940
“Financial Services — Brokers and Dealers”
(“ASC 940”) is applied to the Company and its consolidated subsidiaries. For the year ended March 31, 2024 and in prior financial years, Nomura applied ASC 940 on a consolidated basis to all entities included within the consolidated financial statements of Nomura. Effective from April 1, 2024, the Company and consolidated subsidiaries that are not registered as a broker-dealer
(“non-BD
entities”) no longer apply ASC 940.
This accounting policy change is primarily due to a planned expansion of Nomura’s banking and investment management business and is therefore intended to allow certain non-BD
entities to prospectively classify purchases of new
non-trading
debt securities as either held to maturity (“HTM”) or available for sale (“AFS”) as defined in ASC 320 “
Investments—Debt Securities
”.
Non-trading
debt securities classified as HTM are securities that a
non-BD
entity has both the ability and the intent to hold until maturity and are carried at amortized cost, while non-trading
debt securities classified as AFS are carried at fair value with changes in fair value reported in the consolidated statements of comprehensive income, net of applicable income taxes within
Other comprehensive income (loss)
and in the consolidated balance sheets, net of applicable income taxes within
Accumulated other comprehensive income (loss)
, a component of NHI shareholders’ equity.
As retrospective application of this accounting policy change is impracticable since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading
debt securities, Nomura has applied this new accounting policy prospectively from April 1, 2024.
As part of this accounting policy change, existing loans for trading purposes and non-trading
debt securities held by
non-BD
entities have been elected for the fair value option on April 1, 2024 and therefore continue to be measured at fair value through earnings. A similar election has been made for subsequent originations or purchases of loans held for trading purposes and a part of non-trading
debt securities through to September 30, 2024. Such loans continue to be reported in
Trading assets
in the consolidated balance sheets with changes in fair value reported in
Revenue – Net gain on trading
in the consolidated statements of income. Similarly,
non-trading
debt securities held by
non-BD
entities elected for the fair value option continue to be reported in
Non-trading
debt securities
in the consolidated balance sheets which changed in fair value reported in
Revenue – Other
in the consolidated statements of income.
Following the accounting policy change, fair value changes of non-trading
debt securities acquired on or after April 1, 2024 and classified as HTM or AFS by non-BD
entities are not recognized through earnings, unless an impairment loss is recognized.
There has not been a material financial impact on these consolidated financial statements on initial adoption of the accounting policy change or since adoption, namely during the six months ended September 30, 2024.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Future accounting developments—
The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after October 1, 2024, the expected date of adoption by Nomura and whether the new accounting pronouncement may have a material financial impact on these consolidated financial statements on initial adoption or prospectively:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”
•  Enhances segment reporting by introducing incremental interim and annual disclosure requirements for more disaggregated expense information about a public entity’s reportable segments and expanding frequency of existing segment disclosures.

•  Requires annual disclosures of information about the chief operating decision maker.

•  Clarifies circumstances where disclosure of more than one measure of a segment’s profit or loss are permitted.

		Nomura currently plans to adopt the amendments retrospectively from March 31, 2025.	No material financial impact expected.

ASU 2023-08 “Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets”
•  Requires all
in-scope
crypto assets be subsequently measured at fair value at each reporting period through earnings.

•  Presentation of
in-scope
crypto assets in the financial statements to be shown separately from other intangible assets.

•  Introduces new disclosure requirements for
in-scope
crypto assets applicable to all entities.
		Nomura currently plans to adopt the amendments based on a modified retrospective approach from April 1, 2025.	No material financial impact expected.

ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”
•  Introduces incremental annual disclosures for disaggregated information about an entity’s effective tax rate reconciliation and information on income taxes paid.

•  Removes certain existing disclosure requirements in relation to unrecognized tax benefits and temporary differences for which a deferred tax liability is not recognized.

		Nomura currently plans to adopt the amendments prospectively from April 1, 2025.	No material financial impact expected.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

2. Fair value measurements:
The fair value of financial instruments
A significant amount of Nomura’s financial instruments is carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within
Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements
and
Other assets
. Financial liabilities carried at fair value on a recurring basis are reported within
Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings
and
Other liabilities.
Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.
In all cases, fair value is determined in accordance with ASC 820 “
Fair Value Measurements and Disclosures
” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.
Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.
Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.
Increases and decreases in the fair value of assets and liabilities may significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate risk, although these hedges are also subject to unpredictable movements in the market.
Valuation methodology for financial instruments carried at fair value on a recurring basis
The fair value of financial instruments
is
based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter
(“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer
range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.
Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.
Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out
adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions. Changes in these valuation adjustments may have a significant impact on our consolidated financial statements.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.
For example, the fair value of certain financial instruments includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.
Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.
As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.
Fair value hierarchy
Certain financial instruments carried at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:
Level 1:
Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.
Level 2:
Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.
Level 3:
Unobservable valuation inputs which reflect Nomura assumptions and specific data.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The availability of valuation inputs observable in the market varies by type of financial instrument and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar financial instruments in the market, especially for those which are customized, how established the financial instrument is in the market, for example, whether it is a new financial instrument or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current market data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.
Significant judgments used in determining the classification of financial instruments include the nature of the market in which the financial instrument would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar financial instruments.
Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in determining fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.
Certain criteria used to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the amounts of Nomura’s financial instruments carried at fair value on a recurring basis as of March 31, 2024 and September 30,
2024
within the fair value hierarchy.

	Billions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2024
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,931	¥1,353	¥8	¥—	¥4,292
Private equity and debt investments (5)	—	3	80	—	83
Japanese government securities	1,919	—	—	—	1,919
Japanese agency and municipal securities	—	182	0	—	182
Foreign government, agency and municipal securities	3,677	2,450	3	—	6,130
Bank and corporate debt securities and loans for trading purposes	—	1,543	173	—	1,716
Commercial mortgage-backed securities (“CMBS”)	—	9	0	—	9
Residential mortgage-backed securities (“RMBS”)	—	3,071	35	—	3,106
Issued/Guaranteed by government sponsored entity	—	2,923	—	—	2,923
Other	—	148	35	—	183
Real estate-backed securities	—	37	122	—	159
Collateralized debt obligations (“CDOs”) and other (6)	—	35	46	—	81
Investment trust funds and other	393	1	3	—	397

Total trading assets and private equity and debt investments	8,920	8,684	470	—	18,074

Derivative assets (7)
Equity contracts	2	3,228	9	—	3,239
Interest rate contracts	17	12,766	146	—	12,929
Credit contracts	1	236	47	—	284
Foreign exchange contracts	1	4,836	47	—	4,884
Commodity contracts	1	2	—	—	3
Netting	—	—	—	(19,815)	(19,815)

Total derivative assets	22	21,068	249	(19,815)	1,524

Subtotal	¥8,942	¥29,752	¥719	¥(19,815)	¥19,598

Loans and receivables (8)	2	1,808	291	—	2,101
Collateralized agreements (9)	—	454	12	—	466
Other assets (2)
Non-trading debt securities	112	202	21	—	335
Other (3)(4)	371	59	253	—	683

Total	¥9,427	¥32,275	¥1,296	¥(19,815)	¥23,183

Liabilities:
Trading liabilities
Equities	¥2,597	¥28	¥0	¥—	¥2,625
Japanese government securities	2,098	—	—	—	2,098
Japanese agency and municipal securities	—	6	—	—	6
Foreign government, agency and municipal securities	3,206	645	—	—	3,851
Bank and corporate debt securities	—	175	1	—	176
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	188	—	0	—	188

Total trading liabilities	8,089	854	1	—	8,944

Derivative liabilities (7)
Equity contracts	3	3,820	4	—	3,827
Interest rate contracts	18	12,102	114	—	12,234
Credit contracts	0	290	93	—	383
Foreign exchange contracts	0	4,620	44	—	4,664
Commodity contracts	0	5	—	—	5
Netting	—	—	—	(19,166)	(19,166)

Total derivative liabilities	21	20,837	255	(19,166)	1,947

Subtotal	¥8,110	¥21,691	¥256	¥(19,166)	¥10,891

Short-term borrowings (11)	¥—	¥628	¥23	¥—	¥651
Payables and deposits (10)(12)	—	168	15	—	183
Collateralized financing (9)	—	978	—	—	978
Long-term borrowings (11)(13)(14)	22	5,627	474	—	6,123
Other liabilities (15)	283	66	44	—	393

Total	¥8,415	¥29,158	¥812	¥(19,166)	¥19,219

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2024
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of September 30, 2024
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,631	¥1,363	¥6	¥—	¥4,000
Private equity and debt investments (5)	—	2	97	—	99
Japanese government securities	2,956	—	—	—	2,956
Japanese agency and municipal securities	—	143	0	—	143
Foreign government, agency and municipal securities	4,742	2,389	3	—	7,134
Bank and corporate debt securities and loans for trading purposes	—	1,614	177	—	1,791
Commercial mortgage-backed securities (“CMBS”)	—	1	11	—	12
Residential mortgage-backed securities (“RMBS”)	—	3,547	39	—	3,586
Issued/Guaranteed by government sponsored entity	—	3,413	—	—	3,413
Other	—	134	39	—	173
Real estate-backed securities	—	79	168	—	247
Collateralized debt obligations (“CDOs”) and other (6)	—	31	34	—	65
Investment trust funds and other	359	1	4	—	364

Total trading assets and private equity and debt investments	10,688	9,170	539	—	20,397

Derivative assets (7)
Equity contracts	15	3,269	14	—	3,298
Interest rate contracts	21	11,145	97	—	11,263
Credit contracts	1	212	45	—	258
Foreign exchange contracts	—	5,282	33	—	5,315
Commodity contracts	3	4	—	—	7
Netting	—	—	—	(18,463)	(18,463)

Total derivative assets	40	19,912	189	(18,463)	1,678

Subtotal	¥10,728	¥29,082	¥728	¥(18,463)	¥22,075

Loans and receivables (8)	—	1,688	408	—	2,096
Collateralized agreements (9)	—	519	14	—	533
Other assets (2)
Non-trading debt securities (10)	127	188	17	—	332
Other (3)(4)	242	238	279	—	759

Total	¥11,097	¥31,715	¥1,446	¥(18,463)	¥25,795

Liabilities:
Trading liabilities
Equities	¥2,303	¥23	¥0	¥—	¥2,326
Japanese government securities	2,125	—	—	—	2,125
Japanese agency and municipal securities	—	3	—	—	3
Foreign government, agency and municipal securities	3,338	756	—	—	4,094
Bank and corporate debt securities	—	251	0	—	251
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other (6)	—	—	—	—	—
Investment trust funds and other	280	—	0	—	280

Total trading liabilities	8,046	1,033	0	—	9,079

Derivative liabilities (7)
Equity contracts	5	4,114	10	—	4,129
Interest rate contracts	27	10,592	93	—	10,712
Credit contracts	0	258	85	—	343
Foreign exchange contracts	2	5,057	40	—	5,099
Commodity contracts	1	10	—	—	11
Netting	—	—	—	(17,990)	(17,990)

Total derivative liabilities	35	20,031	228	(17,990)	2,304

Subtotal	¥8,081	¥21,064	¥228	¥(17,990)	¥11,383

Short-term borrowings (12)	—	472	50	—	522
Payables and deposits (11)(13)	—	309	14	—	323
Collateralized financing (9)	—	914	—	—	914
Long-term borrowings (12)(14)(15)	21	6,123	488	—	6,632
Other liabilities (16)	160	245	76	—	481

Total	¥8,262	¥29,127	¥856	¥(17,990)	¥20,255

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives assets or liabilities.
(2)
Investments that are carried at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2024 and September 30, 2024, the fair values of these investments which are included in
Trading assets and private equity and debt investments
were ¥59 billion and ¥61 billion, respectively. As of March 31, 2024 and September 30, 2024, the fair values of these investments which are included in
Other assets
were ¥3 billion and ¥3 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)
Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥78,708 million and ¥26,380 million, respectively, as of March 31, 2024 and ¥69,373 million and ¥882 million, respectively, as of September 30, 2024.

(5)
Private equity and debt investments
include minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading
purposes, and
post-IPO
investments. These investments also include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(6)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(7)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(8)	Includes loans and receivables for which the fair value option has been elected.
(9)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(10)	Includes non-trading debt securities for which the fair value option has been elected and available-for-sale debt securities.
(11)	Includes deposits received at banks for which the fair value option has been elected.
(12)	Includes structured notes for which the fair value option has been elected.
(13)
Includes embedded derivatives bifurcated from deposits received at banks. Deposits are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(14)
Includes embedded derivatives bifurcated from issued structured notes. Structured notes are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(15)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(16)	Includes loan commitments for which the fair value option has been elected.
Valuation techniques by major class of financial instrument
The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.
Equities
and equity securities reported within
Other assets
—Equities and equity securities reported within
Other assets
include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market
prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. While rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2024 and September 30, 2024, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Private
equity and debt investments
—The determination of fair value of unlisted equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third party evidence of a change in value. Adjustments are also made, in the absence of third party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/Earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, PE data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.
Government, agency and municipal securities
—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.
Non-G7
government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7
securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable valuation inputs such as credit spreads of the issuer.
Bank and corporate debt securities
—The fair value of bank and corporate debt securities is primarily determined using broker or dealer quotations and recent market transactions of identical or similar debt securities if available, but also using DCF valuation techniques. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.
Commercial mortgage-backed securities (“CMBS”)
and
Residential mortgage-backed securities (“RMBS”)
—The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.
Real estate-backed securities
—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Collateralized debt obligations (“CDOs”) and other
—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.
Investment trust funds and other
—Publicly traded funds which are valued based on quoted prices in active markets are classified in Level 1 of the fair value hierarchy. Investments in funds that are not publicly traded but Nomura has the ability to redeem its investment at NAV per share on the balance sheet date are valued at NAV and classified in Level 2. Investments in funds which are valued using significant unobservable valuation inputs such as credit spreads of issuer and correlation are classified in Level 3. Investment in funds that are carried at fair value using NAV per share as a practical expedient are not classified in the fair value hierarchy.
Derivatives
—
Equity contracts
—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.
Derivatives
—
Interest rate contracts
—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.
Derivatives
—
Credit contracts
—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives
—
Foreign exchange contracts
—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.
Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.
Loans and receivables
—The fair value of loans and receivables carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans and receivables are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans and receivables, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer or recovery rates used in DCF valuations are significant and unobservable.
Collateralized agreements
and
Collateralized financing
—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.
Non-trading
debt securities
—These are debt securities held by certain
non-trading
subsidiaries in the group, including those classified as available-for-sale debt securities, which are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as
Government, agency and municipal securities
and
Bank and corporate debt securities
described above.
Short-term
and
long-term borrowings (“Structured notes”)
—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The fair value of structured notes is determined using quoted prices in active markets for the identical instrument if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable valuation inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.
Long-term borrowings (“Secured financing transactions”)
—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “
Transfer and Servicing
” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore, no adjustment is made to reflect Nomura’s own creditworthiness.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Level 3 financial instruments
The valuation of Level 3 financial instruments is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current
price quotes, price quotes that vary substantially either over time or among market makers, non-executable
broker quotes or little publicly released information.
If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable valuation input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.
Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Quantitative and qualitative information regarding significant unobservable valuation inputs
The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2024 and September 30, 2024. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	Mar ch 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥8	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	80	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5 - 17.0% 0.0 - 2.0% 7.9 - 11.0% 5.0 - 30.0%	9.2% 0.6% 9.6% 15.2%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	3.4 - 12.0 x 11.9 - 28.7 x 5.0 - 20.0%	9.2 x 16.0 x 10.0%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	3	DCF	Credit spreads Recovery rates	0.0 - 1.3% 0.5 - 12.0%	0.6% 1.7%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	173	DCF	Credit spreads Recovery rates	0.0 - 29.2% 0.0 - 100.0%	6.6% 74.7%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	35	DCF	Yields Prepayment rates Loss severities	18.3 - 41.9% 12.0 - 15.0% 0.0 - 100.0%	30.9% 13.4% 68.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	122	DCF	Loss severities	0.0 - 26.1%	3.5%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	46	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	5.5 - 50.4% 20.0% 2.0% 0.0 - 100.0% 0.0 - 0.1%	12.4% 20.0% 2.0% 37.6% 0.0%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	3	DCF	Liquidity discounts	0.0 - 3.9%	2.7%	Lower fair value	Not applicable

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Derivatives, net:
Equity contracts	¥5	Option models	Dividend yield Volatilities Correlations	0.0 - 11.6% 4.4 - 140.8% (0.95) - 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	32	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.6 - 4.5% 10.1 - 13.6% 24.3 - 401.5 bp (1.00) - 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(46)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 - 21.0% 15.0 - 100 .0% 35.0 - 47.9% 0.24 - 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	3	Option models	Volatilities Correlations	6.5 - 18.9% 0.21 - 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	291	DCF	Credit spreads Recovery rates	0.0 - 33.6% 42.1 - 100.0%	8.1% 90.3%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	12	DCF	Repo rate	3.1%	3.1%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	21	DCF	Credit spreads	4.8 - 6.3%	5.0%	Lower fair value	Not applicable

Other (7)	253	DCF	WACC Growth rates	11.1% 3.0%	11.1% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.2 - 6.9 x 7.9 - 35.9 x 0.4 - 1.5 x 25.0 - 30.0%	5.2 x 13.6 x 0.9 x 29.7%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	23	DCF/ option models	Volatilities Correlations	5.0 - 63.8% (0.83) - 0.97	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	15	DCF/ option models	Volatilities Correlations	10.3 - 11.0% 0.40 - 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	474	DCF	Loss severities	17.9 - 99.3%	95.6%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	5.0 - 63.8% 37.8 - 97.6 bp (1.00) - 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	44	DCF	Recovery rates	40.0 - 94.0%	85.5%	Higher fair value	Not applicable

Notes to the Interim Consolidated Financial Statements—(Continued) (UNA
UDI
TED)

	September 30, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥6	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	97	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.6 - 16.7% 0.0 - 2.0% 7.9 - 11.0% 5.0 - 30.0%	9.0% 0.8% 9.5% 12.6%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	6.9 - 12.0 x 12.0 - 27.9 x 5.0 - 20.0%	10.3 x 15.9 x 8.2%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	3	DCF	Credit spreads Recovery rates	0.0 - 1.2% 3.4 - 16.0%	0.5% 12.6%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	177	DCF	Credit spreads Recovery rates	0.0 - 148.6% 0.0 - 100.0%	10.2% 67.4%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage backed securities (“CMBS”)	11	DCF	Yields Loss severities Credit spreads	16.1% 65.0% 0.1 - 0.3%	16.1% 65.0% 0.2%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	39	DCF	Yields Prepayment rates Loss severities	20.2 - 51.2% 12.0 - 15.0% 0.0 - 100.0%	36.4% 13.4% 58.8%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	168	DCF	Loss severities	0.0 - 19.1%	2.6%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	34	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	3.7 - 50.0% 20.0% 2.0% 0.3 - 100.0% 0.0 - 0.1%	15.0% 20.0% 2.0% 44.2% 0.0%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	4	DCF	Liquidity discounts	0.0 - 2.0%	1.5%	Lower fair value	Not applicable

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	September 30, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Derivatives, net:
Equity contracts	¥4	Option models	Dividend yield Volatilities Correlations	0.0 - 16.0% 5.0 - 88.5% (0.95) - 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	4	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.8 - 4.2% 10.0 - 13.2% 40.4 -258.1 bp (1.00) - 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(40)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 - 133.4% 1.0 - 90.0% 43.4 - 43.4% 0.30 - 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(7)	Option models	Volatilities Correlations	5.1 - 18.9% 0.30 - 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	408	DCF	Credit spreads Recovery rates	0.0 - 56.0% 36.0 - 100.0%	7.7% 92.8%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	14	DCF	Repo rate	6.2 - 6.4%	6.3%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	17	DCF	Credit spreads	4.9 - 5.2%	5.0%	Lower fair value	Not applicable

Other (7)	279	DCF	WACC Growth rates	10.6% 3.0%	10.6% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	Liquidity discounts	25.0%	25.0%	Lower fair value	Not applicable

		Option models	Dividend yield Volatilities	2.0% 19.6%	2.0% 19.6%	Higher fair value Higher fair value	No predictable interrelationship

Liabilities:
Trading liabilities
Short-term borrowings	50	DCF/ option models	Volatilities Correlations	5.0 - 59.8% (0.86) - 0.97	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	14	DCF/ option models	Volatilities Correlations	10.0 - 10.8% 0.40 - 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	488	DCF	Loss severities	14.4 - 99.5%	84.0%	Lower fair value	Not applicable

		DCF/ option models	Volatilities Volatilities Correlations	5.0 - 59.8% 41.6 - 88.8 bp (1.00) - 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	76	DCF	Credit spreads Recovery rates	0.8 - 7.0% 67.6 - 99.5%	0.9% 86.4%	Lower fair value Higher fair value	No predictable interrelationship

(1)
Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivatives is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Nomura has not provided weighted average information for derivatives as unlike cash products the risk on such products is distinct from the balance sheet value and is subject to netting.
(4)
The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(5)
The impact of an increase in the significant unobservable valuation input on the fair value measurement for a derivative assumes Nomura is long risk to the input (such as being long volatility). Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(6)
Consideration of the interrelationships between significant unobservable valuation inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(7)	Valuation techniques and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Qualitative discussion of the ranges of significant unobservable valuation inputs
The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.
Derivatives
—
Equity contracts
—The significant unobservable valuation inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.
Derivatives
—
Interest rate contracts
—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels. The range of volatilities is wide as volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable valuation inputs are spread across the ranges.
Derivatives
—
Credit contracts
—The significant unobservable valuation inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.
Derivatives
—
Foreign exchange contracts
—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges (e.g., versus the U.S. Dollar) while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
Short-term borrowings and Long-term borrowings
—The significant unobservable valuation inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Movements in Level 3 financial instruments
The following tables present gains and losses as well as increases and decreases of financial instruments carried at fair value on a recurring basis which Nomura classified in Level 3 of the fair value hierarchy for the six months ended September 30, 2023 and 2024. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.
For the six months ended September 30, 2023 and 2024, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

	Billions of yen
	Six months ended September 30, 2023
	Beginning balance as of six months ended September 30, 2023	Total gains (losses) recognized in net revenu e (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of six months ended September 30, 2023
Assets:
Trading assets and private equity and debt investments
Equities	¥4	¥0	¥—	¥22	¥(1)	¥—	¥1	¥2	¥0	¥28
Private equity and debt investments	52	8	—	12	0	—	1	—	—	73
Japanese agency and municipal securities	2	—	—	—	0	—	—	—	(2)	0
Foreign government, agency and municipal securities	8	1	—	3	(6)	—	0	0	(4)	2
Bank and corporate debt securities and loans for trading purposes	258	(2)	—	230	(263)	—	20	38	(31)	250
Commercial mortgage-backed securities (“CMBS”)	0	0	—	0	0	—	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	8	0	—	2	0	—	1	—	(1)	10
Real estate-backed securities	95	(2)	—	104	(67)	—	11	—	—	141
Collateralized debt obligations (“CDOs”) and other	28	(2)	—	52	(63)	—	2	13	(3)	27
Investment trust funds and other	2	0	—	32	(33)	—	0	—	0	1

Total trading assets and private equity and debt investments	457	3	—	457	(433)	—	36	53	(41)	532

Derivatives, net (3)
Equity contracts	6	(1)	—	—	—	(4)	1	2	2	6
Interest rate contracts	11	(8)	—	—	0	12	0	(22)	(1)	(8)
Credit contracts	(32)	(4)	—	—	—	(2)	(3)	1	(2)	(42)
Foreign exchange contracts	19	(3)	—	—	—	2	2	(1)	0	19

Total derivatives, net	4	(16)	—	—	0	8	0	(20)	(1)	(25)

Subtotal	¥461	¥(13)	¥—	¥457	¥(433)	¥8	¥36	¥33	¥(42)	¥507

Loans and receivables	191	9	—	74	(49)	—	23	41	(33)	256
Collateralized agreements	17	0	—	—	(8)	—	3	—	—	12
Other assets
Non-Trading Debt Securities	3	0	—	—	0	—	0	20	—	23
Other	196	(3)	0	5	(2)	—	20	—	—	216

Total	¥868	¥(7)	¥0	¥536	¥(492)	¥8	¥82	¥94	¥(75)	¥1,014

Liabilities:
Trading liabilities
Equities	¥1	¥(2)	¥—	¥6	¥(8)	¥—	¥0	¥0	¥(1)	¥0
Foreign government, agency and municipal securities	0	0	—	—	0	—	0	—	—	0
Bank and corporate debt securities	3	2	—	4	(2)	—	0	4	(2)	5
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	—	—	—	—	—	0
Investment trust funds and other	0	—	—	—	0	—	0	—	—	0

Total trading liabilities	¥4	¥0	¥—	¥10	¥(10)	¥—	¥0	¥4	¥(3)	¥5

Short-term borrowings	30	(1)	0	32	(15)	—	1	4	(8)	45
Payables and deposits	17	1	0	3	—	—	—	3	(6)	16
Long-term borrowings	493	(6)	(2)	119	(96)	—	7	44	(103)	472
Other liabilities	21	5	—	18	(2)	—	2	0	0	34

Total	¥565	¥(1)	¥(2)	¥182	¥(123)	¥—	¥10	¥55	¥(120)	¥572

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Six months ended September 30, 2024
	Beginning balance as of six months ended September 30, 2024	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)(6)	Balance as of six months ended September 30, 2024
Assets:
Trading assets and private equity and debt investments
Equities	¥8	¥0	¥—	¥1	¥(4)	¥—	¥0	¥2	¥(1)	¥6
Private equity and debt investments	80	2	—	18	(3)	—	0	—	—	97
Japanese agency and municipal securities	0	—	—	—	0	—	—	—	—	0
Foreign government, agency and municipal securities	3	0	—	3	(3)	—	0	3	(3)	3
Bank and corporate debt securities and loans for trading purposes	173	(1)	—	186	(199)	—	(8)	31	(5)	177
Commercial mortgage-backed securities (“CMBS”)	0	2	—	4	(2)	—	—	7	—	11
Residential mortgage-backed securities (“RMBS”)	35	3	—	10	(5)	—	(2)	2	(4)	39
Real estate-backed securities	122	5	—	176	(127)	—	(8)	—	—	168
Collateralized debt obligations (“CDOs”) and other	46	(3)	—	42	(35)	—	0	—	(16)	34
Investment trust funds and other	3	0	—	52	(51)	—	0	0	—	4

Total trading assets and private equity and debt investments	470	8	—	492	(429)	—	(18)	45	(29)	539

Derivatives, net (3)
Equity contracts	5	(1)	—	—	—	(1)	0	1	0	4
Interest rate contracts	32	(18)	—	—	—	(8)	(1)	(3)	2	4
Credit contracts	(46)	(30)	—	—	—	33	3	(3)	3	(40)
Foreign exchange contracts	3	(5)	—	—	—	(3)	0	2	(4)	(7)

Total derivatives, net	(6)	(54)	—	—	—	21	2	(3)	1	(39)

Subtotal	¥464	¥(46)	¥—	¥492	¥(429)	¥21	¥(16)	¥42	¥(28)	¥500

Loans and receivables	291	8	—	116	(89)	—	(27)	126	(17)	408
Collateralized agreements	12	0	—	2	—	—	(1)	—	1	14
Other assets
Non-Trading Debt Securities	21	0	—	—	(4)	—	0	—	—	17
Other	253	43	—	33	(5)	—	(17)	0	(28)	279

Total	¥1,041	¥5	¥—	¥643	¥(527)	¥21	¥(61)	¥168	¥(72)	¥1,218

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥0	¥0
Foreign government, agency and municipal securities	—	—	—	—	—	—	—	—	—	—
Bank and corporate debt securities	1	0	—	1	(2)	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	0	—	0	—	0	—
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥1	¥0	¥—	¥1	¥(2)	¥—	¥0	¥0	¥0	¥0

Short-term borrowings	23	0	0	46	(11)	—	0	0	(8)	50
Payables and deposits	15	0	0	0	—	—	—	2	(3)	14
Long-term borrowings	474	2	4	150	(112)	—	(2)	8	(24)	488
Other liabilities	44	0	—	44	(9)	—	(3)	0	0	76

Total	¥557	¥2	¥4	¥241	¥(134)	¥—	¥(5)	¥10	¥(35)	¥628

(1)
Includes gains and losses reported primarily within
Net gain on trading, Gain on private equity and debt investments, and also within
Gain on investments in equity securities, Revenue
—
Other
and
Non-interest
expenses
—
Other,
Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the six months ended September 30, 2023 and 2024.
(5)
Transfers into Level
 3
indicate certain valuation inputs of a financial instrument become unobservable or significant.
Transfers out of Level
 3
indicate certain valuation inputs of a financial instrument become observable or insignificant. See “
Quantitative and qualitative information regarding significant unobservable valuation inputs”
above for the valuation inputs of each financial instruments.

(6)
Transfers out of Level
 3
include financial instruments that moved out of level 3 by application of measurement alternative. See Note 6 “
Investments
” for further information of financial instruments under the measurement alternative.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Unrealized gains and losses recognized for Level 3 financial instruments
The following table presents the amounts of unrealized gains (losses) for the six months ended September 30, 2023 and 2024, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Six months ended September 30
	2023	2024
	Unrealized gains / (losses) (1)
Assets:
Trading assets and private equity and debt investments
Equities	¥0	¥0
Private equity and debt investments	8	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(5)	(1)
Commercial mortgage-backed securities (“CMBS”)	0	7
Residential mortgage-backed securities (“RMBS”)	1	3
Real estate-backed securities	(1)	5
Collateralized debt obligations (“CDOs”) and other	(1)	(3)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	2	11

Derivatives, net (2)
Equity contracts	2	(2)
Interest rate contracts	(15)	(31)
Credit contracts	(8)	(32)
Foreign exchange contracts	(7)	(5)

Total derivatives, net	(28)	(70)

Subtotal	¥(26)	¥(59)

Loans and receivables	8	5
Collateralized agreements	0	0
Other assets
Other	(3)	42

Total	¥(21)	¥(12)

Liabilities:
Trading liabilities
Equities	¥(1)	¥0
Foreign government, agency and municipal securities	0	—
Bank and corporate debt securities	1	0

Total trading liabilities	¥0	¥0

Short-term borrowings (3)	0	1
Payables and deposits (3)	1	0
Long-term borrowings (3)	0	13
Other liabilities	1	0

Total	¥2	¥14

(1)
Includes gains and losses reported within
Net gain on trading, Gain on private equity and debt investments,
Gain (loss) on investments in equity securities, Revenue
—
Other
,
Non-interest
expenses
—
Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(3)
Includes unrealized gains and losses of ¥(1) billion and ¥5 billion for the six months ended September 30, 2023 and 2024, recognized in
Other comprehensive income (loss)
for recurring Level 3 fair value measurements held at the end of the reporting period.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Investments in investment funds that calculate NAV per share
In the normal course of business, Nomura invests in
non-consolidated
funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.
The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2024 and September 30, 2024. Investments are presented by major category relevant to the nature of Nomura’s business and risks

	Billions of yen
	March 31, 2024
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥10	¥3	Monthly	Same day-30 days
Venture capital funds	15	6	—	—
Private equity funds	33	13	—	—
Real estate funds	4	0	—	—

Total	¥62	¥22

	Billions of yen
	September 30, 2024
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥9	¥2	Monthly	Same day-30 days
Venture capital funds	16	5	—	—
Private equity funds	34	13	—	—
Real estate funds	4	0	—	—

Total	¥63	¥20

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The frequency with which Nomura is permitted to redeem investments.
(3)	The range in prior notice period for redemption.
Hedge funds:
These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although majority of these funds are redeemable monthly, certain funds cannot be redeemed within one month due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
Venture capital funds:
These investments include primarily
start-up
funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
Private equity funds:
These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
Real estate funds:
These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value option for financial assets and financial liabilities
Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “
Derivatives and Hedging
” and ASC 825 “
Financial Instruments.
” When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.
The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•
Equity method investments reported within
Trading assets and private equity and debt investments
and
Other assets
held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•
Certain loans receivables and receivables from customers reported within
Loans and
Receivables
which are risk managed on a fair value basis and undrawn loan commitments related to such loans receivables expected to be funded. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•
Reverse repurchase and repurchase agreements reported within
Collateralized agreements
and
Collateralized financing
which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•
All structured notes issued on or after April 1, 2008 reported within
Short-term borrowings
or
Long-term borrowings
. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and vanilla debt securities issued by those subsidiaries.

•
Certain structured deposit issuances reported within
Deposits received at banks.
Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•
Financial liabilities reported within
Long-term borrowings
recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

•
Financial reinsurance contracts reported within
Other assets
. Nomura elects the fair value option to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

•
Loans for trading purposes and
non-trading
debt securities held by subsidiaries that are not registered as a broker-dealer
(“non-BD
entities”) before March 31, 2024. Moreover, originations or purchases of loans held for trading purposes by non-BD
entities and
non-trading
debt securities that are not classified as held-to-maturity or available for sale held by non-BD
entities from April 1, 2024. Nomura elects the fair value option to these loans and non-trading
debt securities for its holding purpose or to mitigate volatility through earnings that otherwise would arise had this election not been made.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within
Interest and dividends, Interest expense
or
Revenue
—
Net gain on trading
.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The
following table presents gains (losses) due to changes in fair value for financial instruments carried at fair value using the fair value option for the six months ended September 30,
2023
and 2024.

	Billions of yen
	Six months ended September 30
	2023	2024
	Gains / (Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥0	¥5
Private equity and debt investments	1	2
Loans and receivables	27	23
Collateralized agreements (3)	3	10
Other assets (2)(4)	(1)	47

Total	¥30	¥87

Liabilities:
Short-term borrowings (5)	¥(28)	¥97
Payables and deposits	12	(2)
Collateralized financing (3)	3	(18)
Long-term borrowings (5)(6)	146	(112)
Other liabilities (7)	(1)	(3)

Total	¥132	¥(38)

(1)	Includes gains and losses reported primarily within Revenue—Net gain on trading and Revenue — Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Include non-trading debt securities.
(5)	Includes structured notes and other financial liabilities.
(6)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(7)	Includes unfunded written loan commitments.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

As

of March 31, 2024 and September 30, 2024, Nomura held an economic interest of 39.57% and 40.09% in American Century Companies, Inc., respectively. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within
Other assets—Other
in the consolidated balance sheets.
For the six months ended September 30, 2023 and 2024, there was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.
Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.
The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in the consolidated statements of comprehensive income during the six months ended September 30, 2023 and 2024 in respect of financial liabilities elected for the fair value option recognized in other comprehensive income during the years. The following table also presents amounts reclassified to the consolidated statements of income from accumulated other comprehensive income on early settlement of such financial liabilities during the six months ended September 30, 2023 and 2024 and the cumulative amounts recognized in accumulated other comprehensive income as of September 30, 2023 and 2024.

	Billions of yen
	Six months ended or as of September 30
	2023	2024
Changes recognized as a credit (debit) to other comprehensive income	¥(64)	¥13
Credit (debit) Amounts reclassified to earnings	(0)	—
Cumulative credit balance recognized in accumulated other comprehensive income	84	69
As of March 31, 2024, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥48 billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥444 billion less than the principal balance of such
Long-term borrowings
.
As of September 30, 2024, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥7 billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥378 billion less than the principal balance of such
Long-term borrowings
.
Investment by Investment companies
Nomura carries all of investments by investment companies under ASC 946 “
Financial
Services—Investment Companies
” (“ASC 946”) at fair value, with changes in fair value recognized through the consolidated statements of income.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Concentrations of credit risk
Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on debt securities issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within
Trading assets
in the consolidated balance sheets. Government, agency and municipal securities, including
Securities pledged as collateral,
represented 15% of total assets as of March 31, 2024 and 18% as of September 30, 2024.
The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2024 and September 30, 2024. See Note 3 “
Derivative instruments and hedging activities
” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2024
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥2,101	¥3,139	¥1,469	¥1,522	¥8,231

	Billions of yen
	September 30, 2024
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥3,099	¥2,903	¥2,693	¥1,538	¥10,233

(1)
Other than above, there were ¥248 billion and ¥214 billion of government, agency and municipal securities reported within
Other
assets—Non-trading
debt securities
in the consolidated balance sheets as of March 31, 2024 and September 30, 2024, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value
Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.
The carrying value of the majority of the financial instruments detailed below approximates their fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within
Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell
and
Securities borrowed
and financial liabilities reported within
Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned
and
Other secured borrowings
in the consolidated balance sheets.
The fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within
Loans receivable
while financial liabilities primarily include long-term borrowings which are reported within
Long-term borrowings
.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The
following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument not carried at fair value on a recurring basis in the consolidated balance sheets as of March 31, 2024 and September 30, 2024.

	Billions of yen
	March 31, 2024 (1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,239	¥4,239	¥4,239	¥—	¥—
Time deposits	546	546	—	546	—
Deposits with stock exchanges and other segregated cash	370	370	—	370	—
Loans receivable (2)	5,467	5,464	—	4,057	1,407
Securities purchased under agreements to resell	15,621	15,621	—	15,609	12
Securities borrowed	5,374	5,374	—	5,374	—

Total	¥31,617	¥31,614	¥4,239	¥25,956	¥1,419

Liabilities:
Short-term borrowings	¥1,055	¥1,055	¥—	¥1,032	¥23
Deposits received at banks	2,356	2,356	—	2,341	15
Securities sold under agreements to repurchase	16,870	16,870	—	16,870	—
Securities loaned	2,133	2,133	—	2,133	—
Other secured borrowings	393	393	—	393	—
Long-term borrowings	12,452	12,478	22	11,953	503

Total	¥35,259	¥35,285	¥22	¥34,722	¥541

	Billions of yen
	September 30, 2024 (1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,827	¥4,827	¥4,827	¥—	¥—
Time deposits	564	564	—	564	—
Deposits with stock exchanges and other segregated cash	399	399	—	399	—
Loans receivable (2)	5,352	5,351	—	3,042	2,309
Securities purchased under agreements to resell	15,256	15,256	—	15,242	14
Securities borrowed	4,944	4,944	—	4,944	—

Total	¥31,342	¥31,341	¥4,827	¥24,191	¥2,323

Liabilities:
Short-term borrowings	¥897	¥897	¥—	¥847	¥50
Deposits received at banks	2,847	2,847	—	2,833	14
Securities sold under agreements to repurchase	17,929	17,929	—	17,929	—
Securities loaned	1,903	1,903	—	1,903	—
Other secured borrowings	406	406	—	406	—
Long-term borrowings	13,048	13,060	21	12,529	510

Total	¥37,030	¥37,042	¥21	¥36,447	¥574

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Assets and liabilities measured at fair value on a nonrecurring basis
In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial
assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.
As of March 31, 2024 and September 30, 2024, there were no significant amount of assets or liabilities which were carried at fair value on a nonrecurring basis.
Equity securities subject to contractual sale restrictions
The following table presents a summary of equity securities primarily within
Other assets—Other
in consolidated balance sheet which are subject to contractual sale restrictions as of September 30, 2024.

	Millions of yen
	September 30, 2024
	Fair value amount	Remaining duration
		Less than 1 year	1 to 5 years	More than 5 years
Restriction on transfer	¥219,168	¥3	¥219,115	¥50
Consent from third parties	12,919	—	—	12,919
Others	1,552	—	—	1,552

Total	¥233,639	¥3	¥219,115	¥14,521

(1)	No specific conditions could cause a lapse in the sale restrictions as disclosed above.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

3. Derivative instruments and hedging activities:
Nomura uses a variety of derivatives, including futures, forwards, options and swaps, for both trading and non-trading
purposes.
Derivatives used for trading purposes
In the normal course of business, Nomura enters into transactions involving derivatives to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.
Nomura maintains active trading positions in a variety of derivatives. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivatives to meet clients’ specific financial needs and investors’ demands in the securities markets. Nomura also offers a variety of derivatives to its clients in adjusting their risk profiles in interest rate, foreign exchange and other market and credit risk exposures. In performing certain of these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.
Futures and forward contracts are commitments to either purchase or sell securities, foreign exchange contracts or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to counterparty risks.
Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.
Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may contain combined interest rate and foreign exchange exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.
To the extent these derivatives are economically hedging underlying financial instruments held by Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.
Nomura seeks to minimize its exposure to market risk arising from its use of these derivatives through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for
non-trading
purposes
Nomura’s principal objectives in using derivatives for
non-trading
purposes are to manage interest rate risk, to modify interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading
purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.
Fair value hedges
Nomura designates certain derivatives as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within
Interest expense
and
Revenue
—
Other
, respectively.
Net investment hedges
Nomura designates certain derivatives designated as hedges of its net investment in foreign operations relating to specific subsidiaries which have non-Japanese
Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within
Revenue
—
Net gain on trading
. All other movements in the fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within
Accumulated other comprehensive income (loss)
.
Concentrations of credit risk for derivatives
Although Nomura’s exposures to financial instruments are broadly diversified across different types of financial instrument, counterparty and geographical location generally, a significant portion of derivatives are entered into with other financial institutions. The following tables present Nomura’s significant concentration of credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2024 and September 30, 2024. The gross fair value of derivative assets represents the maximum amount of loss that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the financial instruments and any collateral or other security Nomura held to offset or partially offset such credit risk exposures was of no value.

	Billions of yen
	March 31, 2024
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥17,644	¥(14,853)	¥(2,173)	¥618

	Billions of yen
	September 30, 2024
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,631	¥(13,505)	¥(1,743)	¥383

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivative activities
The following tables present the notional value and fair value of derivatives as of March 31, 2024 and September 30, 2024. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the financial instrument. Changes in the fair value of derivatives are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income, depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2024
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥78,829	¥3,239	¥3,827
Interest rate contracts	3,810,866	12,929	12,014
Credit contracts	42,965	284	383
Foreign exchange contracts	420,052	4,881	4,664
Commodity contracts	325	3	5

Total	¥4,353,037	¥21,336	¥20,893

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,291	¥0	¥219
Foreign exchange contracts	190	3	—

Total	¥3,481	¥3	¥219

Total derivatives	¥4,356,518	¥21,339	¥21,112

		Billions of yen
		September 30, 2024
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥85,484	¥3,298	¥4,129
Interest rate contracts	4,243,703	11,249	10,581
Credit contracts	49,275	258	343
Foreign exchange contracts	454,259	5,315	5,096
Commodity contracts	393	7	11

Total	¥4,833,114	¥20,127	¥20,160

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,273	¥14	¥131
Foreign exchange contracts	179	0	3

Total	¥3,452	¥14	¥134

Total derivatives	¥4,836,566	¥20,141	¥20,294

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
The amounts reported include derivatives used for
non-trading
purposes other than those designated as formal fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant as of March 31, 2024 and September 30, 2024.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Offsetting of derivatives
Counterparty credit risk associated with derivatives is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default of the counterparty
(“close-out
and offsetting rights”).
For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out
and offsetting rights within these agreements.
For certain counterparties and/ or in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Even when derivatives are documented under such agreements, Nomura may not have obtained, or may not be able to obtain evidence to determine with sufficient certainty that close-out
and offsetting rights within such agreements are legally enforceable. This may be the case where the relevant local laws explicitly prohibit the enforceability of such close-out
and offsetting rights, or where the local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.
Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.
Derivative assets and liabilities with the same counterparty and the related cash collateral receivables and payables documented under an enforceable master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC
210-20
“
Balance Sheet—Offsetting
” (“ASC
210-20”)
and ASC 815 are met.
The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2024 and September 30, 2024 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC
210-20
and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out
and offsetting rights are not offset in the following table.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen		Billions of yen
	March 31, 2024		September 30, 2024
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Equity contracts
OTC settled bilaterally	¥2,397	¥2,609	¥1,704	¥2,113
Exchange-traded	842	1,218	1,594	2,016
Interest rate contracts
OTC settled bilaterally	11,575	10,889	9,758	9,207
OTC centrally-cleared	1,339	1,329	1,484	1,478
Exchange-traded	15	16	21	27
Credit contracts
OTC settled bilaterally	240	341	209	299
OTC centrally-cleared	43	41	48	44
Exchange-traded	1	1	1	0
Foreign exchange contracts
OTC settled bilaterally	4,884	4,664	5,315	5,099
Commodity contracts
OTC settled bilaterally	3	5	4	10
Exchange-traded	0	0	3	1

Total gross derivative balances (2)	¥21,339	¥21,113	¥20,141	¥20,294
Less: Amounts offset in the consolidated balance sheets (3)	(19,815)	(19,166)	(18,463)	(17,990)

Total net amounts reported on the face of the consolidated balance sheets (4)	¥1,524	¥1,947	¥1,678	¥2,304
Less: Additional amounts not offset in the consolidated balance sheets (5)
Financial instruments and non-cash collateral	(567)	(394)	(426)	(416)

Net amount	¥957	¥1,553	¥1,252	¥1,888

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2024, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥402 billion and ¥730 billion, respectively. As of September 30, 2024, the gross balance of such derivative assets and derivative liabilities was ¥616 billion and ¥864 billion, respectively.

(3)
Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC
210-20
and ASC 815. As of March 31, 2024, Nomura offset a total of ¥1,902 billion of cash collateral receivables against net derivative liabilities and ¥2,551 billion of cash collateral payables against net derivative assets. As of September 30, 2024, Nomura offset a total of ¥1,613 billion of cash collateral receivables against net derivative liabilities and ¥2,086 billion of cash collateral payables against net derivative assets.

(4)
Net derivative assets and net derivative liabilities are generally reported within
Trading assets and private equity and debt investments
—
Trading assets
and
Trading liabilities
, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract.

(5)
Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC
210-20
and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2024, a total of ¥240 billion of cash collateral receivables and ¥938 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of September 30, 2024, a total of ¥299 billion of cash collateral receivables and ¥980 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “
Collateralized transactions
.
”

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for trading purposes
Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within
Revenue—Net gain on trading
.
The following table presents amounts included in the consolidated statements of income for the six months ended September 30, 2023 and 2024 related to derivatives used for trading and non-trading
purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Six months ended September 30
	2023	2024
Derivatives used for trading and non-trading purposes (1) :
Equity contracts	¥(42)	¥(24)
Interest rate contracts	303	(95)
Credit contracts	(56)	20
Foreign exchange contracts	168	1
Commodity contracts	27	(6)

Total	¥400	¥(104)

(1)
Includes net gains (losses) on derivatives used for
non-trading
purposes which are not designated as fair value or net investment hedges. For the six months ended September 30, 2023 and 2024, net gains (losses) for these non-trading
derivatives were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value hedges
Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.
The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2024 and September 30, 2024.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued

	March 31, 2024	September 30, 2024	March 31, 2024	September 30, 2024	March 31, 2024	September 30, 2024
Long - term borrowings	¥3,087	¥3,171	¥201	¥98	¥3	¥3

Total	¥3,087	¥3,171	¥201	¥98	¥3	¥3

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within
Interest expense
and
Revenue-Other
, respectively together with the change in fair value of the hedged items. Similar to interest payables arising from hedged long-term borrowings, cash flows from interest rate contracts designated as fair value hedges are reported as cash flows from operating activities in the consolidated statements of cash flows.
The following tables present gains (losses) included in the consolidated statements of income for the six months ended September 30, 2023 and 2024 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Six months ended September 30
	2023	2024
Derivatives designated as fair value hedging instruments:
Interest rate contracts	¥98	¥102

Total	¥98	¥102

Hedged items in fair value hedges:
Long-term borrowings	¥(98)	¥(102)

Total	¥(98)	¥(102)

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Net investment hedges
Nomura designates certain foreign currency derivatives, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains and losses arising from the derivatives and non-derivative
financial instruments designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within
Other comprehensive income (loss)—Change in cumulative translation adjustments
. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.
The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the six months ended September 30, 2023 and 2024.

	Billions of yen
	Six months ended September 30
	2023	2024
Net investment hedging instruments:
Foreign exchange contracts	¥5	¥(8)

Total	¥5	¥(8)

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within
Revenue
—
Net gain on trading
in the consolidated statements of income. The amount of gains (losses) was not significant during the six months ended September 30, 2023 and 2024.
Derivatives containing credit risk related contingent features
Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2024 was ¥755 billion with related collateral pledged of ¥619 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2024, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥27 billion.
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of September 30, 2024 was ¥749 billion with related collateral pledged of ¥575 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of September 30, 2024, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥8 billion.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Credit derivatives
Credit derivatives are derivatives in which one or more of their underlying reference assets of the instrument are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit events specified in the contract.
Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.
Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and/ or seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.
The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single reference entity or obligation. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.
Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the underlying reference asset.
Credit derivatives written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.
Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlying reference assets.
The extent of these purchased credit protection contracts is quantified in the following tables under the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlying reference assets to the written credit derivatives which act as a hedge against Nomura’s exposures. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased credit protection.
Written credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the written credit derivative. However, this is generally not a true representation of the amount Nomura will actually pay under these contracts as there are other factors that affect the likelihood and amount of any payment obligations under the contracts, including:
Probability of default
: Nomura values credit derivatives by taking into account of the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The notional amounts are, therefore, significantly higher than Nomura’s actual exposures to these contracts as a whole.
Recovery value on the underlying asset
: In the case of the occurrence of an event of default, Nomura’s liability on a written credit derivative is limited to the difference between the notional amount and the recovery value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The
following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2024 and September 30, 2024.

	Billions of yen
	March 31, 2024
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (1) (Asset) / Liability	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(138)	¥9,746	¥1,849	¥3,125	¥3,251	¥1,521	¥6,994
Credit default swap indices	(126)	9,223	2,271	2,558	3,232	1,162	6,040
Other credit risk related portfolio products	19	1,011	142	256	580	33	755
Credit-risk related options and swaptions	0	49	—	—	20	29	10

Total	¥(245)	¥20,029	¥4,262	¥5,939	¥7,083	¥2,745	¥13,799

	Billions of yen
	September 30, 2024
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability (1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(150)	¥10,291	¥2,029	¥2,719	¥3,830	¥1,713	¥3,284
Credit default swap indices	(173)	10,932	1,944	2,404	5,253	1,331	(1,829)
Other credit risk related portfolio products	14	970	133	225	563	49	(8,084)
Credit-risk related options and swaptions	0	87	—	8	79	—	32

Total	¥(309)	¥22,280	¥4,106	¥5,356	¥9,725	¥3,093	¥(6,597)

(1)
Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty offsetting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivatives.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Credit ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If credit ratings from either of these agencies are not available, the credit ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the credit rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2024
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥156	¥1,485	¥2,938	¥3,489	¥925	¥753	¥9,746
Credit default swap indices	38	40	3,257	5,251	265	372	9,223
Other credit risk-related portfolio products	—	—	19	631	18	343	1,011
Credit risk-related options and swaptions	—	—	16	16	17	—	49

Total	¥194	¥1,525	¥6,230	¥9,387	¥1,225	¥1,468	¥20,029

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2024
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥381	¥1,597	¥2,943	¥3,562	¥877	¥931	¥10,291
Credit default swap indices	32	23	3,418	6,831	283	345	10,932
Other credit risk related portfolio products	—	—	19	569	17	365	970
Credit-risk related options and swaptions	—	—	—	79	—	8	87

Total	¥413	¥1,620	¥6,380	¥11,041	¥1,177	¥1,649	¥22,280

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.
Derivatives entered into in contemplation of sales of financial assets
Nomura enters into transactions which involve both the transfer of financial assets to a counterparty and a separate agreement entered contemporaneously with the same counterparty through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance
total return swaps.
These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within
Long-term borrowings
in the consolidated balance sheets.
Nomura entered into certain contemporaneous transactions involving the transfer of securities that are accounted for as sales, where substantially all of the economic exposures to the transferred securities are retained through total return swaps but does not retain control over the assets transferred. There were no new contracts signed during the six months ended September 30, 2024. The following table provides information about relevant transactions outstanding as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Gross cash proceeds received at transfer dates	¥69,383	¥64,315
Fair value of transferred securities at transfer dates	¥69,253	¥64,185
Fair value of transferred securities at reporting dates	¥54,627	¥47,286
Gross derivative liabilities arising from the transactions at reporting dates (1)	¥14,434	¥16,813

(1)
Amounts presented on a gross basis, before the application of counterparty offsetting are included in
Trading liabilities
in the consolidated balance sheets as of March 31, 2024 and September 30, 2024. Of which ¥14,434 million and ¥16,813 million are included in interest rate contracts used for trading purpose as of March 31, 2024 and September 30, 2024 respectively as disclosed in present Note 3 “
Derivative instruments and hedging activities
.
”

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

4. Revenue from services provided to customers
Revenue by types of service
The following table presents revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended September 30
	2023	2024
Commissions	¥171,692	¥204,113
Fees from investment banking	69,750	94,586
Asset management and portfolio service fees	148,473	184,181
Other revenue	20,653	30,472

Total	¥410,568	¥513,352

Commissions
represent revenue principally from trade execution, clearing services and distribution of fund units primarily provided by the Wealth Management Division (renamed the Retail Division as the “Wealth Management Division
,
” effective from April 1, 2024, to match the condition of business) and to a lesser extent, the Wholesale Division.
The following table shows a breakdown of
Commissions
for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended September 30
	2023	2024
Brokerage commissions	¥113,548	¥131,886
Commissions for distribution of investment trust	27,389	34,762
Other commissions	30,755	37,465

Total	¥171,692	¥204,113

Fees from investment banking
represent revenue from financial advisory, underwriting and distribution primarily from the Wholesale Division, and to a lesser extent, the Wealth Management Division.
The following table shows the breakdown of
Fees from investment banking
for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended September 30
	2023	2024
Equity underwriting and distribution fees	¥17,627	¥26,669
Debt underwriting and distribution fees	10,555	20,212
Financial advisory fees	23,615	31,912
Other fees	17,953	15,793

Total	¥69,750	¥94,586

Asset management and portfolio service fees
represent revenue from asset management services primarily from the Investment Management Division, and to a lesser extent, the Wealth Management Division.
The following table shows the breakdown of
Asset management and portfolio service fees
for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended September 30
	2023	2024
Asset management fees	¥92,865	¥114,136
Administration fees	42,005	53,765
Custodial fees	13,603	16,280

Total	¥148,473	¥184,181

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The
following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers
•  Trade execution and clearing commissions recognized at a point in time, namely trade date.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services
•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Underwriting and syndication services
•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customer

•  Underwriting and syndication fees are recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where draw down of the facility is deemed remote are recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs are recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Provision of custodial and administrative services to customers
•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally are recognized on a straight-line basis over the term of the contract based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Custodial and administrative fees are recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point in time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically settled monthly, quarterly or semi-annually.
The underlying contracts entered into by Nomura in connection with the services described above typically do not have significant financing components. If such components exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “
Revenue
from Contracts with Customers”
(“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain any rights of return or similar features for the customer.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Customer contract balances
When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.
A contract asset represents accrued revenue recognized by Nomura for completion or partially completion of a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditional on factors or events other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for services provided. Both contract assets and customer contract receivables are reported in
Receivables from Customers
within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to refund or obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in
Payables to Customers
within Nomura’s consolidated balance sheet.
The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amounts of contract assets as of March 31, 2024 and September 30, 2024 were not significant.

	Millions of yen
	March 31, 2024	September 30, 2024
Customer contract receivables	¥101,668	¥111,990
Contract liabilities (1)	6,073	5,253

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.
The balance of contract liabilities as of March 31, 2023 and 2024 were recognized as revenue for the six months ended September 30, 2023 and 2024, respectively.
Nomura recognized ¥2,248 million of revenue from performance obligations satisfied in previous periods for the six months ended September 30, 2023. Nomura recognized ¥2,151 million of revenue from performance obligations satisfied in previous periods for the six months ended September 30, 2024.
Transaction price allocated to the remaining performance obligations
In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥1,135 million as of March 31, 2024 and ¥785 million as of September 30, 2024. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, consideration arising from contracts with customers does not comprise any significant amount that is not included in transaction price.
Customer contract costs
As permitted by ASC 340 “
Other Assets and Deferred Costs
,” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amounts of deferred costs to obtain or fulfill customer contracts as of March 31, 2024 and September 30, 2024 were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

5. Collateralized transactions:
Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ financing needs, finance trading inventory positions and obtain securities for settlement.
Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out
and offsetting rights within these agreements.
Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions with certain types of counterparties and in certain jurisdictions which are not documented under a master netting agreement. Even when these transactions are documented under such master netting agreements, Nomura may not have obtained, or may not be able to obtain, evidence to determine with sufficient certainty that the close-out
and offsetting rights in the agreements are legally enforceable. This may be the case where relevant local laws explicitly prohibit such close-out
and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.
Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.
In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese
government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, the party receiving the collateral is free to sell or repledge the securities received through repurchase agreements, securities lending transactions or to cover short positions. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred, where collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.
Offsetting of certain collateralized transactions
Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where specific criteria as defined by ASC
210-20
are met. These criteria include requirements around maturity of transactions, underlying systems on which collateral is settled, associated banking arrangements and legal enforceability of close-out
and offsetting rights under relevant master netting agreements.
The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2024 and September 30, 2024, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2024
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥41,288	¥5,371	¥42,537	¥2,465
Less: Amounts offset in the consolidated balance sheets (2)	(25,667)	—	(25,667)	—

Total net amounts as reported on the face of the consolidated balance sheets (3)	¥15,621	¥5,371	¥16,870	¥2,465

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(13,228)	(3,572)	(13,817)	(2,324)
Cash collateral	(9)	—	(2)	—

Net amount	¥2,384	¥1,799	¥3,051	¥141

	Billions of yen
	September 30, 2024
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥44,085	¥4,941	¥46,758	¥2,313
Less: Amounts offset in the consolidated balance sheets (2)	(28,829)	—	(28,829)	—

Total net amounts as reported on the face of the consolidated balance sheets (3)	¥15,256	¥4,941	¥17,929	¥2,313

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(14,966)	(3,181)	(15,183)	(2,192)
Cash collateral	(7)	—	(4)	—

Net amount	¥283	¥1,760	¥2,742	¥121

(1)
Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2024, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,161 billion and ¥2,574 billion, respectively. As of March 31, 2024, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,512 billion and ¥69 billion, respectively. As of September 30, 2024, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥143 billion and ¥2,369 billion, respectively. As of September 30, 2024, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,599 billion and ¥89 billion, respectively.

(2)
Represent amounts offset through counterparty netting under master netting or similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC
210-20.
Amounts offset include transactions carried at fair value through election of the fair value option.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

(3)
Reverse repurchase agreements and securities borrowing transactions are reported within
Collateralized agreements
—
Securities purchased under agreements to resell
and
Collateralized agreements
—
Securities borrowed
in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within
Other assets-Other
and
Other liabilities
in the consolidated balance sheets, respectively.

(4)
Represent amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC
210-20
but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

For information on offsetting of derivatives, see Note 3 “
Derivative instruments and hedging activities.
”
Maturity analysis of repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2024 and September 30,

2024. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2024
	Overnight and open (1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥18,513	¥17,317	¥3,747	¥2,024	¥936	¥42,537
Securities lending transactions	1,337	299	43	786	—	2,465

Total gross recognized liabilities (2)	¥19,850	¥17,616	¥3,790	¥2,810	¥936	¥45,002

	Billions of yen
	September 30, 2024
	Overnight and open (1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥18,906	¥22,141	¥3,298	¥1,323	¥1,090	¥46,758
Securities lending transactions	1,280	225	1	338	469	2,313

Total gross recognized liabilities (2)	¥20,186	¥22,366	¥3,299	¥1,661	¥1,559	¥49,071

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)
Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within
Other assets-Other
and
Other liabilities
in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Securities transferred in repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2024 and September 30, 2024. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2024
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥234	¥2,228	¥2,462
Japanese government, agency and municipal securities	2,506	0	2,506
Foreign government, agency and municipal securities	31,355	72	31,427
Bank and corporate debt securities	3,636	94	3,730
Commercial mortgage-backed securities (“CMBS”)	17	—	17
Residential mortgage-backed securities (“RMBS”) (1)	4,598	—	4,598
Collateralized debt obligations (“CDOs”) and other	190	—	190
Investment trust funds and other	1	71	72

Total gross recognized liabilities (2)	¥42,537	¥2,465	¥45,002

	Billions of yen
	September 30, 2024
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥543	¥1,884	¥2,427
Japanese government, agency and municipal securities	2,167	33	2,200
Foreign government, agency and municipal securities	35,766	55	35,821
Bank and corporate debt securities	3,684	289	3,973
Commercial mortgage-backed securities (“CMBS”)	20	—	20
Residential mortgage-backed securities (“RMBS”) (1)	4,361	—	4,361
Collateralized debt obligations (“CDOs”) and other	217	—	217
Investment trust funds and other	—	52	52

Total gross recognized liabilities (2)	¥46,758	¥2,313	¥49,071

(1)
Includes ¥3,842 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2024. Includes ¥3,397 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of September 30, 2024.

(2)
Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within
Other assets-Other
and
Other liabilities
in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura
The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2024 and September 30, 2024.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2024	September 30, 2024
The fair value of securities accepted as collateral, primarily through securities borrowed or purchased under agreement to resell	¥62,456	¥68,180
The portion of the above that has been sold (as reported within Trading liabilities in the consolidated balance sheets) or repledged	45,389	51,987
Collateral is generally sourced from securities purchased under agreement to resell, securities borrowing transactions, secured loans and from derivative transactions. Collateral is used together with owned securities and other financial assets to cover short sales, collateralize repurchase transactions, other secured financings and derivative transactions.
Assets pledged by Nomura
Nomura pledges owned securities and other financial assets to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as
Assets pledged
within
Trading assets,
Non-trading
debt securities, Investments in equity securities
and
Investments in and advances to affiliated companies
in the consolidated balance sheets.
The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, the secured party does not have the right to sell or repledge them by type of asset as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Trading assets:
Equities and convertible securities	¥212,165	¥289,755
Government and government agency securities	1,238,863	1,121,297
Bank and corporate debt securities	151,454	1,457,736
Residential mortgage-backed securities (“RMBS”)	2,360,053	2,665,556
Collateralized debt obligations (“CDOs”) and other (1)	12,959	11,692
Investment trust funds and other	570	128

	¥3,976,064	¥5,546,164

Non-trading debt securities (2)	¥94,421	¥16,153
Investments in and advances to affiliated companies (3)	¥14,976	¥15,490

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities issued by prefectures or ordinance-designated city.
(3)	Investments in and advances to affiliated companies comprise shares in Nomura Research Institute, Ltd.
The following table presents the carrying amount of financial and non-financial
assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Loans and receivables	¥409,145	¥366,664
Trading assets and private equity and debt investments	1,818,795	1,935,647
Office buildings, land, equipment and facilities	7,591	3,031
Non-trading debt securities	94,471	98,941
Investments in and advances to affiliated companies	2	2
Other	1,084	1,611

	¥2,331,088	¥2,405,896

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and derivative transactions. The above table also includes financial assets which continue to be recognized on the consolidated balance sheets as they fail the criteria for derecognition under ASC 860. The associated liabilities with these transactions are reported as trading balances of secured borrowings reported in
Long-term borrowings
.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

6. Investments:
AFS debt securities
Effective from April 1, 2024, Nomura and consolidated subsidiaries that are not registered as a broker-dealer
(“non-BD
entities”) no longer apply ASC 940 “
Financial Services—Brokers and Dealers
,” as described in Note 1 “
Basis of accounting:
Voluntary change in accounting policy
.
” In response to this accounting policy change,
non-BD
entities will be able to classify
non-trading
debt securities purchased on or after April 1, 2024 as available for sale (“AFS”) debt securities or held to maturity (“HTM”) debt securities in accordance with ASC 320 “
Investments—Debt Securities
.”
The
non-trading
debt securities classified as AFS and the accrued interest arising from these securities are reported in
Non-trading
debt securities
and
Receivables from other than customers
in the consolidated balance sheets, respectively. As of September 30, 2024, there were no debt securities classified as HTM.
The following table presents the amortized cost, unrealized gains and losses, and fair value of AFS debt securities as of September 30, 2024.

	Millions of yen
	September 30, 2024
	Amortized cost (1)	Unrealized gains	Unrealized losses	Fair value
Japanese government securities	¥20,017	¥3	¥(20)	¥20,000
Japanese agency and municipal securities	29,713	21	(43)	29,691

Total	¥49,730	¥24	¥(63)	¥49,691

(1)	Net of allowance for credit losses
Contractual maturities for AFS debt securities
The following table presents the amortized cost and fair value of AFS debt securities, categorized by contractual maturity, as of September 30, 2024.

	Millions of yen
	September 30, 2024
	Amortized cost (1)	Fair value
Japanese government securities
1 year to 5 years	¥20,017	¥20,000
Subtotal	¥20,017	¥20,000

Japanese agency and municipal securities
1 year to 5 years	29,713	29,691
Subtotal	¥29,713	¥29,691

Total	¥49,730	¥49,691

(1)	Net of allowance for credit losses

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

AFS debt securities in an unrealized loss position
The following table presents the fair value and aging of unrealized losses for AFS debt securities as of September 30, 2024.

	Millions of yen
	September 30, 2024
	Fair value	Unrealized losses
Japanese government securities
Less than 12 months	¥9,994	¥(20)

Subtotal	¥9,994	¥(20)

Japanese agency and municipal securities
Less than 12 months	11,344	(43)

Subtotal	¥11,344	¥(43)

Total	¥21,338	¥(63)

If the fair value of the AFS debt security is less than amortized cost, such security is in an unrealized loss position.
If Nomura has the intent to sell the security, or if it is more likely than not that Nomura will be required to sell the security before recovery of its amortized cost, the difference between the amortized cost (net of allowance) and the fair value of the security is recognized as an impairment loss in earnings. There was no impairment loss during the six months ended September 30, 2024.
AFS debt securities in an unrealized loss position that Nomura has the intent and ability to hold are reviewed to determine if an allowance for credit losses should be recognized. Nomura considers various factors in such determination, including market conditions, changes in issuer credit ratings and severity of the unrealized losses. There was no allowance for credit losses on such securities recognized during the six months ended September 30, 2024.
Additionally, Nomura does not recognize any allowance for accrued interest receivable from AFS debt securities, as Nomura writes off the receivable by reversing accrued interest when it is determined the accrued interest receivable is uncollectible. The amount of accrued interest receivable from AFS debt securities was not significant as of September 30, 2024. There was no write-off
of accrued interest receivable during the six months ended September 30, 2024.
Realized gains (losses) on sales or transfer of AFS debt securities
Realized gains (losses) on sales or transfer to Trading assets are reclassified from accumulated other comprehensive income (loss) to other revenue in the consolidated statements of income. Nomura adopts the moving average method when determining the cost of the security sold or the amount reclassified from accumulated other comprehensive income into earnings. There were no sales or transfer of AFS debt securities during the six months ended September 30, 2024.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Unrealized gains and losses related to equity securities
As of September 30, 2024, the unrealized losses on equity securities owned by non-BD
entities that are not investment companies are ¥3,475 million. These equity securities do not include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option. Please see Note 2 “
Fair Value Measurements
” for the unrealized gains and losses on equity securities for which the fair value option has been elected.
Measurement Alternative of equity securities
Nomura measures equity securities without readily determinable fair values, which do not qualify practical expedient to measure fair value, using the measurement alternative, which is made on an instrument-by-instrument
basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, Nomura assesses whether these equity securities are impaired.
The carrying value of equity securities measured using measurement alternative as of March 31, 2024 and September 30, 2024 were ¥65,365 million and ¥95,603 million, respectively. The cumulative impairment losses and the amounts of observable price changes in orderly transactions as of March 31, 2024 and September 30, 2024 were not significant.

Notes to the Interim
Consolidated
Financial Statements—(Continued) (UNAUDITED)

7. Securitizations and Variable Interest Entities:
Securitizations
Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within
Trading assets
in Nomura’s consolidated balance sheets, with the change in fair value reported within
Revenue
—
Net gain on trading
. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.
As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the six months ended September 30, 2023 and September 30, 2024, Nomura received cash proceeds from SPEs in new securitizations of ¥235 billion and ¥305 billion, respectively, and the associated gain on sale was immaterial. For the six months ended September 30, 2023 and September 30, 2024, Nomura received debt securities issued by these SPEs with an initial fair value of ¥92 billion and ¥270 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥78 billion and ¥330 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥6,747 billion and ¥5,195 billion as of March 31, 2024 and September 30, 2024, respectively. Those transferred financial assets are substantially government, agency and municipal securities. Nomura’s retained interests were ¥160 billion and ¥151 billion, as of March 31, 2024 and September 30, 2024, respectively. For the six months ended September 30, 2023 and September 30, 2024, Nomura received cash flows of ¥13 billion and ¥13 billion, respectively, from the SPEs on the retained interests held in the SPEs.
Nomura did not provide financial support to SPEs beyond its contractual obligations as of March 31, 2024 and September 30, 2024.

F-6
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The

following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥152	¥—	¥152	¥152	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	8	8	2	6

Total	¥—	¥152	¥8	¥160	¥154	¥6

	Billions of yen
	September 30, 2024
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥145	¥—	¥145	¥145	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	6	6	2	4

Total	¥—	¥145	¥6	¥151	¥147	¥4

As of March 31, 2024 and September 30, 2024, predominantly all of the retained interests held by Nomura were valued using significant observable prices. The initial fair values of these retained interests are mostly level 2 in the fair value hierarchy.
The following table presents the type and carrying value of financial assets included within
Trading assets
and
Loans receivable
which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within
Borrowings.
The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse
to Nomura.

	Billions of yen
	March 31, 2024	September 30, 2024
Assets
Trading assets
Japanese government securities	¥1	¥1
Loans for trading purposes	69	73
Loans receivable	539	500

Total	¥609	¥574

Liabilities
Borrowings	¥609	¥574

F-6
3

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Variable Interest Entities (“VIEs”)
In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.
If Nomura has power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and through Nomura’s interest in the VIE, Nomura has the right to receive benefits or the obligation to absorb losses that could be potentially significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not act as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds for which Nomura is the primary beneficiary.
The power to direct the most significant activities may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura generally considers collateral management and servicing to represent the power to make the most significant decisions, unless such roles are deemed to be a fiduciary relationship. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the unilateral right to replace the collateral manager or servicer or to require liquidation of the entity.
For many transactions, such as where VIEs are used for
re-securitizations
of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In those cases, Nomura focuses its analysis on the party who has the sole discretion in the initial design of the VIE, and considers factors such as the nature of the underlying assets held by the VIE, the extent of third party investors’ involvement in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and any third party investors. Nomura has sponsored numerous re-securitization
transactions and in many cases has determined that it is not the primary beneficiary on the basis that power to direct the most significant activities relating to these entities are shared with third party investors. Nomura has consolidated certain VIEs where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was insignificant at inception of the transaction.

F-6
4

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The
following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2024 and September 30, 2024. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31, 2024	September 30, 2024
Consolidated VIE assets
Cash and cash equivalents	¥73	¥17
Trading assets
Equities	539	527
Debt securities	613	643
CMBS and RMBS	94	156
Derivatives	1	1
Private equity and debt investments	49	67
Office buildings, land, equipment and facilities	15	32
Other	84	44

Total	¥1,468	¥1,487

Consolidated VIE liabilities
Trading liabilities
Derivatives	¥0	¥0
Borrowings
Short-term borrowings	220	211
Long-term borrowings	886	975
Other	6	49

Total	¥1,112	¥1,235

On a quarterly basis, Nomura reassesses its involvement with the VIEs and evaluates the impact of any changes in governing documents and/or variable interests held by Nomura and other parties.
Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

F-6
5

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The
following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

	Billions of yen
	March 31, 2024
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥26	¥—	¥26
Debt securities	83	—	83
CMBS and RMBS	2,996	—	2,996
Investment trust funds and other	147	—	147
Private equity and debt investments	23	—	23
Loans	1,512	—	1,512
Other	22	—	22
Commitments to extend credit and other guarantees	—	—	224

Total	¥4,809	¥—	¥5,033

	Billions of yen
	September 30, 2024
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥24	¥—	¥24
Debt securities	68	—	68
CMBS and RMBS	3,518	—	3,518
Investment trust funds and other	125	—	125
Private equity and debt investments	20	—	20
Loans	1,347	—	1,347
Other	24	—	24
Commitments to extend credit and other guarantees	—	—	192

Total	¥5,126	¥—	¥5,318

The above does not include certain repurchase agreement financings provided to third parties or Nomura sponsored VIEs.

F-6
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

8. Financing receivables:
In the normal course of business, Nomura extends financing to clients primarily in the form of loan receivables, loan commitments and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets at fair value or on amortized cost basis and provide a contractual right to receive money either on demand or on future fixed or determinable dates.
The carrying value of financing receivables measured on an amortized cost basis is adjusted for allowances for current expected credit losses defined by ASC 326 “
Financial Instruments
—
Credit Losses
” (“ASC 326”) where appropriate. Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within
Allowance for credit losses
.
Collateralized agreements
Collateralized agreements consist of reverse repurchase agreements reported as
Securities purchased under agreements to resell
and securities borrowing transactions reported as
Securities borrowed
in the consolidated balance sheets, including those executed under Japanese Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash
collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those transactions carried at fair value through election of the fair value option, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the purchase price of the securities with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not typically significant either because of application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels or the short expected life of the financial instruments.
See Note 5 “
Collateralized transactions
” for more information about these types of financial instruments.
Loans receivable
The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.
Loans at banks include both retail and commercial secured loans and traditional unsecured loans mainly extended by Nomura Trust & Banking Co., Ltd. Where retail and commercial loans are secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.
Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage activities provided by Nomura’s Wealth Management Division (renamed the Retail Division as the “Wealth Management Division”, effective from April 1, 2024, to match the condition of business). These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified loan-to-value
(“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral as required by Nomura. Allowances for current expected credit losses against short-term secured margin loans are therefore usually not significant.
Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day
financings are traded through money market dealers. The risk to Nomura of making these loans is limited as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature. Allowances for current expected credit losses against inter-bank money market loans are therefore usually not significant.

F-6
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Corporate
loans are primarily commercial loans provided to corporate clients excluding loans at banks. Corporate loans include loans secured by real estate or securities and, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks. Advances to affiliated companies include loans to affiliated companies.
The following tables present a summary of loans receivable reported within
Loans and receivables
or
Investments in and advances to
affiliated companies
in the consolidated balance sheets as of March 31, 2024, and September 30, 2024 by portfolio segment.

	Millions of yen
	March 31, 2024
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥915,962	¥—	¥915,962
Short-term secured margin loans	608,332	—	608,332
Inter-bank money market loans	—	—	—
Corporate loans	1,870,316	2,074,585	3,944,901

Total loans receivables	¥3,394,610	¥2,074,585	¥5,469,195

Advances to affiliated companies	8,066	1,514	9,580

Total	¥3,402,676	¥2,076,099	¥5,478,775

	Millions of yen
	September 30, 2024
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥975,225	¥—	¥975,225
Short-term secured margin loans	725,420	—	725,420
Inter-bank money market loans	—	—	—
Corporate loans	1,608,372	2,045,084	3,653,456

Total loans receivables	¥3,309,017	¥2,045,084	¥5,354,101

Advances to affiliated companies	7,803	2,268	10,071

Total	¥3,316,820	¥2,047,352	¥5,364,172

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.
There were no significant purchases or sales of loans receivable during the six months ended September 30, 2023 and 2024, respectively.
There were also no significant reclassifications of loans receivable to or from trading assets during the six months ended September 30, 2023 and 2024, respectively.
Net unamortized deferred fees and costs, unamortized premiums and discounts related to loans receivable carried at amortized cost were not significant as of March 31, 2024 and September 30, 2024.

F-6
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Allowances for current expected credit losses
Management has established allowances for current expected credit losses using the current expected credit losses impairment model (“CECL impairment model”) against the following types of financial instruments, including financing receivables, which are not measured at fair value on a recurring basis, to reflect the net amount Nomura expects to collect:

•	Loans receivable;

•	Written unfunded loan commitments and other off-balance sheet financial instruments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties, reinsurance benefits, and net investments in finance leases.
Current expected credit losses for an individual or portfolio of financial instrument are measured at each Nomura reporting date based on expected credit losses over the remaining expected life of the financial instruments that consider forecast of future economic conditions in addition to information about past events and current conditions. Key macroeconomic inputs to our weighted average forecasts of three years include GDP and credit spreads. The risk of loss is considered, even when that risk of loss is remote. While management has based its estimate of the allowances for current expected credit losses on the best information available, future adjustments to the allowances may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.
Nomura has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2024 was ¥13,653 million. The amount of accrued interest receivable as of September 30, 2024 was ¥10,533 million.
The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied.
Financial instruments subject to the CECL impairment model are written off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principal and interest balances have been exhausted.

F-6
9

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The
following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the six months ended September 30, 2024.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments, other off-balance sheet financial instruments and certain deposits
•   Full loss rate model developed by Nomura’s Risk department

•   Measures expected credit losses based on probability of default (“PD”), Loss Given Default (“LGD”) and Exposure at Default (“EAD”) inputs.

•   PD inputs incorporate forward-looking scenarios used by Nomura for internal risk management and capital purposes.

•   Immediate reversion method used for periods beyond which reasonable and supportable forecast is not available.

•   For financial instruments which have defaulted or are probable of defaulting, expected credit losses measured using discounted cash flow analyses or, where the financial instrument is collateral dependent, based on any shortfall of fair value of the underlying collateral.

Collateralized agreements, short-term secured margin loans and cash prime brokerage loans
•   For reverse repos and short-term secured margin loans and cash prime brokerage loans where frequent margining is required and the counterparty has ability to replenish margin, as permitted by a practical expedient provided by ASC 326, expected credit losses are limited to difference between carrying value of the reverse repo or margin loan and fair value of underlying collateral.

•   Securities borrowing transactions typically have very short expected lives and are collateralized and therefore expected credit losses are generally determined qualitatively to be insignificant based on historical experience and consistent monitoring of collateral.

Customer contract assets and receivables
•   Expected credit losses typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic climate and specific information about the ability of the client to pay.

F-

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The
following tables present changes in the allowances for current expected credit losses for the six months ended September 30, 2023 and 2024 as determined using the CECL impairment model defined by ASC 326.

	Millions of yen
	Six months ended September 30, 2023
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,126	¥—	¥2,930	¥4,056	¥1,776	¥5,832
Provision for credit losses	—	—	537	537	14	551
Write-offs	—	—	(386)	(386)	—	(386)
Other (2)	(377)	—	226	(151)	(65)	(216)

Ending balance	¥749	¥—	¥3,307	¥4,056	¥1,725	¥5,781

	Millions of yen
	Six months ended September 30, 2024
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥785	¥—	¥1,631	¥2,416	¥15,631	¥18,047
Provision for credit losses	49	—	(165)	(116)	13	(103)
Write-offs	—	—	—	—	—	—
Other (2)	—	—	(89)	(89)	(1,231)	(1,320)

Ending balance	¥834	¥—	¥1,377	¥2,211	¥14,413	¥16,624

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.
(2)	Primarily includes recoveries and foreign exchange movements.

F-7
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Modifications of loans from borrowers experiencing financial difficulty
In the ordinary course of business, Nomura may modify loans classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or for relationship reasons. Nomura adopted ASU
2022-02
“
Financial instruments – Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures
” on April 1, 2023. The adoption of the ASU eliminated the recognition and measurement guidance for trouble debt restructurings (“TDRs”) and related disclosure requirements, and added new disclosures for the financial effect and subsequent performance of certain types of modifications of loans for borrowers experiencing financial difficulty. These modifications occur when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower including, but not limited to, interest rate reductions, term extensions, other-than-insignificant payment delays and principal forgiveness that would not otherwise have been required under the terms of the original agreement.
Expected credit losses for these types of modification which only involve modification of the loan’s terms (rather than receipt of assets in full or partial satisfaction) are now typically determined using a discounted cash flow analysis. Assets received in full or partial satisfaction of loans from borrowers experiencing financial difficulty are recognized at fair value.
The amounts of modifications of loans from borrowers experiencing financial difficulty which occurred during the six months ended September 30, 2023 and 2024 were not significant.
Nonaccrual and past due loans
Loans are placed on a nonaccrual status if interest is deemed uncollectible. Nomura policy is to define interest as being uncollectible if the borrower is determined to be in financial difficulty or an interest or principal payment on the underlying loan is 90 days or more past due.
Where a loan is placed on a nonaccrual status, any accrued but unpaid interest receivable is
reversed against revenue and no further accrual of interest is permitted. Interest income is subsequently recognized when a cash payment is received from the borrower using the cash basis method.
Generally, loans are only returned to an accrual status if the loan is brought contractually current, i.e., all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.
As of March 31, 2024, the amount of loans which were placed on a nonaccrual status was not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
As of September 30, 2024, the amount of loans which were placed on a nonaccrual status was not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
Credit quality indicators
Nomura is exposed to credit risks due to a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing
credit analysis of each individual loan and continuous post-financing monitoring of the borrower’s creditworthiness.
The following tables present an analysis of each portfolio segment not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2024 and September 30, 2024.

F-7
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥122,946	¥213,785	¥12,000	¥5,660	¥2,650	¥27,115	¥—	¥384,156
BB-CCC	108,558	215,226	5,086	—	995	283	—	330,148
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	139,104	—	—	—	—	—	139,104

Total secured loans at banks	¥231,504	¥568,115	¥17,086	¥5,660	¥3,645	¥27,398	¥—	¥853,408

Unsecured loans at banks:
AAA-BBB	¥4,075	¥9,904	¥2,844	¥8,449	¥6,352	¥25,099	¥—	¥56,723
BB-CCC	900	756	—	1,000	875	2,300	—	5,831
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥4,975	¥10,660	¥2,844	¥9,449	¥7,227	¥27,399	¥—	¥62,554

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	285,209	19,038	—	—	—	—	304,085	608,332

Total short-term secured margin loans	¥285,209	¥19,038	¥—	¥—	¥—	¥—	¥304,085	¥608,332

Secured corporate loans:
AAA-BBB	¥32,362	¥217,440	¥177,557	¥113,559	¥84,442	¥103,995	¥685,608	¥1,414,963
BB-CCC	—	25,759	17,018	12,591	32,187	8,204	161,371	257,130
CC-D	—	—	—	—	—	—	—	—
Others (1)	8,203	302	—	—	—	—	252	8,757

Total secured corporate loans	¥40,565	¥243,501	¥194,575	¥126,150	¥116,629	¥112,199	¥847,231	¥1,680,850

F-7
3

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	36,329	8,376	—	—	—	—	—	44,705
CC-D	—	—	—	—	—	—	—	—
Others	150	122	—	537	—	143,952	—	144,761

Total unsecured corporate loans	¥36,479	¥8,498	¥—	¥537	¥—	¥143,952	¥—	¥189,466

Advances to affiliated companies
AAA-BBB	¥—	¥4,066	¥3,000	¥1,000	¥—	¥—	¥—	¥8,066
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥4,066	¥3,000	¥1,000	¥—	¥—	¥—	¥8,066

Total	¥598,732	¥853,878	¥217,505	¥142,796	¥127,501	¥310,948	¥1,151,316	¥3,402,676

(1)	Relates to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write-offs as of March 31, 2024 were not significant.

F-7
4

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	September 30, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥284,167	¥73,126	¥7,000	¥5,150	¥2,600	¥24,784	¥—	¥396,827
BB-CCC	274,315	77,042	8,464	—	970	266	—	361,057
CC-D	—	—	—	—	—	—	—	—
Others (1)	160,827	—	—	—	—	—	—	160,827

Total secured loans at banks	¥719,309	¥150,168	¥15,464	¥5,150	¥3,570	¥25,050	¥—	¥918,711

Unsecured loans at banks:
AAA-BBB	¥5,405	¥9,367	¥2,506	¥8,055	¥3,950	¥21,725	¥—	¥51,008
BB-CCC	1,000	756	—	—	1,550	2,200	—	5,506
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥6,405	¥10,123	¥2,506	¥8,055	¥5,500	¥23,925	¥—	¥56,514

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	409,370	2,785	—	—	—	—	313,265	725,420

Total short-term secured margin loans	¥409,370	¥2,785	¥—	¥—	¥—	¥—	¥313,265	¥725,420

Secured corporate loans:
AAA-BBB	¥229,053	¥237,408	¥141,224	¥59,940	¥61,724	¥82,337	¥280,143	¥1,091,829
BB-CCC	37,480	57,005	22,832	4,022	34,636	2,372	154,391	312,738
CC-D	—	—	—	—	—	—	189	189
Others (1)	67,640	—	—	—	257	—	132	68,029

Total secured corporate loans	¥334,173	¥294,413	¥164,056	¥63,962	¥96,617	¥84,709	¥434,855	¥1,472,785

F-7
5

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	September 30, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	184	113	—	503	—	134,787	—	135,587

Total unsecured corporate loans	¥184	¥113	¥—	¥503	¥—	¥134,787	¥—	¥135,587

Advances to affiliated companies
AAA-BBB	¥—	¥3,803	¥3,000	¥1,000	¥—	¥—	¥—	¥7,803
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥3,803	¥3,000	¥1,000	¥—	¥—	¥—	¥7,803

Total	¥1,469,441	¥461,405	¥185,026	¥78,670	¥105,687	¥268,471	¥748,120	¥3,316,820

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write-offs as of September 30, 2024 were not significant.

F-7
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The
following table presents a definition of each of the internal ratings used in the Nomura.

Rating Range	Definition
AAA	Highest credit quality category. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but higher that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changes in circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range,’ but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—higher than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – higher than that of

‘B range’.

CC	An obligor or facility is currently highly vulnerable to insolvency or is under distressed debt restructuring. Due to insolvency concern or payment failure, a termination notice and close out is initiated. It also includes a solvent obligor past due on financial obligations by more than three months. The obligor continues to be a going-concern.

C	An obligor or facility is imminent to file for bankruptcy (i.e. Chapter 11 or equivalent) in the near-term. The going-concern status is about to cease; unless for an extraordinary turnaround event.

D	An Obligor or facility has filed for bankruptcy, administration, receivership, liquidation or other winding up or cessation of business of an obligor or other similar situations. D range includes sale of assets (i.e. loans) at a material loss of more than 30%, or the obligor is externally rated ‘D range’ by any Designated External Rating Agencies.
Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

F-7
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

9. Leases:
Nomura as lessor
Nomura leases office buildings and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within
Other assets
—
Office buildings, land, equipment and facilities.
The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024			September 30, 2024
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate (1)	¥21	¥—	¥21	¥21	¥—	¥21
Aircraft	13,259	(184)	13,075	32,470	(272)	32,198

Total	¥13,280	¥(184)	¥13,096	¥32,491	¥(272)	¥32,219

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate used by Nomura.
Nomura recognized lease income of ¥1,400 million for the six months ended September 30, 2023 and ¥684 million for the six months ended September 30, 2024. These are included in the consolidated statements of income within
Revenue
—
Other.
The following table presents an analysis of future undiscounted lease payments receivable in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of September 30, 2024. Amounts in connection with finance leases were not significant.

Millions of yen
September 30, 2024
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥2,519
1 to 2 years	2,519
2 to 3 years	2,519
3 to 4 years	2,519
4 to 5 years	2,519
More than 5 years	4,606

Total	¥17,201

F-7
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

10. Other assets—Other / Other liabilities:
The following table presents components of
Other assets
—
Other and Other liabilities
in the consolidated balance sheets as of March 31, 2024 and as of September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Other assets—Other:
Securities received as collateral	¥332,363	¥409,896
Goodwill and other intangible assets	38,387	30,878
Net d eferred tax assets (1)	24,254	24,810
Investments in equity securities for other than operating purposes (2)	299,638	322,471
Deposit receivables (3)	316,570	246,484
Prepaid expenses	22,811	27,142
Other	121,598	103,283

Total	¥1,155,621	¥1,164,964

Other liabilities:
Obligation to return securities received as collateral	¥332,363	¥409,896
Accrued income taxes	81,585	58,493
Net d eferred tax liabilities (1)	85,301	101,509
Other accrued expenses and provisions	596,684	469,366
Operating lease liabilities	189,814	168,503
Other	128,799	107,978

Total	¥1,414,546	¥1,315,745

(1)
Net deferred tax assets are deferred tax assets offset by deferred tax liabilities which relate to the same tax-paying
component within a particular tax jurisdiction. Net deferred tax liabilities are deferred tax liabilities offset by deferred tax assets which relate to the same tax-paying
component within a particular tax jurisdiction.

(2)	Includes equity securities without a readily determinable fair value. See Note 6 “ Investments ” for further information.
(3)	Includes Japan Securities Clearing Corporation’s clearing fund.

F-7
9

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

11. Earnings per share:
A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30
	2023	2024
Basic—
Net income attributable to NHI shareholders	¥58,563	¥167,325
Weighted average number of shares outstanding	3,028,036,425	2,954,723,390
Net income attributable to NHI shareholders per share	¥19.34	¥56.63

Diluted—
Net income attributable to NHI shareholders	¥58,468	¥167,209
Weighted average number of shares outstanding	3,140,207,716	3,063,523,353
Net income attributable to NHI shareholders per share	¥18.62	¥54.58

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the six months ended September 30, 2023 and 2024, arising from options to purchase common stock issued by subsidiaries and affiliates.
The weighted average number of shares used in the calculation of diluted EPS reflects the potential issuance of NHI Shares arising from stock-based compensation plans which grant Stock Acquisition Rights and Restricted Stock Units (“RSUs”) by the Company and affiliates, which would have minimal impact on EPS for the six months ended September 30, 2023 and
2024
.
Antidilutive stock-options and other stock-based compensation plans to purchase 6,940,000 and nil of NHI Shares were not included in the computation of diluted EPS for the six months ended September 30, 2023 and 2024, respectively.

F-

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

12. Employee benefit plans:
Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.
Net periodic benefit cost
The net periodic benefit cost of the defined benefit plans of Japanese entities includes the following components.

	Millions of yen
	Six months ended September 30
	2023	2024
Service cost	¥3,014	¥2,884
Interest cost	1,742	2,020
Expected return on plan assets	(2,829)	(2,833)
Amortization of net actuarial losses	1,403	922
Amortization of prior service cost	(802)	(230)

Net periodic benefit cost	¥2,528	¥2,763

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

F-8
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

13. Income taxes:
For the six months ended September 30, 2023, the difference between the effective statutory tax rate of 31% and the effective tax rate of 40.3% was mainly due to non-deductible
expenses, whereas
non-taxable
revenues decreased the effective tax rate.
For the six months ended September 30, 2024, the difference between the effective statutory tax rate of 31% and the effective tax rate of 28.3% was mainly due to decrease in valuation allowance, whereas non-deductible
expenses increased the effective tax rate.

F-8
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

14. Other comprehensive income (loss):
Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Six months ended September 30, 2023
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss) (1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥242,767	¥171,562	¥6	¥171,568	¥414,335
Pension liability adjustment	(32,174)	348	421	769	(31,405)
Own credit adjustments	107,861	(48,033)	(196)	(48,229)	59,632

Total	¥318,454	¥123,877	¥231	¥124,108	¥442,562

(1) Reclassifications out of accumulated other comprehensive income (loss) were not significant.
	Millions of yen
	Six months ended September 30, 2024
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss) (1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥444,071	¥(95,531)	¥—	¥(95,531)	¥348,540
Pension liability adjustment	(19,512)	(1,507)	552	(955)	(20,467)
Net unrealized gain (loss) on non-trading debt securities	—	(27)	—	(27)	(27)
Own credit adjustments	35,425	9,439	(181)	9,258	44,683

Total	¥459,984	¥(87,626)	¥371	¥(87,255)	¥372,729

(1) Reclassifications out of accumulated other comprehensive income (loss) were not significant.

F-8
3

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

15. Commitments, contingencies and guarantees:
Commitments—
Credit and investment commitments
In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below in commitments to extend credit.
Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below in commitments to invest.
The following table presents a summary of the key types of outstanding commitments provided by
Nomura
.

	Millions of yen
	March 31, 2024	September 30, 2024
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,724,901	¥2,287,712
Other commitments to extend credit	1,380,710	1,287,614

Total	¥3,105,611	¥3,575,326

Commitments to invest	¥31,989	¥26,996
As of September 30, 2024, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥2,287,712	¥2,287,712	¥—	¥—	¥—
Other commitments to extend credit	1,287,614	227,388	433,019	376,031	251,176

Total	¥3,575,326	¥2,515,100	¥433,019	¥376,031	¥251,176

Commitments to invest	¥26,996	¥3,341	¥2,500	¥400	¥20,755
The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case
basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.
Contingencies—
Investigations, lawsuits and other legal proceedings
In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

F-8
4

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The
ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.
The Company regularly evaluates each legal proceeding and claim on a case-by-case
basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “
Contingencies
” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2024 and September 30, 2024, the total liability of ¥21,177 million and ¥16,780 million have been recognized respectively, and reported within
Other liabilities
in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the loss can be reasonably estimated.
The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular interim or annual period.
For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of
December 13
, 2024, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥42 billion.
For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.
Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.
In October 2010 and June 2012, two actions were brought against Nomura International plc (“NIP”), seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.
In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $24.4 million plus interest.

F-8
5

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Certain
of the Company’s subsidiaries in the U.S. securitized residential mortgage loans as residential mortgage-backed securities (“RMBS”) by purchasing loans from third-party originators rather than originating them. These subsidiaries received and provided loan level representations and warranties that detailed borrower characteristics and property conditions, including credit status and compliance with guidelines and laws. From RMBS issued between 2005 and 2007, the subsidiaries received repurchase claims totaling $3,203 million, rejecting demands made after the statute of limitations applicable to breach of representation claims expired. Investors initiated breach of contract actions through the trustee from 2011 to 2014. Claims filed within the six-year
statute of limitations survived dismissal motions, leading to completed discovery. The Company has been engaged in efforts to resolve the actions outside of Court, and has finalized five settlement agreements with Trustees, dismissing those actions with prejudice, while two remaining Trusts await court proceedings for settlement agreements approved
by Certificateholders.
NIP is involved in two Italian civil claims and an Italian administrative matter described further below relating to certain structured financial transactions that Banca Monte dei Paschi di Siena SpA (“MPS”) entered into with NIP in 2009 (“Transactions”). The Transactions have also been subject to criminal proceedings, in relation to which NIP and two former employees of NIP were acquitted on appeal as well as other civil litigation which has been resolved.
In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary
damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal and, in November 2023, the court dismissed Alken’s appeal. In January 2024, Alken appealed the Court of Appeal’s decision to the Italian Supreme Court.
In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary
damages in an amount left to be quantified by the Judge. In May 2024, the court rejected all of York’s claims. In June 2024, York appealed the decision to the Milan Court of Appeal.
Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB appealed the Court of Appeal’s decision to the Italian Supreme Court but has since applied to withdraw its appeal. A Court order discontinuing the proceedings is awaited
.
On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. In August 2021, NIP and the Company appealed the decision. The fine has been provisionally paid, as is required, pending the outcome of NIP and the Company’s appeal.
NIP was named as a defendant in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NIP and the remaining defendants have agreed to a settlement with plaintiffs without admitting any wrongdoing. The settlement has received final Court approval.
Nomura has responded to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

F-8
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In

September 2017 and November 2017, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks sought to recover approximately $68 million in damages, plus interest. By judgment dated October 13, 2023, the Taipei District Court dismissed the FT Syndicate Bank’s claims in entirety. In November 2023, Statements of Appeal were filed by 7 of the 8 FT Syndicate Banks (First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd. and Bank of Taiwan, together the “Appellants”), indicating the Appellants’ intention to appeal the Taipei District Court decision to the Taiwan High Court. The case is transferred to the Taiwan High Court in February 2024 for appeal. The claim amount for the appeal is approximately $63 million in damages, plus interest.
In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.
In and after August 2022, Nomura Financial Advisory and Securities (India) Private Limited (“NFASI”) was served with seven
commercial suits filed with the Bombay High Court against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were
s
even
of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR 5.1 billion in damages, plus interest.
In October 2024, NIP received a statement of claim from a Prosecutor of the Court of Auditors in Italy in relation to an advisory relationship NIP entered into with an Italian Regional counterparty in 2005. The claim alleges that NIP caused harm to the Italian Regional counterparty and as such civil damages of approximately EUR 122.8 million are payable.
In addition to the matters described above, Nomura is also involved in other matters which can include ongoing lawsuits by counterparties or other third parties or formal and informal reviews, requests for information, audits, assessments and investigations by regulators, taxing authorities and other governmental agencies regarding certain business activities, which may include trading, financing, prime brokerage, market-making, advisory services, investment management services, and financial reporting matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or limitations on the ability to conduct certain business. These are not separately disclosed above on the basis that these are not currently considered significant.

F-8
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Guarantees—
In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.
In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura includes relevant information about these derivative contracts that could meet the accounting definition of guarantees in the disclosure below.
For information about the maximum potential amount of future payments that Nomura could be required to make under these derivative contracts, the notional amount of contracts has been disclosed, except for certain derivative contracts, such as written interest rate caps and written currency options, the maximum potential payout amount cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.
The notional amounts do not represent anticipated losses from these derivatives contracts. As Nomura measures all derivative contracts at fair value, carrying value is considered the best indication of probability of payment and performance risks for these derivative contracts. Nomura may also reduce net exposures to certain of these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risks related to these derivative contracts.
The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2024		September 30, 2024
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts (1)(2)	¥11,286,872	¥613,663,415	¥10,113,360	¥567,680,462
Standby letters of credit and other guarantees (3)	—	3,561,640	—	4,751,427

(1)	Credit derivatives are disclosed in Note 3. “ Derivative instruments and hedging activities ” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)
Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee are minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of September 30, 2024.

	Millions of yen
	Carrying value	Maximum Potential Payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥10,113,360	¥567,680,462	¥139,096,343	¥206,106,027	¥45,013,686	¥177,464,406
Standby letters of credit and other guarantees	—	4,751,427	4,713,119	21,074	17,225	9

F-8
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

16. Segment and geographic information:
Operating segments—
Nomura’s operating management and management reporting are prepared based on the Wealth Management, the Investment Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. Please refer to Note 4 “
Revenue from services provided to customers
” for types of products and services offered by each reportable segment and corresponding revenue. Nomura renamed the Retail Division as the “Wealth Management Division,” effective April 1, 2024.
The accounting policies for segment information follow U.S. GAAP, except for a part of the impact of unrealized gains/losses on certain investments in equity securities held for operating purposes, which under U.S. GAAP are included in
Income (loss) before income taxes,
but excluded from segment information.
Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “
Other
”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.
Business segments’ results are shown in the following tables.
Net interest revenue
is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

F-8
9

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	Wealth Management	Investment Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2023
Non-interest revenue	¥188,301	¥76,357	¥387,061	¥47,815	¥699,534
Net interest revenue	2,681	(4,721)	7,876	12,893	18,729

Net revenue	190,982	71,636	394,937	60,708	718,263
Non-interest expenses	138,990	44,794	384,572	45,272	613,628

Income before income taxes	¥51,992	¥26,842	¥10,365	¥15,436	¥104,635

Six months ended September 30, 2024
Non-interest revenue	¥225,535	¥105,150	¥493,208	¥86,043	¥909,936
Net interest revenue	5,132	(1,393)	15,019	11,068	29,826

Net revenue	230,667	103,757	508,227	97,111	939,762
Non-interest expenses	143,120	48,643	441,812	68,253	701,828

Income before income taxes	¥87,547	¥55,114	¥66,415	¥28,858	¥237,934

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “
Other.
”

F-

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the major components of
Income (loss) before income taxes
in “
Other
.”

	Millions of yen
	Six months ended September 30
	2023	2024
Net gain (loss) related to economic hedging transactions	¥(5,511)	¥(1,027)
Realized gain on investments in equity securities held for operating purposes	8,217	496
Equity in earnings of affiliates	22,731	26,351
Corporate items	3,322	187
Other (1)	(13,323)	2,851

Total	¥15,436	¥28,858

(1)	Includes the impact of Nomura’s own creditworthiness.
The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported
Net revenue,
Non-interest
expenses
and
Income before income taxes
in the consolidated statements of income.

	Millions of yen
	Six months ended September 30
	2023	2024
Net revenue	¥718,263	¥939,762
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,590)	(1,993)

Consolidated net revenue	¥716,673	¥937,769

Non-interest expenses	¥613,628	¥701,828
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥613,628	¥701,828

Income before income taxes	¥104,635	¥237,934
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,590)	(1,993)

Consolidated income before income taxes	¥103,045	¥235,941

F-9
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Geographic information—
Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.
The table below presents a geographic allocation of
Net revenue
and
Income (loss) before income taxes
from operations by geographic areas, and
long-lived assets
associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively.
Net revenue
and
Long-lived assets
have been allocated based on transactions with external customers while
Income (loss) before income taxes
have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Six months ended September 30
	2023	2024
Net revenue (1) :
Americas	¥202,420	¥292,423
Europe	109,768	177,770
Asia and Oceania	24,030	23,467

Subtotal	336,218	493,660
Japan	380,455	444,109

Consolidated	¥716,673	¥937,769

Income (loss) before income taxes:
Americas	¥(6,776)	¥33,120
Europe	(15,125)	(1,804)
Asia and Oceania	4,459	25,398

Subtotal	(17,442)	56,714
Japan	120,487	179,227

Consolidated	¥103,045	¥235,941

(1)	There is no revenue derived from transactions with a single major external customer.

F-9
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2024	September 30, 2024
Long-lived assets:
Americas	¥121,633	¥107,408
Europe	62,063	57,318
Asia and Oceania	33,820	31,424

Subtotal	217,516	196,150
Japan	270,924	280,210

Consolidated	¥488,440	¥476,360

17. Supplementary subsidiary guarantee information required under SEC rules:
The Company provides several guarantees of debts of its subsidiaries.
The Company has fully and unconditionally guaranteed the securities issued by Nomura America Finance LLC (“NAFL”), which is an indirect, wholly owned finance subsidiary of the Company. NAFL operates as a special purpose entity. It was formed for the purpose of issuing debt securities to repay existing credit facilities, refinance indebtedness, and for acquisition purposes. The guarantee will remain in effect until the entire principal, if any, of, and interest and premium, if any, on, the securities has been paid in full or discharged in accordance with the provisions of the indenture, or otherwise fully defeased by the Company.

F-9
3

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Results of Review of Interim Financial Statements
We have reviewed the accompanying consolidated balance sheet of Nomura Holdings, Inc. (the “Company”) as of September 30, 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month
periods ended September 30, 2024 and 2023, and the related notes (collectively referred to as the “consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of March 31, 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated June 26, 2024, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2024, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
December 13, 2024

F-9
4

Exhibit 15
December 13, 2024
The Shareholders and Board of Directors of
Nomura Holdings, Inc.
We are aware of the incorporation by reference in the Registration Statements (Form
F-3
No. 333-261756
and
No. 333-273353
and Form
S-8
No. 333-228585,
No. 333-228586,
No. 333-231683,
No. 333-239996,
No. 333-256408,
No. 333-265160,
No. 333-272157,
and
No. 333-279645)
and related Prospectus of Nomura Holdings, Inc. of our report dated December 13, 2024 relating to the unaudited consolidated interim financial statements of Nomura Holdings, Inc. as of and for the six-month
period ended September 30, 2024 that are included in its Form
6-K
dated December 13, 2024.
/s/ Ernst & Young ShinNihon LLC

Exhibit 17
Subsidiary Issuer of Registered Guaranteed Securities
Nomura Holdings, Inc. (“NHI”) fully and unconditionally guarantees certain securities issued by its indirect, wholly owned finance subsidiary, Nomura America Finance LLC (“NAFL”). The securities issued by NAFL and guaranteed by NHI that are subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are as follows:

•	Senior Global Medium-Term Notes, Series A